05010988

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Chevalier International Holdings

*CURRENT ADDRESS

PROCESSED

SEP 09 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4803 FISCAL YEAR 3/31/05

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 9/7/05

82-4203

CHEVALIER

國際集團有限公司

(慕達註冊成立之有限公司)

CHEVALIER

INTERNATIONAL

(Incorporated in Bermuda with limited liability)

二零零四至二零零五年度年報

ANNUAL REPORT 2004 - 2005

35 CHEVALIER ANNIVERSARY SINCE 1970

目錄

財務日誌

事項	日期
中期業績公佈	二零零四年十二月十日
末期業績公佈	二零零五年七月十三日
截止過戶日期	
中期股息	二零零五年一月三日至七日
末期股息	二零零五年八月二十二日至二十六日
股東週年大會	二零零五年九月九日
派發股息	
中期股息每股港幣二十仙	二零零五年一月十四日
末期股息每股港幣二十五仙	二零零五年九月十三日

財務概要

(所列帳項為港幣)

下列為本集團截至二零零五年三月三十一日止過往五年內之總資產、總負債、股本及業績概況。

	2001	2002	2003	2004	**2005**
財政項目 *(百萬元)*					
總資產	4,847	5,176	5,392	6,003	**6,873**
總負債	2,406	2,677	2,913	3,206	**3,683**
少數股東權益	325	332	279	323	**348**
股東權益	2,116	2,167	2,200	2,474	**2,842**
股本(發行股數－百萬)	246	255	262	279	**279**
營業額	3,775	3,339	3,332	3,199	**4,290**
年度溢利	173	114	84	186	**282**
每股計算 *(元)*					
盈利	0.70	0.45	0.32	0.69	**1.01**
股息	0.3	0.175	0.175	0.3	**0.45**
資產淨值(按帳面值)	8.60	8.50	8.40	8.87	**10.2**

營業額(百萬元)


01
3,775
02
3,339
03
3,332
04
3,199
05
4,290

溢利(百萬元)


01
173
02
114
03
84
04
186
05
282

盈利及股息(每股計算)(元)


01
0.70
0.3
02
0.45
0.175
03
0.32
0.175
04
0.69
0.3
05
1.01
0.45

股東權益(百萬元)


01
2,116
02
2,167
03
2,200
04
2,474
05
2,842

盈利　股息

公司資料

執行董事

周亦卿 *(主席兼董事總經理)*
郭海生 *(董事總經理)*
馮伯坤
譚國榮
簡嘉翰
周維正
何宗樑

獨立非執行董事

黃宏發O.B.E., J.P.
周明權O.B.E., J.P.
李國謙

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

中國銀行(香港)有限公司
法國巴黎銀行
恒生銀行有限公司
香港上海滙豐銀行
廖創興銀行有限公司
上海商業銀行

律師

齊伯禮律師行
Appleby Spurling Hunter

註冊辦事處

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

主要營業地點

香港九龍灣宏開道八號
其士商業中心二十二樓
電話：(852) 2318 1818
傳真：(852) 2757 5138

主要股份登記處

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda

香港股份登記及過戶分處

標準証券登記有限公司
香港灣仔告士打道五十六號
東亞銀行港灣中心地下

股份上市

香港聯合交易所有限公司
股份代號：025

美國預託證券託管銀行

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

網址

http://www.chevalier.com

認可資格

屋宇署

其士建築(香港)有限公司	– 一般建築承建商名冊
其士(建築)有限公司	– 一般建築承建商名冊
其士(香港)有限公司	– 註冊專門承建商(通風系統工程)
其士基建香港有限公司	– 一般建築承建商名冊
聯益建造有限公司	– 一般建築承建商名冊
聯益承建有限公司	– 一般建築承建商名冊

機電工程署

其士(機電工程)有限公司	– 註冊電業承辦商
其士(香港)有限公司	– 建築工地升降機及塔式工作平台(安全)條例－註冊承建商
	– 註冊電業承辦商
	– 升降機及自動梯註冊承建商

環境運輸及工務局

其士(土木工程)有限公司	– 承建商名冊港口工程(丙組/試用期)
其士(建築)有限公司	– 樓宇建築(丙組)
其士(機電工程)有限公司	– 電氣裝置(第III組)
其士(環境技術)有限公司	– 污水處理廠及隔篩廠機電裝置
	– 供應及裝置濾水廠設備(試用期)
其士(香港)有限公司	– 空調裝置(第II組)
	– 柴油發電機裝置
	– 工業用途電氣裝置
	– 升降機、自動梯及乘客輸送帶裝置
	– 機械裝卸及起重裝置
	– 機械裝置(第II組)
	– 供應及裝置抽水機組及相連的水管工程
其士(衞星通訊)有限公司	– 廣播接收裝置
	– 防盜及保安裝置
	– 無線電裝置(試用期)
其士基建香港有限公司	– 樓宇建築(乙組/試用期)
	– 承建商名冊港口工程(乙組/試用期)
	– 道路及渠務(丙組)
	– 水務工程(丙組)
聯益建造有限公司	– 樓宇建築(丙組)
	– 道路及渠務(甲組/試用期)
	– 水務工程(丙組)
永和(瀝青)工程公司	– 道路及渠務(乙組)
(由赤道綫有限公司經營)	– 斜坡/擋土牆的防止山泥傾瀉/修補工程(試用期)

消防處

其士(機電工程)有限公司	– 註冊消防裝置承辦商(第二級)

認可資格

香港房屋委員會

其士(建築)有限公司	–	樓宇承建商(新造工程第二組)、保養工程(第一組)
其士(機電工程)有限公司	–	電業承辦商
其士(香港)有限公司	–	空氣調節及通風系統承辦商
	–	升降機及自動梯承建商
	–	備用發電機組保養
其士富居物業管理有限公司	–	認可居屋苑物業管理公司(名單甲)
	–	認可停車場管理公司
	–	公共租住屋邨認可物業管理代理登記冊
	–	認可商場物業管理公司(名冊1)
	–	物業管理服務公司
其士基建香港有限公司	–	樓宇建築(保養)／(第二組)
聯益承建有限公司	–	保養工程第二組
	–	商場改善工程

香港房屋協會

其士(建築)有限公司	–	樓宇承建商(任何價值之工程)
其士基建香港有限公司	–	認可本地承建商
聯益建造有限公司	–	認可本地承建商

香港品質管理局

其士(土木工程)有限公司	–	ISO 9001品質證書CC1438 土木工程的建造和保養
其士冷藏倉庫有限公司	–	ISO 9001品質證書CC2435 提供冷凍倉存服務
其士(建築)有限公司	–	ISO 9001品質證書CC140 樓宇建築
	–	ISO 9001品質證書CC270 樓宇保養、維修及改善工程
其士(機電工程)有限公司	–	ISO 9001品質證書CC393 高壓、低壓和特低壓電力系統的設計、物料供應、安裝和保養
其士(環境技術)有限公司	–	ISO 9001品質證書CC792 水處理和污水處理系統的設計、供應及安裝(香港)
其士(香港)有限公司	–	ISO 9001品質證書CC242 升降機和自動電梯系統設計、物料供應、安裝和保養服務(香港)
	–	ISO 9001品質證書CC458 採暖、通風和空調、低壓電力、消防和排水系統的設計、物料供應和安裝 採暖、通風和空調系統的保養和操作

認可資格

其士(衛星通訊)有限公司	– ISO 9001品質證書CC2229 特低壓電力系統、話音和數據網絡系統的設計、物料供應、安裝和維修保養
其士基建香港有限公司	– ISO 9001品質證書 土木工程的建造，包括港口工程、水務工程、地盤設立、道路及渠務 樓宇建築及保養
聯益建造有限公司	– ISO 9001品質證書CC790 樓宇建築、土木工程及維修工程
聯益承建有限公司	– ISO 9001品質證書CC259 樓宇保養、維修及改善工程
諾道香港有限公司	– ISO 9001品質證書 CC2794 用於翻新壓力管和排水管的現場固化管內襯托的製造和供應
其士管道修復香港有限公司	– ISO 9001品質證書CC2222 提供地下管道更新服務
永和(瀝青)工程公司 (由赤道綫有限公司經營)	– ISO 9001品質證書 土木工程的保養 土木工程的建造，包括地盤設立、水務工程、道路及渠務 斜坡保護工程、防止山泥傾瀉的擋土牆及修補工程
新加坡生產力與標準局	
其士新加坡控股私人有限公司	– ISO 9001品質證書 升降機與自動電梯之設計、安裝與維修
香港保險業聯會	
其士保險有限公司	– 會員
保險業監理處	
其士保險有限公司	– 一般保險業務牌照
保險索償投訴局	
其士保險有限公司	– 會員
香港汽車保險局	
其士保險有限公司	– 會員
香港華商保險公會	
其士保險有限公司	– 會員
香港保險中介商會	
其士保險有限公司	– 會員

認可資格

香港專業保險經紀協會		
其士(保險顧問)有限公司	–	會員
香港海關		
其士冷藏倉庫有限公司	–	公眾保税倉牌照
食物環境衛生署		
其士冷藏倉庫有限公司	–	凍房牌照
康樂及文化事務署		
其士富居物業管理有限公司	–	認可供應商
工業貿易署		
其士冷藏倉庫有限公司	–	獲批准的食米貯存地方
電訊管理局		
其士(網絡科技)有限公司	–	示範/展覽牌照(放寬限制)
	–	無線電商牌照(放寬限制)
其士(衛星通訊)有限公司	–	衛星電視共用天線系統牌照
保安及護衛業管理委員會		
其士(香港)有限公司	–	保安公司牌照(保安工作類別III)
其士(衛星通訊)有限公司	–	保安公司牌照(保安工作類別III)
公司註冊處-放債人部		
其士三利財務有限公司	–	放債人牌照
國際航空運輸協會		
其士旅遊有限公司	–	認可證書
香港旅遊業議會		
其士旅遊有限公司	–	基本會員
香港旅行社協會		
其士旅遊有限公司	–	基本會員
臨時建造業統籌委員會(臨時建統會)		
其士(衛星通訊)有限公司	–	認可非強制性分包商
其士(網絡科技)有限公司	–	認可非強制性分包商
政府物流服務署		
其士(網絡科技)有限公司	–	認可供應商
客戶中心協會		
其士(網絡科技)有限公司	–	公司會籍

業務架構


其士國際集團
有限公司
建築及
機械工程
保險及投資
物業及酒店
資訊科技及
其他業務
升降機及
電扶梯
玻璃幕牆
及鋁窗
環保及
機電工程
冷氣設備
系統
建材設備
電力及
工業設備
管道技術
建築及
土木工程
道路、渠務
及水務工程
樓宇保養
混凝土供應
保險服務
資產管理
物業投資
及發展
物流及
倉儲服務
物業管理
酒店投資
休閒飲食
網絡科技
流動數碼
方案
企業自動
科技
汽車及貿易
印刷業務
財務及
借貸服務
旅遊顧問

管理層討論及分析

緊隨著集團於2003/2004年度的業績顯著改善，董事會欣然向股東宣佈本集團是年度的純利大幅增長。卓越業績除了因整體經濟尤其是香港經濟漸漸復甦外，亦建基於本集團於過往數年穩固的收入基礎有所增長所致。本集團之增長有賴其多元化策略，而該策略的成效於2004/2005年度業績尤為顯著。儘管本年度保險部門的增長放緩，但已由其他業務如物業及酒店業務顯著的盈利增長全部抵銷。集團的營業額錄得港幣4,290,000,000元，相比上一個財政年度增加34%（2003/2004：港幣3,199,000,000元）。股東應佔溢利為港幣282,000,000元，相比去年增加52%（2003/2004：港幣186,000,000元），每股盈利為港幣1.011元（2003/2004：港幣68.7仙）。董事建議派發末期股息每股港幣25仙，連同已於二零零五年一月所派付之中期股息每股港幣20仙，合共派發股息每股港幣45仙，相比上年度增加50%。


CHEVALIER
其士集團
CHEVALIER GROUP
周亦卿博士
主席兼董事總經理

建築及機械工程

縱使香港經濟已在2003年非典型肺炎爆發後復甦，建築及其相關業務仍然未能迅速好轉。由於2004/2005年度財政預算赤字龐大，特區政府在公共開支上更趨謹慎，造成建築業務經營環境持續困難。加上投標合約數目下降，其中尤以政府工程為甚，繼續影響本集團的營業額及邊際利潤。儘管建築業陷入低潮時期，但本集團策略性地進軍其他業務，為集團提供了增長動力。擴展至管道業務為本集團多元化策略的重要一步。年內，該業務之營業額增加40%至港幣2,287,000,000

元，盈利則為港幣160,000,000元，相比去年增加11%。整體盈利與營業額的比率則由8.8%減至7%。假使建築及土木工程部門撇除在該業務之外，猶如在2003/2004年度進行私有化前不綜合於本集團的財務報表內，該業務整體邊際利潤則接近上年度的表現。


為香港站四季酒店安裝升降機、電扶梯及玻璃幕牆工程


為如心廣場安裝升降機、電扶梯及玻璃幕牆工程

對升降機及電扶梯部門而言，競爭激烈影響其整體業績。然而，隨著二零零四年地產市道好轉，情況已漸趨穩定。玻璃幕牆及鋁窗部門亦面對同樣困難的情況，但於2004/2005年度下半年工程合約已開始增加，正在進行的主要工程合約包括玻璃幕牆項目的九龍機鐵站上蓋T21、荃灣如心廣場1及2座、東涌Citygate酒店；鋁門窗項目包括美孚九巴車廠重建及上水天平山皇府山。環保及機電工程部門的表現亦有所改善，新合約包括為中華電力香港發電廠增建氯酸鈉(漂白液)投藥設備及更換鼓風機機組、為石湖墟污水處理廠供應及安裝燃氣發電機機組、為大埔污水處理廠第五階段第一期供應及安裝機電設備、紅磡灣酒店項目的電力系統安裝及澳門永利渡假村二十層高的酒店進行機械安裝工程。建築及土木工程部門繼續精簡人手以維持效率，成功為該部門於年內轉虧為盈，惟邊際利潤依


為澳門永利渡假村酒店進行機械安裝工程


為香港科技大學興建香港賽馬會創新科技中心

然偏低。其主要工程合約包括為香港科技大學興建香港賽馬會創新科技中心，以及為英基學校協會在沙田馬鞍山興建國際學校和在新界元朗第十二區興建一所小學。而位於新界元朗舊墟第十六區的中、小學承建工程進展順利，預期在二零零五年年中完成。


採用鳳凰技術於呈祥道修補750毫米直徑的雨水管

管道技術部門表現良好，營業額及盈利均達到目標。所有管道翻新業務於二零零四年年底已納入「其士管道科技有限公司」（「其士管道」）名下。集團成功重整業務，並將其士管道發展成為環球管道翻新工業之領導者。本集團亦分別增持NordiTube Technologies AB及Rib Loc Group Limited（「Rib Loc」）的股權至92%及74%。該兩家擁有管道翻新專利技術的公司為其士管道提供相關技術及專業知識；而其士管道直接管理該技術亦加速該業務之增長。於二零零四年，本集團在美國成立了新公司，加強了北美洲之業務發展。本集團亦已收購於香港、歐洲及中東從事管道翻新工程的聯營公司餘下的股權，以確保在此等地

區的領導地位。現時，其士管道已於香港、中國、新加坡、亞聯酋、比利時、瑞典、澳洲、美國及德國設立據點。而Rib Loc新發明的專利技術「Plastream」亦為本集團打開了管道製造的市場。其士管道已準備就緒，進軍此項於國際市場充滿增長潛力的業務。



修復一條位於青山道直徑為600毫米的食水管

保險及投資

雖然該部門之營業額由去年港幣283,000,000元增加至本年港幣516,000,000元，其盈利貢獻因受到2004/2005年年度建造業員工保償計劃的保險業務競爭劇烈影響，由港幣103,000,000元下跌至港幣56,000,000元。本集團的一般保險業務主要目標為獲取承保利潤，為達到這個目標，本集團已採取穩健的風險管理。年內，由於預計邊際利潤受壓，該部門需要縮減承保業務，並耐心尋找其他商機。因此，該部門的營業額及盈利均於2004/2005年年度大幅減少，解釋了該部門表現出現倒退的原因。

年內，投資市場波動而不明朗，導致投資業務盈利下降。然而，有賴本集團採用審慎及保守的投資策略，投資回報跌幅並不顯著。投資組合約60%為定息收入投資工具、高息票據、銀行存款及其他固定收入的投資，其餘為股票及基金。本集團將繼續其審慎的投資策略及維持均衡的投資組合，以確保穩定的收入來源。



位於中國成都的豪華住宅物業－翠擁天地二期

物業及酒店

年內，該業務表現理想，營業額由去年港幣340,000,000元增加至本年度的港幣535,000,000 元，增幅達57%。該業務的盈利更由去年港幣44,000,000元颷升至港幣172,000,000元。業務表現顯著改善乃由於出售位於上海的房產項目「亦園」其中三分之二單位的收入入帳，加上凍倉業務租金收入增長強勁及投資物業的租金收入同時增加所致。

隨著經濟環境好轉，出租物業的收益於去年持續增長，所有投資物業幾乎全部出租，為本集團帶來穩定收入及盈利。位於上海的豪華住宅物業「亦園」於二零零五年二月開售，市場反應亦十分踴躍，約三分之二單位經已售出，帶來超過人民幣500,000,000元之收益。

本集團已在中國內地加強投資多項發展項目。本集團參與國內項目乃建基於集團豐富的項目管理經驗，尤其在香港公共房屋及私人機構參建居屋計劃方面。本集團預期中國政府實施的宏觀調控能打擊過熱的投資，有助淘汰欠缺實力及志在投機的市場參與者，從而為物業市場健康而長遠的增長鋪路。本集團與內地不同的合作伙伴簽訂合約，分別於成都、合肥及深圳發展房地產項目，總樓面面積為1,100,000平方米。

物業管理部門於年內仍維持其管理組合。然而，本集團認為該業務仍有發展空間。位於信陽、東莞、九江的其士大酒店及加拿大溫哥華商業區中心之玫瑰花園酒店之入住率與去年相若。本集團將繼續減省成本及精簡人手，以提升該業務的盈利能力及營運效率。

主席報告書

資訊科技及其他業務

資訊科技及網絡技術部門的整體表現有所改善，營業額增至港幣570,000,000元，盈利貢獻達港幣3,300,000元，整體表現有所改善。汽車及貿易部門亦達到目標。年內，Action Honda於加拿大連續五年榮獲本田優異代理獎。儘管競爭激烈，本年汽車代理的經營溢利仍有所改善。至於美國西岸的東方食品貿易、入口及分銷業務，亦於年內維持理想表現。本集團更獲得多個備受美國市場歡迎的知名食品品牌的獨家代理權。

展望

在二零零四年，香港已從亞洲金融風暴(一九九七至九八年)及二零零三年非典型肺炎爆發的影響下完全復甦。香港經濟於二零零四年增長達8.1%，是自二零零零年以來發展最為迅速的一年。然而，香港與其他小型開放形經濟城市一般，較易受到外圍環境影響。正當本地經濟似趨穩定，香港卻受到環球及中國經濟放緩、美國加息及油價持續高企的威脅。儘管如此，我們深信隨著中國經濟持續穩定增長，而香港順利與珠三角結合，加上本年後期迪士尼樂園開幕，香港經濟於二零零五年相信可達到滿意的增長。



本公司執行董事
前排左起：郭海生、周亦卿、馮伯坤
後排左起：何宗樑、簡嘉翰、譚國榮、周維正

主席報告書

2004/2005年度對其士而言是別具意義的一年，集團以純利大幅增長慶祝成立三十五週年。我們將繼續運用所有資源，為將來持續發展建立穩定及有盈利前景的架構。過去數年，我們隨著既定的增長策略增加了管道技術及保險業務，亦在內地開展了多項物業發展項目，而我們最近更擴展至特色餐飲業務。本集團的附屬上市公司其士科技控股有限公司最近收購Pacific Coffee， 為本集團開拓了前景亮麗的嶄新領域。集團預期咖啡業務將增加其經常性收益。

本集團在不明朗及困難的情況下仍能創造驕人成績。我們將會繼續鞏固及擴展主要業務，並同時於不同的業務開拓商機。我們將投資於高質素項目，為本集團帶來穩定的經常性收益。憑著經驗豐富的專才及尖端的行業知識，本集團已準備就緒，把握前所未有的機遇，為股東帶來最大的回報。

致謝

在整體經濟環境得以改善後，本集團再創高峰。本人謹藉此機會，代表董事會對全體管理層及員工的努力、堅持及專業態度深表謝意。

主席兼董事總經理

周亦卿

香港，二零零五年七月十三日

財務評述

於二零零五年三月三十一日，本集團之總資產淨值約為港幣2,842,000,000元(二零零四年：港幣2,474,000,000元)，較二零零四年增加港幣368,000,000元或15%。

總債務與資本比率為59%(二零零四年：51%)及淨債務與資本比率為15%(二零零四年：4%)，此乃將銀行與其他借貸及借貸淨額分別除以總資產淨值港幣2,842,000,000元(二零零四年：港幣2,474,000,000元)而得出之百分比。

於結算日，本集團之銀行及其他借貸為港幣1,688,000,000元(二零零四年：港幣1,260,000,000元)。現金及銀行結存(包括抵押存款)為港幣1,260,000,000元(二零零四年：港幣1,156,000,000元)，而借貸淨額為港幣428,000,000元(二零零四年：港幣104,000,000元)。本集團大部份借貸之浮動息率乃參照香港銀行同業拆息息率計算，少部份則按最優惠利率計算。在該等浮息借貸款中，約港幣100,000,000元乃透過對冲掉期息率之固定息率計算。

年內，財務費用為港幣27,000,000元(二零零四年：港幣43,000,000元)，較二零零四年減少港幣16,000,000元。

本公司提供公司擔保，作為授予附屬公司之信貸擔保為總值港幣765,000,000元(二零零四年：港幣878,000,000元)。

本集團對現金及財務管理採取審慎之庫務政策。為妥善管理風險及降低資金成本，本集團一切庫務事宜均由總公司集中處理。目前大部份現金均為港元或美元短期存款。本集團經常對其資金流動及融資狀況均作出審核，並不時因應新投資項目或銀行貸款還款期，在維持恰當的負債比率下，尋求新的融資安排。

主要物業表

本集團之主要物業詳列如下：

(甲) 持作投資／自用物業

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
香港				
九龍灣宏開道八號其士商業中心十樓一零一一至一零一九室、十九至二十三樓及佔三分一權益之停車位二百零一個	辦公室及停車場	174,600	中期	100
九龍觀塘成業街十六號怡生工業中心A座地下	工業	16,000	中期	100
新界粉嶺安樂邨安福街一號其士貨倉大廈	工業	118,300	中期	100
九龍灣常悅道二十一號其士工程服務中心	工業	177,500	中期	100
新界荃灣德士古道二百二十至二百四十八號荃灣工業中心二、三、四及五樓全層、二十二樓二二零五及二二零七室及停車位八個	工業	163,000	中期	49
新界葵涌國瑞路，一百二十四至一百三十號	冷藏倉儲	427,500	中期	56.25
渣甸山軒德蓀道九號	住宅	9,500	長期	100
石澳道二十號	住宅	5,300	長期	100
新加坡				
Chevalier House, 23 Genting Road, Singapore 349481	工業	80,000	永久業權	100
The Blue Building, 10 Genting Road, Singapore 349473	工業	17,000	永久業權	100

主要物業表

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百分率*
加拿大				
4334-4340 Kingston Road, Ontario, MIF 2M8	用作汽車經銷之辦公室、工場及停車場	20,200	永久業權	100
14535-14583, Yonge Street, Aurora, Ontario (位於安大略省Aurora市)	用作汽車經銷之辦公室、工場及停車場	25,000	永久業權	100
888 Hamilton Street, Vancouver, B.C.	酒店	66,000	永久業權	76
美國				
430 East Grand Avenue, South San Francisco, CA	工業／貨倉	38,000	永久業權	100
中國內地				
河南省信陽市民權路三五五號	酒店	129,000	中期	70
東莞市厚街鎮沙塘村沙隆路	酒店	123,500	長期	100
廣東省廣州市東山廣場十八樓四、五、六、及七室	辦公室	7,200	中期	50.8
泰國				
No.540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	辦公室及陳列室	21,300	永久業權	50.8

主要物業表

(甲) 持作投資／自用物業(續)

地點	用途	大約樓面面積 平方呎	契約年期	集團所佔權益 百分率
德國				
Julius Strasse 12 32816 Schieder-Schwalenberg Germany	工業	245,000	永久業權	92.43
Julius Strasse 6/10 32816 Schieder-Schwalenberg Germany	辦公室及維修工場	227,000	永久業權	100
An der Brehnaer Str I 06794 Glebizsch Germany	辦公室及維修工場	218,000	永久業權	100

(乙) 發展中物業

地點	完成之程度	預算完成之日期	用途	地盤面積 平方呎	發展後大約樓面面積 平方呎	集團所佔權益 百分率
中國內地						
東莞市中心A4-01地段	空置地盤	視乎中國政府撥地之日期	住宅及商業	104,880	472,000	50

(丙) 待售物業

地點	大約樓面面積 平方呎	契約年期	集團所佔權益 百分率
香港			
九龍旺角西海庭道八至十六號富榮花園	15,500	中期	100
新界將軍澳唐明街一號富康花園	23,600	中期	100
新界屯門龍門道四十五號富健花園	8,870	中期	100
中國內地			
上海市徐區十八街坊四十八號地塊亦園	251,000	長期	80

董事會報告書

董事會欣然將本公司及本集團截至二零零五年三月三十一日止年度報告書及經審核財務報告提呈各股東省覽。

主要業務

本公司之主要業務為投資控股，而其主要附屬公司、聯營公司及共同控制實體之主要業務載於第79至86頁。

本集團截至二零零五年三月三十一日止年度以業務及地區分類之營業額及業績載於財務報告附註第34項內。

業績及撥用

本集團於截至二零零五年三月三十一日止年度之業績載於第31頁之綜合收益表內。中期股息每股港幣20仙已於二零零五年一月十四日星期五以現金支付。董事會現建議派發末期股息每股港幣25仙。

股本

年度內，本公司股本之變動載於財務報告附註第31項內。

購股權計劃

有關本公司之購股權計劃可予認購股份詳情載於財務報告附註第41項內。

儲備

年度內，儲備的變動載於財務報告附註第32項內。

投資物業

年度內，投資物業的變動載於財務報告附註第12項內。

物業、廠房及設備

年度內，物業、廠房及設備的變動載於財務報告附註第13項內。

借貸

本集團在二零零五年三月三十一日之銀行貸款及其他借貸之詳情載附註28及29。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之五大供應商及五大客戶分別佔本集團進貨額及銷售額不足30%。本公司各董事、其聯繫人士或任何股東(就董事所知其擁有本公司已發行股本超過5%者)概無與本集團的五大供應商或五大客戶有任何權益。

物業

本集團於二零零五年三月三十一日之主要物業資料載於第17頁至第19頁。

僱員及薪酬制定

於二零零五年三月三十一日，本集團於全球僱用約4,260名全職員工。截至二零零五年三月三十一日止年度，員工總開支約為港幣634,000,000元。本集團之薪酬制度乃根據僱員之工作性質、市場趨勢、公司業績及個別員工之表現而作出定期評估。其他員工福利包括酌情發放花紅獎賞、醫療計劃、退休金計劃及僱員購股權計劃等。

慈善捐款

年度內，本集團捐款予認可慈善機構及其他社會團體分別為港幣926,500元及港幣711,000元。

主要附屬公司、聯營公司及共同控制實體

本公司各主要附屬公司、聯營公司及共同控制實體之詳情分別載於財務報告附註第79頁至第86頁。

優先承讓權

本公司之細則並無優先承讓權之條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購買、出售或贖回上市證券

年內，本公司或其任何附屬公司並無購買、出售或贖回本公司之任何上市證券。

董事會報告書

董事

年度內及截至本報告日期止之在任董事如下：

執行董事

周亦卿博士 *(主席兼董事總經理)*
郭海生先生 *(董事總經理)*
馮伯坤先生
譚國榮先生
簡嘉翰先生
周維正先生
何宗樑先生

獨立非執行董事

黃宏發先生
周明權博士
李國謙先生 *(於二零零四年九月三十日獲委任)*

根據本公司之細則，李國謙先生及黃宏發先生須於即將召開之股東週年大會上告退，惟願膺選連任。各獨立非執行董事之告退規定與各執行董事相同。

董事於合約內之利益

周亦卿博士、郭海生先生、馮伯坤先生、譚國榮先生、簡嘉翰先生及周維正先生在若干合約中獲得利益，概因彼等乃其士科技控股有限公司(「其士科技」)之董事及／或實益擁有其權益。

除上文所述者外，本公司或其任何附屬公司於本年底或年內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

董事於競爭性業務之權益

年度內，概無董事與本集團於構成競爭之業務中有任何權益。

關連交易

於二零零五年三月十一日，本公司之全資附屬公司－其士管道科技有限公司(「其士管道」)為買方、Prosper Well Developments Limited(「Prosper Well」)與高鋼先生(「高鋼」)為賣方及其士管道修復香港有限公司(「其士管道修復」)(前稱「其士普魯斯香港有限公司」)訂立一項買賣協議(「PPR協議」)，收購11,935,000股其士管道修復已發行股份每股面值港幣1元及其士管道修復欠賣方的股東貸款為港幣1,000,000元；總現金代價為港幣19,300,000元。在PPR協議完成後，其士管道修復成為本公司之間接全資附屬公司。

關連交易(續)

於二零零五年三月十一日，其士管道為買方與rabmer為賣方訂立一項買賣協議(「NordiTube協議」)收購NordiTube Technologies AB(「NordiTube」)已發行股份每股面值克朗0.5元16,603,320股，現金代價約為克朗15,800,000元，(相約於港幣17,800,000元)。在NordiTube協議完成後，其士管道持有NordiTube已發行股本92.4%的權益。

其士管道修復及NordiTube均為本公司之非全資附屬公司，Prosper Well與高鋼及rabmer分別為其士管道修復及NordiTube之主要股東，故根據於二零零四年三月三十一日生效經修訂之香港聯合交易所有限公司(「聯交所」)證券上市規則(「新上市規則」)，PPR協議及NordiTube協議構成本公司之關連交易。PPR協議及NordiTube協議的相關比率低於2.5%，根據新上市規則第14A.32條，PPR協議及NordiTube協議只須符合公佈及申報之要求。

董事及主要行政人員之證券權益

於二零零五年三月三十一日，本公司董事及主要行政人員於本公司及其相聯公司(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份、相關股份及債券中所擁有已根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益及短倉(包括本公司董事根據上述證券及期貨條例條文被列為或視作擁有之權益及短倉)，或必須並已記錄於根據證券及期貨條例第352條規定須予存置之登記冊內之權益及短倉，或根據上市公司董事進行證券交易的標準守則(「標準守則」)須知會本公司及聯交所之權益及短倉如下：

(甲) 本公司權益－股份

		普通股股份數目			
董事名稱	身份	個人權益	家族權益	總數	權益概約百分比 (%)
周亦卿	實益擁有人	144,146,359*	–	144,146,359	51.74
郭海生	實益擁有人	98,216	–	98,216	0.04
馮伯坤	實益擁有人	93,479	–	93,479	0.03
譚國榮	實益擁有人	169,015	32,473	201,488	0.07
簡嘉翰	實益擁有人	29,040	–	29,040	0.01
何宗樑	實益擁有人	40,000	–	40,000	0.01

* *周亦卿博士實益持有144,146,359股本公司股份，佔本公司股份約51.74%。該等股份與下段「主要股東之證券權益」所述之股份相同。*

董事及主要行政人員之證券權益(續)

(乙) 相聯公司權益－股份

			普通股股份數目				
董事名稱	相聯公司	身份	個人權益	公司權益	家族權益	總數	權益概約百分比 (%)
周亦卿	其士科技	實益擁有人及受控制公司之權益	6,815,854	86,994,933*	–	93,810,787	54.75
郭海生	其士科技	實益擁有人	2,400,000	–	–	2,400,000	1.40
馮伯坤	其士科技	實益擁有人	2,580,000	–	–	2,580,000	1.50
譚國榮	其士科技	實益擁有人	400,000	–	10,400	410,400	0.24
簡嘉翰	其士科技	實益擁有人	451,200	–	–	451,200	0.26

* *周亦卿博士實益持有144,146,359股本公司股份，佔本公司股份約51.74%。根據證券及期貨條例，周博士被視為擁有本公司持有之其士科技股份86,994,933股之權益，周博士並已就此向其士科技作出知會。*

除上文及下段之「購股權計劃」所披露者外，於二零零五年三月三十一日就本公司董事及主要行政人員所知，概無其他人士於本公司或其任何相聯公司(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有須根據證券及期貨條例第XV部第7及第8分部知會本公司及聯交所之權益或短倉(包括彼根據上述證券及期貨條例條文被列為或視作擁有之權益或短倉)，或須根據證券及期貨條例第352條規定記錄於該條所述登記冊內之權益或短倉；或須根據標準守則知會本公司及聯交所之權益或短倉。

購股權計劃

本公司股東於二零零二年九月二十日批准本公司一項購股權計劃(「其士國際計劃」)。本公司股東及其士科技(本公司之附屬公司)股東於二零零二年九月二十日批准另一項其士科技購股權計劃(「其士科技計劃」)。其士國際計劃及其士科技計劃完全符合上市規則第十七章之規定。年度內，並無購股權根據其士國際計劃及其士科技計劃而授出、行使、註銷或失效。於年度初及年結，並無其士國際計劃及其士科技計劃尚未行使之購股權之權益。

董事服務合約

概無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(法定賠償除外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之重要合約。

董事簡介

執行董事

周亦卿博士，主席兼董事總經理，現年六十九歲，為其士集團之創辦人。彼為其士科技之主席，該公司為香港上市公司。彼亦為萬順昌集團有限公司及邵氏兄弟(香港)有限公司之獨立非執行董事及電視廣播有限公司之非執行董事。於一九九五年，周博士分別榮獲香港理工大學頒授榮譽工商管理博士學位及香港大學頒授名譽大學院士銜，並於一九九六年及一九九七年分別獲聘為南京大學名譽董事及獲香港大學頒授名譽法學博士學位。周博士同時亦出任上述香港兩間大學及香港科技大學之顧問委員會委員，並對此三間大學在研究及發展方面給予大力支持。彼並為中國浙江大學之顧問教授與及四川聯合大學之講座教授。周博士一向熱心慈善公益事務，於二零零一年獲選為香港公益金名譽副會長。彼亦於二零零一年獲委任為巴林王國駐香港名譽領事。周博士亦一直致力積極推動有關專業團體事務，及在個別宗親同鄉會及關心中國事務等機構擔任要職，貢獻良多，其中包括上海市政協常務委員、香港日本文化協會會長及台灣大學香港校友會會長。此外，英、比、法、日四國先後頒授勳銜予周博士，以表揚及認同彼對本地及海外社會之貢獻。再者，周博士更於二零零四年獲香港特別行政區政府頒授金紫荊星章。彼為本公司執行董事周維正先生之父親。

郭海生先生，董事總經理，現年五十五歲，於一九七二年加入其士集團，彼為其士科技之董事，該公司為香港上市公司。彼為香港電梯業協會主席及國際電梯工程師協會香港—中國分會副主席，並為香港註冊升降機及自動梯工程師，彼更獲委任為廣州市政協委員。郭先生對業務發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目之策略性籌劃及營運管理。

馮伯坤先生，董事，現年五十三歲，於一九七四年加入其士集團，彼為其士科技之董事總經理，該公司為香港上市公司。他為廣東省工商業聯合會及廣東省總商會之執行委員會顧問。馮先生負責其士集團之附屬公司的業務，包括廣泛的話音與數據通訊設備與服務及系統整合的資訊科技技術、亦包括銷售商業機器、電腦系統及設備、電話系統及其有關之售後服務的策略性籌劃及營運管理。彼亦積極參與其士集團之投資與項目發展運作、環境保護工程及北美之汽車及酒店業務。

董事會報告書

董事簡介（續）

執行董事（續）

譚國榮先生，董事，現年四十四歲，於一九八六年加入其士集團。除參與管理保險承保、物業發展、物業管理及冷藏倉庫等部門外，彼亦負責其士集團法律事務、行政、人力資源管理、公共關係及旅遊代理業務。譚先生除持有中國北京大學法律學士學位、香港城市大學文學碩士學位及香港理工大學企業管理深造文憑，彼亦為英國特許仲裁學會、英國特許秘書及行政人員公會及香港公司秘書公會之資深會員。同時，彼現還擔任香港保險索償投訴局名譽顧問一職。

簡嘉翰先生，董事及公司秘書，現年五十四歲，於一九八六年加入其士集團，彼為其士科技之董事及公司秘書，該公司為香港上市公司。彼為冠華國際控股有限公司及亞洲聯盟集團有限公司之獨立非執行董事。簡先生負責管理其士集團的會計及庫務、企業財務、投資、退休基金及公司秘書等事務。彼持有香港大學頒發之理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周維正先生，董事，現年三十一歲，於二零零零年加入其士集團。彼為其士科技之董事，該公司為香港上市公司。周先生負責其士集團的管道修復技術，建築工程以及投資業務的發展。周先生持有英國牛津大學工程碩士學位，亦為香港總商會工業及科技委員會主席，香港生產力促進局財務委員會成員及互聯網專業人員協會委員／理事，香港明天會更好基金顧問委員，仁濟醫院第二中學校董及香港台灣工商協會榮譽會長。周先生為本公司主席兼董事總經理周亦卿博士之兒子。

何宗樑先生，董事，現年五十五歲，於一九八五年加入其士集團。何先生亦為其士集團之財務總監，主要負責管理其士集團的會計及庫務等事務。何先生為英國特許公認會計師公會資深會員及香港會計師公會會員。

獨立非執行董事

黃宏發先生，現年六十一歲，於一九九九年加入董事會。黃先生於一九八五年至二零零四年為立法局／立法會之民選議員，於一九九五年至九七年為立法局主席。自一九七零年起任教於香港中文大學，現已榮休。彼亦為新洲印刷集團有限公司之獨立非執行董事及香港瓦通紙業廠商會名譽會長。黃先生持有香港大學榮譽文學士學位及美國Syracuse University 公共行政學碩士學位。

董事簡介(續)

獨立非執行董事(續)

周明權博士，現年六十三歲，於二零零二年加入董事會。彼為周明權工程顧問有限公司之主席。彼擁有超過四十年於英國、中東、中國及香港籌劃、設計及興建多個工程項目之經驗。彼現任香港建造業工人註冊管理局主席、中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局及東區尤德夫人那打素醫院管理委員會之主席，並曾任香港房屋委員會及醫院管理局之委員。

李國謙先生，現年五十歲，於二零零四年加入董事會。彼為於聯交所上市的中航興業有限公司及招商局國際有限公司之獨立非執行董事，曾為執業會計師羅兵咸永道會計師事務所合夥人。彼畢業於倫敦大學帝國學院，持有理學學士學位，並為英格蘭及威爾斯特許會計師公會及香港會計師公會資深會員，彼亦獲取賓夕凡尼亞大學沃爾頓商學院工商管理碩士學位。李先生為基督教聯合醫務協會及基督教聯合醫院副主席，亦為香港中文大學崇基書院校董。

退休金計劃

本公司及其在香港之附屬公司為其士集團僱員公積金計劃(「公積金計劃」)之參與公司，此計劃之定義見職業退休計劃條例，屬界定供款退休計劃。公積金計劃已獲強制性公積金計劃管理局之強制性公積金條例所豁免，並於二零零零年十二月一日起不接受新成員。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員分別以僱員薪金3.5%至16%比率注入供款。

根據政府法例，本集團選擇銀聯信託有限公司為強制性公積金(「強積金計劃」)服務供應商，自二零零零年十二月一日起加入本集團之僱員必須參與該計劃。強積金計劃為所有年齡介乎十八至六十五歲，並由本集團受聘於香港工作最少六十天之僱員參加。本集團之供款乃根據僱員有關薪金5%注入供款，每月以港幣1,000元為上限。根據法例規定，有關利益須保留至六十五歲之退休年齡方可領取。

年度內，本集團在該等計劃之總供款為港幣27,856,000元，其中已扣除之已沒收供款為港幣1,231,000元，並已在綜合收益表中扣除。於年度結算日，為數港幣131,000元之已沒收供款可用以抵減僱主之未來供款。

主要股東之證券權益

於二零零五年三月三十一日，就本公司董事及主要行政人員所知，下列人士或法團於本公司股份或相關股份中所擁有須根據證券及期貨條例第XV部第2及3分部的條文向本公司披露，及須記錄於本公司根據證券及期貨條例第336條置存之記錄冊內之權益及短倉如下：

主要股東	持股數量	權益概約百分比 (%)
周亦卿	144,146,359	51.74
宮川美智子	144,146,359 *(附註1)*	51.74
惠理基金管理公司	16,248,000	5.83
謝清海	16,248,000 *(附註2)*	5.83

附註：

1. *根據證券及期貨條例第XV部，該等股份由周博士持有。周博士之配偶宮川美智子女士被視為擁有同一批144,146,359股股份之權益。*

2. *該等權益因惠理基金管理公司為一間基金管理公司，擁有有關股份權益而產生，而謝清海先生持有該基金管理公司約31.82%之股權。*

除上文所披露者外，就本公司董事及主要行政人員所知，於二零零五年三月三十一日，概無任何其他人士於本公司或其任何相聯公司之股份、相關股份及債券中擁有須根據證券及期貨條例第XV 部第2 及第3 分部向本公司披露之權益或短倉，及須記錄於本公司根據證券及期貨條例第336 條置存之記錄冊內，或直接或間接持有任何類別股本(附有權利在任何情況下可於本公司之股東大會上投票之股本)面值百分之五或以上權益。

購買股份或債券之安排

除本公司及其士科技採納之購股權計劃外，於本年度任何時間內，本公司或其任何附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

審核委員會

審核委員會乃按上市規則第3.21條之規定成立，並於年內舉行兩次會議，其中成員包括本公司所有獨立非執行董事黃宏發先生、周明權博士及李國謙先生(於二零零四年九月三十日獲委任)。於會議內，審核委員會與管理層已審閱本集團之關連交易、中期及年度報告書，並審閱本集團所採納之會計原則及實務及討論有關審核、內部監管及財務申報事宜，其中包括審閱截至二零零五年三月三十一日止年度之經審核財務報表。

企業管治

董事認為本公司於截至二零零五年三月三十一日止整個年度一直遵守上市規則附錄十四所載之最佳應用守則的指引(於二零零五年一月一日前生效並適用於本回顧年度)，惟本公司所有獨立非執行董事並無明確任期，但須根據本公司之公司細則規定於本公司之股東週年大會上輪值告退並膺選連任。

本公司已採納上市規則附錄十所載之標準守則。本公司已向全體董事作出特定查詢，以確定董事於截至二零零五年三月三十一日止年度內是否已遵守標準守則所規定之標準，全體董事已確認彼等已遵守該等標準。

本公司已收到每一位獨立非執行董事根據上市規則第3.13條規定就有關彼等之獨立性發出的書面確認書。本公司認為全體獨立非執行董事均屬獨立人士。

足夠公眾持股量

根據本公司獲得之公開資料及據董事會所知，於二零零五年七月二十五日(即本年報刊發前確定該等資料的最後實際可行日期)，公眾人士所持有本公司股份超過本公司已發行股份總數25%。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣，依章告退，惟願意受聘續任。

承董事會命

主席兼董事總經理
周亦卿

香港，二零零五年七月十三日

核數師報告書

Deloitte.
德勤

致CHEVALIER INTERNATIONAL HOLDINGS LIMITED 股東
(在百慕達註冊成立之有限公司)

本核數師已將刊於第31頁至第86頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

根據百慕達公司法第90條，本行乃負責根據本行審核之結果，對該等報告作出獨立意見，並謹此向股東(作為法人)報告，除此之外並無其他用途，惟毋須就本報告之內容向任何其他人士承擔負責。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示貴公司及集團於二零零五年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執業會計師
香港，二零零五年七月十三日

綜合收益表

截至二零零五年三月三十一日止年度

	附註	2005 港幣千元	2004 港幣千元
營業額	3	**4,290,482**	3,198,941
銷售成本		**(3,741,546)**	(2,749,866)
毛利		**548,936**	449,075
其他經營收入	4	**140,599**	118,314
經銷成本		**(141,108)**	(124,048)
行政開支		**(98,699)**	(98,664)
其他經營支出	5	**(45,697)**	(33,173)
經營溢利		**404,031**	311,504
財務費用	6	**(27,056)**	(43,032)
所佔聯營公司業績		**(423)**	(11,166)
所佔共同控制實體業績		**488**	(2,467)
已終止營運之收益	7	**–**	1,016
除税前溢利	8	**377,040**	255,855
税項	9	**(73,052)**	(38,932)
未計少數股東權益前溢利		**303,988**	216,923
少數股東權益		**(22,250)**	(30,923)
本年度之溢利		**281,738**	186,000
股息	10	**125,362**	83,970
每股盈利－基本	11	**101.1仙**	68.7 仙

綜合資產負債表

二零零五年三月三十一日結算

	附註	2005 港幣千元	2004 港幣千元
非流動資產			
投資物業	12	**426,464**	380,223
物業、廠房及設備	13	**1,550,445**	1,213,942
待發展物業	14	**8,901**	8,208
商譽	15	**83,576**	6,306
負商譽	16	**(12,244)**	(12,918)
無形資產	17	**46,842**	8,713
所佔聯營公司權益	19	**23,772**	43,270
所佔共同控制實體權益	20	**64,903**	21,743
證券投資	21	**13,744**	12,026
會所債券		**2,169**	2,169
遞延税項資產	30	**12,497**	6,043
定期存款		**241,800**	7,800
		2,462,869	1,697,525
流動資產			
存貨	22	**249,965**	222,253
待售物業	23	**657,609**	853,109
應收帳款、存出按金及預付款項	24	**868,399**	1,087,926
聯營公司應收帳		**24,100**	16,544
共同控制實體應收帳		**86,442**	3,000
就合約工程應向客戶收取之款項	25	**344,674**	318,600
證券投資	21	**1,115,729**	651,586
其他無牌價投資		**45,915**	3,843
有抵押之存款		**–**	89,386
銀行結存及等同現金		**1,017,747**	1,058,805
		4,410,580	4,305,052
流動負債			
應付款項、存入按金及應付費用	26	**1,254,737**	1,174,914
未滿期保險費－一年內到期		**53,933**	102,405
未決保險索償		**338,074**	313,351
聯營公司應付帳		**1,892**	–
共同控制實體應付帳		**–**	352
就合約工程應向客戶支付之款項	25	**107,270**	165,294
應付票據		**24,133**	11,629
融資性租賃之債務	27	**3,543**	2,082
遞延服務收入		**23,342**	21,723
課税準備		**11,733**	14,654
銀行貸款	28	**1,266,437**	544,539
其他貸款	29	**250**	169
銀行透支－無抵押		**1,895**	7,255
		3,087,239	2,358,367
流動資產淨值		**1,323,341**	1,946,685

綜合資產負債表

二零零五年三月三十一日結算

	附註	2005 港幣千元	2004 港幣千元
總資產減流動負債		**3,786,210**	3,644,210
非流動負債			
銀行貸款	28	**412,110**	702,149
其他貸款	29	**2,105**	2,194
未滿期保險費－超逾一年		**27,784**	67,110
遞延税項負債	30	**152,381**	74,854
融資性租賃之債務	27	**1,869**	1,275
		596,249	847,582
少數股東權益		**348,229**	322,779
		2,841,732	2,473,849
股本及儲備			
股本	31	**348,228**	348,228
儲備	32	**2,493,504**	2,125,621
		2,841,732	2,473,849

本財務報告之31頁至86頁於二零零五年七月十三日經董事會通過及授權刊發，並由以下董事代表簽署：

郭海生
董事

周維正
董事

資產負債表

二零零五年三月三十一日結算

	附註	2005 港幣千元	2004 港幣千元
非流動資產			
所佔附屬公司權益	18	**1,547,812**	1,411,372
證券投資	21	**4,328**	6,872
會所債券		**599**	599
定期存款		**39,000**	–
		1,591,739	1,418,843
流動資產			
應收帳款、存出按金及預付款項		**9,235**	11,643
附屬公司應收帳		**1,594,726**	1,524,525
聯營公司應收帳		**23,099**	14,157
證券投資	21	**688,104**	164,202
其他無牌價投資		**37,713**	–
預繳稅		**–**	532
銀行結存及等同現金		**42,291**	25,358
		2,395,168	1,740,417
流動負債			
應付款項、存入按金及應付費用		**3,588**	2,917
附屬公司應付帳		**1,295,101**	985,671
銀行貸款	28	**657,200**	135,000
		1,955,889	1,123,588
流動資產淨值		**439,279**	616,829
總資產減流動負債		**2,031,018**	2,035,672
非流動負債			
銀行貸款	28	**150,000**	110,000
		1,881,018	1,925,672
股本及儲備			
股本	31	**348,228**	348,228
儲備	32	**1,532,790**	1,577,444
		1,881,018	1,925,672

郭海生　　　　周維正
董事　　　　*董事*

綜合權益變動表

截至二零零五年三月三十一日止年度

	2005 *港幣千元*	2004 *港幣千元*
年初總權益	**2,473,849**	2,199,788
扣除遞延稅項後之重估投資物業盈餘	**22,825**	–
扣除遞延稅項後之重估自用物業盈餘	**162,012**	76,067
扣除遞延稅項後所佔聯營公司之重估自用物業盈餘	**4,955**	2,332
換算海外附屬公司、聯營公司及共同控制實體的財務報告所產生之滙兌差額	**7,756**	12,957
未於收益表上確認之淨收益	**197,548**	91,356
發行新股份	**–**	51,432
發行新股份之費用	**–**	(329)
附屬公司清盤將資本儲備撥回收益表	**29**	41
本年度之溢利	**281,738**	186,000
已派股息	**(111,432)**	(54,439)
年末總權益	**2,841,732**	2,473,849

綜合現金流動表

截至二零零五年三月三十一日止年度

	2005 *港幣千元*	2004 *港幣千元*
經營業務		
除税前溢利	**377,040**	255,855
調整：		
所佔聯營公司業績	**423**	11,166
所佔共同控制實體業績	**(488)**	2,467
利息收入	**(41,837)**	(39,817)
利息支出	**26,750**	42,807
投資有牌價證券之股息收入	**(3,238)**	(1,203)
融資性租賃費用	**306**	225
折舊	**71,732**	50,803
物業、廠房及設備的減值虧損	**4,665**	–
無形資產減值	**1,055**	–
負商譽回撥	**(2,900)**	(473)
商譽攤銷	**15,651**	3,573
無形資產攤銷	**2,881**	1,311
附屬公司清盤之虧損	**533**	41
出售物業、廠房及設備之淨虧損	**4,210**	4,516
重估投資物業之(盈餘)虧損	**(21,264)**	9,257
重估自用物業之虧損(盈餘)	**7,493**	(431)
出售共同控制實體之虧損	**62**	–
所佔聯營公司權益減值	**1,413**	–
出售聯營公司之盈利	**–**	(9)
營運資本變動前之經營現金流量	**444,487**	340,088
存貨減少(增加)	**9,691**	(10,355)
待售物業減少	**195,500**	139,980
應收帳款、存出按金及預付款項減少	**317,196**	91,784
就合約工程應向客戶收取款項(增加)減少	**(9,860)**	102,977
證券投資增加	**(463,807)**	(159,421)
其他無牌價投資增加	**(42,072)**	(3,843)
應付款項、存入按金及應付費用減少	**(93,826)**	(108,740)
未滿期保險費減少	**(87,798)**	(57,037)
未決保險索償增加	**24,723**	87,049
就合約工程應向客戶支付款項(減少)增加	**(128,044)**	12,616
應付票據增加(減少)	**12,504**	(32,378)
遞延服務收入增加	**1,619**	506
匯兑調整	**(5,941)**	(9,855)
來自經營業務之現金	**174,372**	393,371
已付利息	**(26,194)**	(46,677)
支付融資性租賃費用	**(306)**	(225)
已繳付利得税及中國內地所得税	**(52,029)**	(68,044)
利得税退款	**1,427**	2,952
來自經營業務之現金淨額	**97,270**	281,377

綜合現金流動表

截至二零零五年三月三十一日止年度

	附註	2005 港幣千元	2004 港幣千元
投資業務			
已收利息		**41,161**	37,627
已收聯營公司之股息		**1,000**	–
購買物業、廠房及設備		**(52,214)**	(22,014)
支付無形資產		**(5,935)**	(600)
已收證券投資之股息		**3,238**	1,203
出售物業、廠房及設備		**5,853**	5,016
收購附屬公司所引致之現金(流出)流入淨額	33	**(34,108)**	131,803
增購附屬公司之權益		**(93,361)**	(23,034)
聯營公司之權益		**(338)**	(10,534)
購入可換股票據		–	(5,125)
購入會所債券		–	(550)
購入共同控制實體		**(36,899)**	–
聯營公司之淨借款		**(4,664)**	(31,120)
共同控制實體之(借款)還款		**(89,642)**	301
證券投資增加		**(1,718)**	–
有抵押存款減少(增加)		**89,425**	(3,773)
提取超過三個月到期之銀行定期存款		**7,800**	12,234
存入超過三個月到期之銀行定期存款		**(241,800)**	–
出售聯營公司		–	6,971
(使用於)來自投資業務之現金淨額		**(412,202)**	98,405
融資業務			
已付股息		**(111,432)**	(19,672)
已付附屬公司少數股東之股息		**(4,124)**	(2,438)
新借銀行及其他貸款		**522,111**	476,142
償還銀行及其他貸款		**(130,981)**	(576,200)
發行新股份之費用		–	(329)
發行新股份		–	16,665
償還融資性租賃債務		**(3,013)**	(1,034)
附屬公司少數股東之貢獻		**3,809**	7,660
來自(使用於)融資業務之現金淨額		**276,370**	(99,206)
現金及等同現金(減少)增加		**(38,562)**	280,576
於年初之現金及等同現金		**1,051,550**	764,486
滙兑調整		**2,864**	6,488
於年終現金及等同現金		**1,015,852**	1,051,550
現金及等同現金分析			
銀行結存及等同現金		**1,017,747**	1,058,805
銀行透支		**(1,895)**	(7,255)
		1,015,852	1,051,550

財務報告附註

截至二零零五年三月三十一日止年度

1. 一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司(「聯交所」)上市。

本公司之主要業務為投資控股，而其主要附屬公司之業務已呈列於附錄一。

2. 主要會計政策

除投資物業和部分證券投資是以重估價值列帳外，本財務報告是按歷史成本為基礎，並按照香港普遍採納之會計準則編製。本財務報告所採用之主要會計政策詳列如下：

(a) 綜合帳項基礎

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日止之財務報表，同時亦將本集團所佔聯營公司及共同控制實體之權益計算在內，其表達基準列載於下文(d)及(e)段。

年內收購或出售附屬公司、聯營公司及共同控制實體，自其有效收購日起或至其售出日止之業績，已包括於綜合收益表內。

(b) 商譽／負商譽

編製綜合帳時所產生之商譽／負商譽乃指收購附屬公司、聯營公司或共同控制實體時，其收購價高於／低於在收購日集團所佔在該等公司可確認資產及負債之公平價值之差額。

於二零零一年四月一日前，從收購所產生的商譽會保留在儲備內，直至出售有關之附屬公司、聯營公司或共同控制實體或當商譽被決定減值時才計算入收益表內。於二零零一年四月一日前，從收購所產生之負商譽仍然保留在儲備內，直至出售有關之附屬公司，聯營公司或共同控制實體時才計算入綜合收益表內。

於二零零一年四月一日後，從收購所產生的商譽會確認為資產並以直線法按其估計可使用年期四至五年攤銷。因收購聯營公司或共同控制實體時所產生之商譽會包括在所佔聯營公司或共同控制實體之所載值內。因收購附屬公司所產生之商譽乃獨立呈列於資產負債表內。

由收購所產生的負商譽將會呈列為資產之扣除項目。若收購日時負商譽估計是基於虧損或費用，則負商譽便會在有關虧損或費用發生時撥回當期之綜合收益表內。其餘負商譽則按可辨認已收購應計折舊資產之剩餘平均可使用年期四至五年，以直線法確認為收益。倘有關負商譽超出已收購可辨認非貨幣資產之總公平價值，則即時確認為收益。

因收購聯營公司或共同控制實體時所產生之負商譽乃扣除於在所佔聯營公司或共同控制實體之所載值內。因收購附屬公司所產生之負商譽乃獨立呈列為資產之扣除項目。

(c) 附屬公司投資

附屬公司投資乃以成本值扣除任何確認之減值虧損，列於本公司之資產負債表內。

2. 主要會計政策(續)

(d) 所佔聯營公司權益

綜合收益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中，聯營公司之權益乃指本集團應佔其資產淨值，並加上商譽減除任何因收購產生但尚未於收益表內撇除、攤銷或釋放之負商譽及減除任何確認之減值虧損。

(e) 合營項目

共同控制資產

當一間集團公司直接參與合營項目之活動(此乃歸納為共同控制資產)時，集團所佔共同控制資產及與合營各方共同產生之負債，乃依據個別情況分類，並於各合營投資者之財務報告中列出。有關投資於共同控制資產權益所涉及負債及直接費用支出乃按權責發生制之基準入帳。

集團出售或分享應佔共同控制資產產品之收益，包括應佔合營項目之費用，乃按可預知從該等交易中流入(出)之經濟效益確認入帳。

共同控制實體

合營項目如涉及成立一獨立實體而各合營方均擁有權益，將被視為共同控制實體。

本集團於共同控制實體的權益已包括在綜合資產負債表中，並按本集團應佔該實體的資產淨值加上商譽減除任何因收購產生但尚未於收益表內撇除、攤銷或釋放之負商譽及減除任何確認之減值虧損列帳。本集團應佔共同控制實體自收購日起計算之業績則計入綜合收益表內。

(f) 證券投資

證券投資於交易日確認並初步以成本衡量。於期後之申報日，就本集團已表達意願及有能力持至到期日之債務證券(持有至到期證券)，其計算方法是以攤銷成本扣除減值虧損以反映其不可收回值。任何持至到期日證券之攤銷或溢價乃按年根據投資工具之年期進行與其他投資收入累積計算，以達至於每段期間所確認之收益作為恆常之投資回報。

非持有至到期日之債券證券投資乃列作投資證券或其他投資。

持續持有作既定長期用途的投資證券，是以其後之申報日按成本減任何非暫時性的減值虧損計算。

其他投資按公平值計算，而未變現損益則計入期內之收益表。

(g) 其他投資

其他投資包括以貿易目的的認股權及合夥項目投資。

以貿易目的的認股權於交易日確認並初步以成本衡量。於期後之申報日，則按公平值計算，而未變現損益則計入期內之收益表。

合夥項目投資乃以成本值扣除任何適當之減值虧損。

2. 主要會計政策(續)

(h) 投資物業

投資物業乃已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。

投資物業乃按公開市值每年由獨立專業測量師對其作出重估。任何於重估投資物業價值時所產生的重估增加或減少均會計入或扣除於投資物業重估儲備中，但若該儲備的總額不足以彌補虧絀，不足之數則會於收益表內扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。

於出售重估物業時，有關投資物業重估儲備之結餘會包括在計算出售損益中，並轉入收益表內。

除契約尚餘之年期為二十年或不足二十年外，投資物業毋須按期計提折舊準備。

(i) 物業、廠房及設備

(i) 酒店物業

酒店物業及其內部固定設備乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值虧損)入帳。物業重估將定期進行，以確保帳面值與結算日時之公平市值無重大差異。重估時所產生之增值會計入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之減值如超過該資產以前重估時所產生之重估儲備結餘，該超出部份會在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或報廢時，有關物業之重估儲備結餘會轉入保留溢利。

酒店物業乃按直線攤銷法就其相關物業餘下之土地租賃年限計提折舊準備。

(ii) 其他物業

冷藏倉庫及其他持作固定資產之自用物業乃按重估值(即重估日現有用途之公開市值減去期後之累積折舊及減值虧損)入帳。物業重估將定期進行，以確保帳面值與結算日時之公平市值無重大差異。重估時所產生之增值會計入重估儲備內，但若前期曾從收益表中為相同資產扣除重估虧損，則此增值或其部份之數額，將確認為收入。重估時產生之減值如超過該資產以前重估時所產生之重估儲備結餘，該超出部份會在收益表中扣除。若過往曾將某項虧絀撥入收益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從收益表中扣除的虧絀之數額撥回收益表內。於重估物業出售或報廢時，有關物業之重估儲備結餘會轉入保留溢利。

永久業權之土地不予提取折舊準備。租賃土地乃按其餘下之契約年期計提折舊準備。已重估之物業乃按其重估值以直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，兩者較短者為準計提折舊準備。

2. 主要會計政策(續)

(i) 物業、廠房及設備(續)

(iii) 廠房及設備

廠房及設備乃按成本值減去累積折舊及累積減值虧損列於帳中。

廠房及設備之折舊乃按成本值及已考慮其估計的剩餘價值，按其估計使用年期及下列比率每年計提：

	折舊基準	購入時首次折舊	每年折舊
管道翻新設備	直線法	–	16.67%
電腦設備	餘額遞減法	20%	40%
其他	餘額遞減法	10%-20%	10%-20%

持作出租之資產乃按契約訂定租賃之年期計提折舊。持作融資性租賃資產之折舊準備乃參照自用資產之折舊基礎或按其可使用年期兩者較短者計提。

出售或報廢之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在收益表內。

(j) 無形資產

無形資產乃以成本值列帳，並以直線法按下列年期攤銷：

凍房、公眾保稅倉及食米儲存牌照	10 年
電腦軟件牌照	5 年
專利權及牌照	5-16 年
研究及開發費用	10 年

(k) 研究及開發費用

研究活動之費用會在產生期間內確認為支出。

若預期發生於明確確定項目之開發成本，可透過將來之商業活動所產生之回報作彌補，則其所產生之內部產生無形資產將予以確認，並按其可使用年限，以直線法攤銷。

但若開發成本所產生之內部產生無形資產不予以確認，則有關費用會於產生期間內確認為支出。

2. 主要會計政策(續)

(l) 減值

於每個結算日，本集團會對有形和無形資產的帳面金額進行核查，以確定是否有跡象顯示這些資產已發生減值虧損。如估計資產之可收回金額低於其帳面值，則將該資產的帳面金額減低至其可收回金額。減值虧損會即時確認為一項費用，除非相關資產是以別的會計準則作重估金額，在這種情況下，按其他會計準則，減值虧損會作為重估價值減少處理。

假若減值虧損於其後撥回，該資產的帳面金額會增加至其可收回金額的重新估計值，惟增加後的帳面金額不能超過該資產過往年度已確認為無減值虧損的帳面金額。減值損失的撥回即時確認為收入，除非相關資產是以別的準則作重估金額，在這種情況下，按其他會計準則，減值撥回會作為重估價值增加處理。

(m) 待售及發展中物業

待售物業乃按成本或可變現淨值之兩者較低值入帳。發展中物業乃按成本值及在適用情況下扣除任何確認之減值虧損入帳。

成本乃包括購入物業之成本值、建築成本、其他直接費用及已資本化之借貸成本。可變現淨值為管理層根據現行市場情況或在已訂定有約束力的出售合同情況下，根據協議出售價作出之估值。

(n) 存貨

存貨乃按成本或可變現值兩者較低值入帳。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支及按加權平均法計算。可變現值乃按正常業務範圍內估計之售價扣除估計完成之成本及銷售費用計算。

(o) 建築及安裝合約

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算日進行之合約活動的完工程度計入綜合收益表。當一項合約的成果不能可靠地估計時，合約成本會在產生的會計期間確認為支出。當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和按進度開出之帳單之淨額，在適當情況下於資產負債表呈列為「就合約工程應向客戶收取之款項(作為資產)」或「就合約工程應向客戶支付之款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表中作為負債，客戶尚未支付按工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

2. 主要會計政策(續)

(p) 未滿期保險費

未滿期保險費是指與投保人簽訂投保期跨越結算日後之保險承保費估計之部份。未滿期保險費是根據淨承保保險費計算的。在扣除了淨佣金和給予客戶的折扣後，以直線分攤的方式分攤，直至保險期終止日。

(q) 保險索償

已支付及未決之保險索償包括於結算日已支付之索償、已申報但未支付之索償以及估計已產生但仍未申報之索償。此估計是參考可預見之事件、過往的經驗和種種趨勢而計算的。

(r) 收益之計算

當一項建築及安裝合約的成果能夠可靠地估計時，合約之收入乃根據年度施工之價值，按完工百分比法確認。當一項合約成果不能可靠地估計時，只將已產生而可能取回的合約成本確認為收入。

待售物業之銷售收入乃在買賣雙方簽署具約束力之買賣協議文件後入帳。

銷售貨品之收益乃於貨品送出後或貨品所有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務時入帳。提供服務前預收之款項乃包括在遞延服務收入內。

保險代理佣金之收益乃按各保單之生效及續期日起確認。

保險業務之收益乃按保單被客戶接納及公司發出相關之付款通知書時確認。

利息收益乃按時間比例入帳，並根據本金之結餘及有關之利率作出計算。

出售證券之收益乃在出售協議達成後於交易日確認。

投資所得股息收入乃於本集團收取款項之權益確立時確認。

租金收入及其他營業性租賃收益乃按直線攤銷法據其租賃年期入帳。

(s) 營業性租賃

出租人並未轉讓所有權的全部相關風險及回報的租賃歸納為營業性租賃。集團租賃資產之費用及出租予客戶之租賃收益，乃以個別租賃期按直線攤銷法列入收益表內。

2. 主要會計政策(續)

(t) 融資性租賃

由承租人承擔所有權的絕大部份相關風險及回報的租賃歸納為融資性租賃。持作融資性租賃之資產乃按本集團於購買該資產時所支付之公平價值撥作成本值。故對承租者而言，其扣除利息支出後之相應負債乃包括在資產負債表中之「融資性租賃之債務」內。財務費用(乃代表租賃契約之總承擔額與購買該資產公平價值之差額)已在相關租賃期內於收益表內扣除以便於每段會計期間內就承擔結餘達致固定成本比率。

(u) 借貸成本

於收購、建設或生產符合規定的資產的借貸成本，皆資本化為該資產的成本一部份。符合規定的資產泛指需經一段長時間才能將其達到如預期使用或出售狀況之資產。此類借貸成本將於資產大致上已可供使用或出售時而停止資本化。

其他借貸成本，乃於費用發生時確認為支出。

(v) 外幣換算

除不在香港經營之公司外，本集團之會計記錄均以港幣記帳。以外幣進行之交易乃以交易當日之滙率進行換算。以外幣結算之貨幣資產及負債以結算日之滙率進行換算。滙兌損益均計入當期收益表內。

編製綜合帳時，海外附屬公司、聯營公司及共同控制實體之資產與負債乃按結算日率換算為港幣。而所有收入及支出項目乃按本期平均匯率換算為港幣，而所產生之匯率損益均轉入外匯兌換浮動儲備帳中。當上述公司出售時，該損益會確認為當期收入或支出。

(w) 退休保障計劃

向界定供款退休計劃作出的供款，是於到期時列帳為支出。

(x) 稅項

所得稅支出指當期應付稅項及遞延稅項。

當期應付稅是根據當年應稅利潤計算得出。應稅利潤不同於收益表上列報的淨利潤，因為其並未計入其他年度應稅或可抵稅項目，亦未計入非應稅或不可抵稅項目。

遞延稅項是由於財務報告中資產和負債的帳面金額與其用於計算應納稅利潤的相應稅基之間的差額所產生的預期應付或可收回稅款。遞延稅項採用資產負債表負債法核算。一般情況下，所有應稅暫時性差異產生的遞延稅項負債均予確認，而遞延稅項資產則只能在未來應納稅利潤足以用作抵銷暫時性差異的限度內，才予以確認。如果暫時性差異是由商譽(或負商譽)或不影響會計或應稅溢利的其他資產和負債的初始確認下產生的，該遞延稅項資產和負債則不予確認。

2. 主要會計政策(續)

(x) 稅項(續)

對附屬公司和聯營公司投資，以及在合營項目的權益產生的應稅暫時性差異會確認為遞延稅項負債，但集團能夠控制這些暫時性差異的轉回，而且暫時性差異在可預見的將來很可能不會轉回的情況則屬例外。

在每個資產負債表結算日，本集團會對遞延稅項資產的帳面價值進行核查。在未來不再很可能有足夠納稅所得以轉回部份或全部遞延稅項資產時，按不能轉回的部份扣減遞延稅項資產。

遞延稅項是以預期於相關資產實現或相關負債清償當期所使用的稅率計算。遞延稅項會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延稅項也會作為權益項目處理。

最近頒佈之會計準則之潛在影響

香港會計師公會於二零零四年頒佈多項新訂或經修訂之香港會計準則及香港財務報告準則(「香港財務報告準則」)(以下統稱「新香港財務報告準則」)，由二零零五年一月一日或之後開始之會計期間生效。香港財務報告準則第3號「業務合併」適用於協議日期為二零零五年一月一日或以後之業務合併。於本年度本集團並無提前採納執行於二零零六年三月三十一日財務報告之新香港財務報告準則及進行任何業務合併而協議日期為二零零五年一月一日或以後。因此，香港財務報告準則第3號並未對本集團於二零零五年三月三十一日止年度構成影響。

本集團已開始考慮新訂香港財務報告準則之潛在影響，惟未能確定此等新香港財務報告準則會否對如何編制及呈報其業績及財務狀況構成重大影響。此等新訂香港財務報告準則或對日後如何編制及呈報業績及財務狀況構成轉變。

財務報告附註

截至二零零五年三月三十一日止年度

3. 營業額

營業額代表建築及安裝工程、酒店營運、倉庫營運、出租及出售物業、出售商品、提供服務、保險及投資業務所產生之已收及應收淨額如下：

	2005	2004
	港幣千元	*港幣千元*
營業額分析如下：		
建築及安裝工程	**1,679,476**	914,079
酒店營運	**54,800**	59,139
倉庫營運	**90,216**	66,948
出租物業及工具	**66,903**	66,120
出售物業	**287,916**	140,863
出售電腦、商業機器及其他	**991,008**	1,008,650
提供保養及樓宇管理服務	**604,457**	660,135
保險代理收入及費用	**69,577**	155,087
出售證券	**446,129**	127,920
總營業額	**4,290,482**	3,198,941

本集團營業額之業務及地區分析已詳列於附註34。

4. 其他經營收入

	2005	2004
	港幣千元	*港幣千元*
其他經營收入包括：		
銀行及其他利息收入	**22,861**	19,300
債務證券之利息收入	**18,754**	19,697
聯營公司貸款之利息收入	**222**	820
有牌價證券之股息收入	**3,238**	1,203
管理費收入	**244**	1,066
遠期外滙合約買賣之收入	**18,239**	458
外匯兑換收益	**21,958**	25,093
負商譽回撥	**2,900**	473
重估投資物業之盈餘	**21,264**	–
重估自用物業之盈餘	–	431
違約賠償之收入	**7,780**	–
呆壞賬準備之回撥	**4,523**	–

5. 其他經營支出

	2005	2004
	港幣千元	*港幣千元*
其他經營支出包括：		
重估投資物業之虧損	–	9,257
重估自用物業之虧損	**7,493**	–
呆壞帳撥備	–	18,496
商譽攤銷	**15,651**	3,573
無形資產攤銷	**2,881**	1,311
物業、廠房及設備減值	**4,665**	–
無形資產減值	**1,055**	–

6. 財務費用

	2005 港幣千元	2004 港幣千元
銀行貸款及透支利息	**25,894**	42,571
償還期不超逾五年之其他貸款利息	**882**	327
融資性租賃費用	**306**	225
	27,082	43,123
減：撥作合約工程成本	**(26)**	(91)
	27,056	43,032

資本化之借貸成本乃按建造或購置合規格資產時之支出計算。其平均利率為3%(二零零四年：0.7%)。

7. 已終止營運之收益

上年度之終止營運收益主要代表以前年度本集團對一般商品貿易及電訊設備零售及代理服務終止營運所產生之成本作出超額撥備所致。包括經營租約及相關支出超額撥備港幣645,000元、裁減員工支出超額撥備港幣408,000元及存貨報銷港幣37,000元。

於上年度直至二零零三年五月之終止營運業務之業績及包括在上年度綜合財務報告中之有關資產及負債帳面值如下：

	港幣千元
營業額	994
其他經營收益	3,180
經營成本	(1,394)
經營溢利	2,780
減：少數股東權益	(1,369)
本集團應佔收益	1,411
總資產	2,519
總負債	(3,845)
	(1,326)
減：少數股東權益	653
本集團應佔負債淨值	(673)

於上年度，此終止經營業務對本集團淨營運現金流動貢獻為港幣3,301,000元，對投資業務貢獻及融資業務之使用分別為港幣159,000元及港幣3,675,000元。

8. 除税前溢利

	2005 港幣千元	2004 港幣千元
除税前溢利已扣除下列項目：		
物業、廠房及設備之折舊		
自用資產	73,699	53,229
融資租賃之資產	2,306	1,477
	76,005	54,706
減：撥作合約工程成本	(4,273)	(3,903)
	71,732	50,803
核數師酬金	6,662	4,400
員工開支 *(附註a)*	634,350	518,845
減：撥作合約工程成本	(69,063)	(35,260)
	565,287	483,585
關於租賃以下項目之營業性租賃費用		
樓宇	16,521	22,051
其他	5,520	2,251
	22,041	24,302
出售物業、廠房及設備之虧損	4,210	4,516
已變現及未變現之證券投資淨虧損	2,814	–
並計入下列項目：		
物業租金收入港幣63,050,000元（二零零四年：港幣62,069,000元）減物業支出 *(附註b)*	43,300	48,546
設備租賃收益港幣4,795,000元（二零零四年：港幣4,051,000元）減租賃支出	4,358	3,425
已變現及未變現之證券投資淨盈餘	–	25,402

附註：

(a) 董事酬金已包括在員工開支，其資料在附註36 中披露。

員工開支包括裁減員工付款合共港幣1,254,000元（二零零四年：港幣6,110,000 元）及已扣除沒收部份的退休保障計劃供款合共港幣27,856,000元（二零零四年：港幣22,436,000 元）。

(b) 已包括從共同控制資產收取之租金港幣2,028,000元（二零零四年：港幣1,668,000 元）減支出港幣1,132,000元（二零零四年：港幣1,229,000元）。

9. 稅項

	2005 港幣千元	2004 港幣千元
支出（回撥）包括：		
本公司及附屬公司		
本年利得稅		
香港	**26,601**	35,889
海外	**20,932**	12,237
	47,533	48,126
遞延稅項 *（附註30）*	**26,033**	(9,130)
	73,566	38,996
應佔聯營公司之稅項	**(527)**	(65)
應佔共同控制實體之稅項	**13**	1
	73,052	38,932

香港利得稅準備乃根據本集團各公司之估計應課稅溢利減可運用之年度前虧損稅務寬減及按稅率17.5%（二零零四年：17.5%）計算。

中國內地及海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

9. 稅項(續)

本年度稅項可根據收益表內之溢利調整如下：

	2005 港幣千元	2004 港幣千元
除稅前溢利	**377,040**	255,855
按本地利得稅稅率17.5%(二零零四年：17.5%)計算的稅項 *(附註)*	**65,982**	44,775
不可抵扣費用的稅項影響	**12,526**	11,376
毋須應稅收益的稅項影響	**(15,697)**	(26,695)
未予確認的本年度稅務虧損	**11,127**	27,806
使用以前未予確認稅務虧損及遞延稅項資產的稅項影響	**(19,533)**	(23,136)
在其它司法區經營的附屬公司因使用不同稅率的影響	**(5,576)**	410
遞減稅率計算所得稅的影響	**53**	(88)
因本年度稅率改變而對遞延稅項期初結餘造成的影響	**–**	1,042
應佔聯營公司及共同控制實體之稅項影響	**(525)**	2,321
土地增值稅之稅項影響	**23,883**	–
其他	**812**	1,121
本年度稅項	**73,052**	38,932

附註：

本集團採用之本地利得稅稅率為主要經營地區之適用稅率。除計入收益表開支金額外，相關於本集團投資物業重估之遞延稅項已直接記入權益 *(見附註30)*。

10. 股息

	2005 港幣千元	2004 港幣千元
已派中期股息 每股港幣20仙(二零零四年：每股港幣10仙)	**55,716**	27,571
擬派末期股息 每股港幣25仙(二零零四年：每股港幣20仙)	**69,646**	55,716
上年度認購股權人行使其認購股權而分配之股份的相關末期股息	**–**	683
	125,362	83,970

董事會建議派發末期股息每股港幣25仙(二零零四年：港幣20仙)，待即將召開之股東週年大會上獲股東批准。

11. 每股盈利

每股盈利之計算乃根據本年度盈利港幣281,738,000元(二零零四年：港幣186,000,000元)及本年度已發行之278,582,000(二零零四年：加權平均數270,640,000)普通股計算。

12. 投資物業

	香港 中期契約 *港幣千元*	中國內地 長期契約 *港幣千元*	中國內地 中期契約 *港幣千元*	海外 永久業權 *港幣千元*	總額 *港幣千元*
集團					
估值					
於二零零四年 四月一日	220,727	1,890	10,600	147,006	380,223
匯兑調整	–	–	–	2,058	2,058
重估淨盈餘(虧損)	56,580	–	113	(12,510)	44,183
於二零零五年 三月三十一日	277,307	1,890	10,713	136,554	426,464

附註：

(a) 位於香港之投資物業包括本集團應佔共同控制資產之權益，其帳面值為港幣18,667,000元(二零零四年：港幣18,667,000 元)。

(b) 所有物業均由獨立專業測量師於二零零五年三月三十一日按公開市值現有用途之基準予以重估。位於香港及中國內地之物業，按萊坊國際物業顧問及戴德梁行之估值予以重估。海外物業乃根據CB Richard Ellis (Pte) Ltd 及戴德梁行之估值予以重估。

(c) 已抵押予銀行之投資物業帳面值合共港幣214,530,000元(二零零四年：港幣212,356,000 元)。

(d) 本年度之投資物業租金收入為港幣17,293,000元(二零零四年：港幣14,995,000 元)。

13. 物業、廠房及設備

	冷藏貨倉 港幣千元	酒店物業 港幣千元	其他自用物業 港幣千元	廠房、機器及工具 港幣千元	傢俬、裝置、其他設備及汽車 作自用 港幣千元	傢俬、裝置、其他設備及汽車 作租賃用途 港幣千元	總額 港幣千元
集團							
成本值或估值							
於二零零四年四月一日	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860
匯兌調整	–	5,445	2,453	3,834	1,564	163	13,459
收購附屬公司	–	–	48,476	68,807	7,500	–	124,783
添置	–	7,878	–	18,913	22,486	5,071	54,348
出售	–	(116)	(2,494)	(8,983)	(19,219)	(1,283)	(32,095)
重估盈餘(虧損)	70,000	(1,596)	138,109	–	–	–	206,513
於二零零五年三月三十一日	360,000	160,909	839,803	199,673	196,903	13,580	1,770,868
累積折舊及減值							
於二零零四年四月一日	–	–	–	57,221	130,239	2,458	189,918
匯兌調整	–	97	(176)	1,879	844	59	2,703
年度折舊	7,364	9,829	13,822	22,449	20,201	2,340	76,005
售出撥回	–	(86)	(14)	(6,270)	(15,335)	(327)	(22,032)
重估撥回	(7,364)	(9,840)	(13,632)	–	–	–	(30,836)
減值虧損	–	–	–	4,665	–	–	4,665
於二零零五年三月三十一日	–	–	–	79,944	135,949	4,530	220,423
帳面淨值							
於二零零五年三月三十一日	360,000	160,909	839,803	119,729	60,954	9,050	1,550,445
於二零零四年三月三十一日	290,000	149,298	653,259	59,881	54,333	7,171	1,213,942

本集團物業、廠房及設備之成本值及估值分析如下：

	冷藏貨倉	酒店物業	其他自用物業	廠房、機器及工具	作自用	作租賃用途	總額
成本值	–	–	–	199,673	196,903	13,580	410,156
於二零零五年專業估值	360,000	150,910	837,452	–	–	–	1,348,362
於二零零五年董事估值	–	9,999	2,351	–	–	–	12,350
	360,000	160,909	839,803	199,673	196,903	13,580	1,770,868

13. 物業、廠房及設備(續)

附註：

(a) 由物業所組成之帳面淨值

	集團	
	2005	2004
	港幣千元	*港幣千元*
香港：		
長期契約	**298,600**	232,600
中期契約	**730,370**	587,820
中國內地：		
長期契約	**38,785**	52,446
中期契約	**45,046**	45,875
海外：		
永久業權	**226,798**	152,619
長期契約	**15,901**	16,549
中期契約	**4,575**	4,211
短期契約	**637**	437
	1,360,712	1,092,557

(b) 物業乃按公開市值及現有用途基準於二零零五年三月三十一日予以重估。若干位於中國內地之物業乃由董事重估，其他物業皆由獨立專業測量師萊坊國際物業顧問、戴德梁行、CIBI Information, Inc.、CB Richard Ellis (Pte) Limited 及Prof. Dipl.-ing Hanns-Christian Thiele重估。

(c) 如該類物業按成本值減除累積折舊入帳，於二零零五年三月三十一日，所載帳面淨值為港幣975,071,000元(二零零四年：港幣936,662,000元)。

(d) 已抵押予銀行之物業帳面值為港幣809,733,100元(二零零四年：港幣701,464,000元)。

(e) 持作融資性租賃用途之機器、工具及設備的帳面淨值為港幣12,341,000元(二零零四年：港幣5,479,000元)。

14. 待發展物業

	集團
	港幣千元
海外永久業權土地	
成本值扣除資產減值虧損	
於二零零四年四月一日	8,208
匯兌調整	693
於二零零五年三月三十一日	8,901

財務報告附註

截至二零零五年三月三十一日止年度

15. 商譽

	集團 *港幣千元*
成本	
於二零零四年四月一日	26,859
收購及增購附屬公司權益	85,429
因所佔聯營公司權益增加而成為附屬公司轉入	7,150
於二零零五年三月三十一日	119,438
累計攤銷	
於二零零四年四月一日	20,553
本年度攤銷	15,309
於二零零五年三月三十一日	35,862
帳面淨值	
於二零零五年三月三十一日	83,576
於二零零四年三月三十一日	6,306

16. 負商譽

	集團 *港幣千元*
成本	
於二零零四年四月一日	13,137
因所佔聯營公司權益增加而成為附屬公司轉入	2,178
增購一附屬公司權益	48
於二零零五年三月三十一日	15,363
累計攤銷	
二零零四年四月一日	219
本年度收益表計入	2,900
於二零零五年三月三十一日	3,119
帳面淨值	
於二零零五年三月三十一日	12,244
於二零零四年三月三十一日	12,918

17. 無形資產

集團	凍房、公眾保稅倉及食米儲存牌照 港幣千元	電腦軟件牌照 港幣千元	研究及開發費用 港幣千元	專利權及牌照 港幣千元	總額 港幣千元
成本					
於二零零四年四月一日	3,000	1,900	4,077	1,829	10,806
匯兌調整	–	–	561	194	755
收購附屬公司	–	–	–	35,881	35,881
添置	–	–	3,596	2,339	5,935
於二零零五年三月三十一日	3,000	1,900	8,234	40,243	53,377
累計攤銷及減值					
於二零零四年四月一日	637	807	425	224	2,093
匯兌調整	–	–	316	190	506
本年度攤銷	300	380	1,063	1,138	2,881
減值虧損	–	–	–	1,055	1,055
於二零零五年三月三十一日	937	1,187	1,804	2,607	6,535
帳面淨值					
於二零零五年三月三十一日	2,063	713	6,430	37,636	46,842
於二零零四年三月三十一日	2,363	1,093	3,652	1,605	8,713

18. 所佔附屬公司權益

	公司 **2005** 港幣千元	公司 2004 港幣千元
成本值扣除資產減值虧損		
有牌價證券－香港	**171,990**	171,990
無牌價證券	**1,191,379**	989,273
附屬公司之應收帳減撥備	**184,443**	250,109
	1,547,812	1,411,372
有牌價證券之市值－香港	**90,434**	88,229

有關本公司於二零零五年三月三十一日各主要附屬公司之資料已載於附錄一。若將所有附屬公司全部載列，篇幅會過於冗長，故所載之附屬公司，乃對本集團業績或資產淨值有重大影響之公司。

附屬公司之應收帳為無抵押及無固定還款期及不期望於結算日後十二個月還款。

截至本年度止，各附屬公司並無任何未償還之貸款資本。

19. 所佔聯營公司權益

	集團 2005 港幣千元	集團 2004 港幣千元
所佔資產淨值		
有牌價聯營公司－海外	–	10,691
無牌價聯營公司	**9,072**	7,311
收購一聯營公司所發生之負商譽 *(附註b)*	–	(2,178)
收購聯營公司所發生之商譽 *(附註c)*	–	7,492
非上市可換股票據 *(附註d)*	–	5,125
聯營公司之應收帳 *(附註e)*	**14,700**	14,829
	23,772	43,270
有牌價聯營公司之市值－海外	–	37,667

附註：

(a) 有關本集團於二零零五年三月三十一日各主要聯營公司之資料，已載於附錄二。若將所有聯營公司全部載列，篇幅會過於冗長，故所載之聯營公司，乃對本集團業績或資產淨值有重大影響之公司。

(b) 收購聯營公司所產生之負商譽

	集團 港幣千元
成本	
於二零零四年四月一日	2,432
因所佔聯營公司權益增加而成為附屬公司轉入	(2,432)
於二零零五年三月三十一日	–
累計攤銷	
於二零零四年四月一日	254
因所佔聯營公司權益增加而成為附屬公司轉入	(254)
於二零零五年三月三十一日	–
帳面淨值	
於二零零五年三月三十一日	–
於二零零四年三月三十一日	2,178

19. 所佔聯營公司權益(續)

(c) 收購聯營公司所產生之商譽

	集團 港幣千元
成本	
於二零零四年四月一日	9,159
因所佔聯營公司權益增加而成為附屬公司轉入	(9,159)
於二零零五年三月三十一日	–
累計攤銷	
於二零零四年四月一日	1,667
本年度攤銷	342
因所佔聯營公司權益增加而成為附屬公司轉入	(2,009)
於二零零五年三月三十一日	–
帳面淨值	
於二零零五年三月三十一日	–
於二零零四年三月三十一日	7,492

(d) 可轉換票據是一間上市聯營公司應收款，並於本年內成為本集團之附屬公司，其款項為無抵押、年利率為7.43%及於二零零五年八月十四日到期。

(e) 於二零零五年三月三十一日，聯營公司之應收款其中包括港幣14,700,000元(二零零四年：港幣14,156,000元)之抵押貸款，其年利率為香港同業拆息加1.5%。於二零零四年三月三十一日之餘額均無固定還款期。所有貸款均為無抵押及不期望於結算日後十二個月還款。

20. 所佔共同控制實體權益

	集團 **2005** *港幣千元*	 2004 *港幣千元*
所佔資產(負債)淨值	**59,491**	(12,698)
共同控制實體之應收帳 *(附註b)*	**5,412**	34,441
	64,903	21,743

附註：

(a) 有關本集團於二零零五年三月三十一日各主要共同控制實體之資料，已載於附錄三。若將所有共同控制實體全部載列，篇幅會過於冗長，故所載共同控制實體，乃對本集團業績或資產淨值有重大影響之公司。

(b) 共同控制實體之應收帳為免息貸款，無抵押及不期望於結算日後十二個月還款。

財務報告附註

截至二零零五年三月三十一日止年度

21. 證券投資

	集團		公司	
	2005	2004	**2005**	2004
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
持有至到期日之證券：				
債務證券：				
海外有牌價 *(附註)*	**–**	4,563	**–**	–
投資證券：				
無牌價股本證券	**4,440**	5,000	**–**	–
其他投資：				
股本證券				
有牌價				
香港(按市值)	**181,510**	69,558	**94,753**	6,872
海外(按市值)	**99,014**	64,979	**66,262**	–
無牌價				
證券	**2,691**	2,976	**2,691**	–
對沖基金	**87,760**	31,162	**64,592**	–
貨幣基金	**7,934**	–	**7,934**	–
互惠基金	**60,609**	60,363	**24,849**	–
貨幣市場基金	**12,049**	18,479	**12,048**	–
債務證券				
海外有牌價債券	**227,555**	175,573	**167,304**	125,056
無牌價債券	**389,492**	230,959	**210,737**	39,146
股份聯繫票據	**56,419**	–	**41,262**	–
	1,129,473	663,612	**692,432**	171,074
證券投資帳面值之分析：				
非流動	**13,744**	12,026	**4,328**	6,872
流動	**1,115,729**	651,586	**688,104**	164,202
	1,129,473	663,612	**692,432**	171,074

附註：

於二零零四年三月三十一日，海外有牌價之債務證券市值為港幣10,551,000。

22. 存貨

	集團	
	2005	2004
	港幣千元	*港幣千元*
原材料	**46,512**	25,154
待售存貨	**158,571**	166,144
耗用物料	**44,882**	30,955
	249,965	222,253

於本年度確認為費用之存貨成本為港幣1,118,529,000元(二零零四年：港幣868,623,000元)。

待售存貨包括港幣44,713,000元(二零零四年：港幣28,673,000元)之存貨乃以其可變現淨值計算。

23. 待售物業

待售物業包括本集團應佔共同控制實體之資產，其所累計帳面值為港幣20,182,000元(二零零四年：港幣23,321,000元)。

待售物業包括港幣315,638,000元(二零零四年：港幣390,059,000元)之物業乃以其可變現淨值計算。

於本年度，已銷售的待售物業成本為港幣178,989,000元(二零零四年：港幣101,668,000元)。

24. 應收帳款、存出按金及預付款項

應收帳款、存出按金及預付款項包括本集團所佔共同控制資產內之應收帳款港幣300,000元(二零零四年：港幣190,000元)。

應收帳款、存出按金及預付款項包括應收貨款港幣453,215,000元(二零零四年：港幣670,862,000元)。本集團對各項核心業務客戶已確立指定信貸政策。給予貿易客戶之平均信貸期為60天。應收貨款之帳齡分析如下：

	集團	
	2005	2004
	港幣千元	*港幣千元*
0－60天	**333,932**	605,265
61－90天	**34,210**	30,269
逾90天	**85,073**	35,328
	453,215	670,862

25. 就合約工程應向客戶收取（支付）之款項

	集團	
	2005	2004
	港幣千元	港幣千元
於結算日之施工中合約：		
已產生之合約成本	**4,324,097**	3,788,832
已確認利潤減已確認虧損	**(41,359)**	(2,820)
	4,282,738	3,786,012
減：進度款	**(4,045,334)**	(3,632,706)
	237,404	153,306
分別為：		
已包括於流動資產內之應向客戶收取之款項	**344,674**	318,600
已包括於流動負債內之應向客戶支付之款項	**(107,270)**	(165,294)
	237,404	153,306

於二零零五年三月三十一日，客戶就合約工程所持之保留款額為港幣110,543,000元（二零零四年：港幣101,189,000元）。而同時就合約工程收取客戶預付款為港幣7,419,000元（二零零四年：港幣3,588,000 元）。

26. 應付款項、存入按金及應付費用

應付款項、存入按金及應付費用包括本集團所佔有關於共同控制資產之債務承擔為港幣198,000元（二零零四年：港幣256,000元）。而相關共同控制的資產包括投資物業，待售物業及相關應收帳共港幣36,118,000元（二零零四年：港幣42,178,000元）。資料已分別於附註12、23及24中披露。

應付款項、存入按金及應付費用包括應付貨款港幣348,191,000元（二零零四年：港幣283,779,000元）。應付貨款之帳齡分析如下：

	集團	
	2005	2004
	港幣千元	港幣千元
0 －60 天	**226,605**	176,528
61 －90 天	**10,012**	8,418
逾90 天	**111,574**	98,833
	348,191	283,779

27. 融資性租賃之債務

	最低租賃付款		最低租賃付款現值	
	2005	2004	**2005**	2004
	港幣千元	港幣千元	港幣千元	港幣千元
集團				
融資性租賃債務償還期為：				
一年內	**3,682**	2,334	**3,543**	2,082
二至五年內	**1,967**	1,426	**1,869**	1,275
	5,649	3,760	**5,412**	3,357
減：將來之財務費用	**(237)**	(403)	**–**	–
	5,412	3,357	**5,412**	3,357
減：於一年內到期並包括在流動負債內之債務			**(3,543)**	(2,082)
一年後應償還之債務			**1,869**	1,275

本集團為若干設備進行融資性貸款，平均償還期四年(二零零四年：四年)。截至二零零五年三月三十一日止年度平均有效息率為5.3%(二零零四年：6.2%)。息率是按合約訂定時釐定，所有租賃皆以固定還款為基準，並沒有進行或然租約付款之安排。

本集團融資租約之債務承擔是以融資資產作抵押予出租人。

28. 銀行貸款

	集團		公司	
	2005	2004	**2005**	2004
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行貸款之償還期如下：				
一年內	**1,266,437**	544,539	**657,200**	135,000
一年以上但不超過兩年	**94,780**	303,645	**–**	110,000
兩年以上但不超過五年	**278,430**	353,893	**150,000**	–
超過五年	**38,900**	44,611	**–**	–
	1,678,547	1,246,688	**807,200**	245,000
減：於一年內到期並包括在流動負債內之貸款	**(1,266,437)**	(544,539)	**(657,200)**	(135,000)
	412,110	702,149	**150,000**	110,000
有抵押	**632,309**	631,688	**109,200**	–
無抵押	**1,046,238**	615,000	**698,000**	245,000
	1,678,547	1,246,688	**807,200**	245,000

29. 其他貸款

	集團	
	2005	2004
	港幣千元	*港幣千元*
其他貸款之償還期如下：		
一年內	**250**	169
一年以上但不超過兩年	**298**	–
兩年以上但不超過五年	**899**	1,064
超過五年	**908**	1,130
	2,355	2,363
減：於一年內到期並包括在流動負債內之貸款	**(250)**	(169)
	2,105	2,194

其他貸款為無抵押款，並按市場利率計算利息及分九期每年償還。最後之還款期為二零一三年。

30. 遞延税項

下文所載乃本呈報期間及過往呈報期間確認之主要遞延税項負債(資產)及其於本年度及以前年度之變動:

集團

	加速折舊免税額 港幣千元	投資物業及自用物業 港幣千元	待出售物業 港幣千元	呆壞帳撥備 港幣千元	税項虧損 港幣千元	土地增值 港幣千元	總額 港幣千元
於二零零三年四月一日	(6)	60,623	3,137	(1,833)	(3,948)	–	57,973
滙兑調整	–	872	–	–	–	–	872
在本年度綜合收益表列支(計入)	1,167	5,808	(1,023)	(688)	(15,436)	–	(10,172)
在本年度權益列支	–	15,708	–	–	–	–	15,708
收購附屬公司	37	–	–	–	–	–	37
税率改變之影響							
–在綜合收益表列支(計入)	(86)	917	294	287	(370)	–	1,042
–在權益列支	–	3,351	–	–	–	–	3,351
於二零零四年三月三十一日	1,112	87,279	2,408	(2,234)	(19,754)	–	68,811
滙兑調整	387	1,459	–	(1,209)	(55)	–	582
在本年度綜合收益表列支(計入)	1,274	1,898	(4,015)	323	(2,397)	28,950	26,033
在本年度權益列支	–	44,458	–	–	–	–	44,458
於二零零五年三月三十一日	2,773	135,094	(1,607)	(3,120)	(22,206)	28,950	139,884

為配合綜合資產負債表之編列方式,部份遞延税項資產和負債已作抵銷。按財務報告編列,遞延税項餘額分析如下:

	2005 港幣千元	2004 港幣千元
遞延税項負債	**152,381**	74,854
遞延税項資產	**(12,497)**	(6,043)
	139,884	68,811

30. 遞延税項(續)

於結算日，本集團未動用之税項虧損為港幣1,434,000,000元(二零零四年：港幣1,456,000,000元)，可用作抵銷將來之溢利。其中港幣127,000,000元(二零零四年：港幣109,000,000元)之税項虧損已確認為遞延税項資產。因未來溢利難以預測，故並無就餘下之税項虧損港幣1,307,000,000元(二零零四年：港幣1,347,000,000元)，確認為遞延税項資產。税項虧損包括國內附屬公司使用期至二零零九年之虧損計港幣51,000,000元(二零零四年：港幣65,000,000元)及海外附屬公司使用期由二零零五年至二零一八年之税項虧損計港幣4,000,000元(二零零四年：港幣4,000,000元)。其他虧損將可無限期使用。

於結算日，本集團之未確認可扣減暫時差異為港幣38,000,000元(二零零四年：港幣35,000,000元)。本集團預計在未來並沒有足夠之應納税利潤以用作抵銷有關之可扣減暫時差異，故並未確認相關之款項為遞延税項資產。

於本年度及於結算日，本公司並無重大未計提之遞延税項。

31. 股本

	2005 港幣千元	2004 港幣千元
法定股本：		
540,000,000股		
普通股每股面值港幣1.25元	**675,000**	675,000
已發行及繳足股本：		
278,582,090股		
普通股每股面值港幣1.25元	**348,228**	348,228

於本年度，股本並無任何變動。於上財政年度，每五股已發出及未發出每股面值港幣0.25元的普通股併合為一股每股面值港幣1.25元的普通股。本公司亦分別發行9,905,717股及6,830,000股以代替現金股息支付股東及用作購股權持有人行使購股權。

本公司及附屬公司的購股權計劃已詳列於附註41。

32. 儲備

集團

	股本溢價	資本儲備	資本贖回儲備	物業重估儲備 投資物業	物業重估儲備 其他物業	外匯兌換浮動儲備	股息儲備	保留溢利	總額
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年四月一日	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
換算海外附屬公司，聯營公司及共同控制實體的財務報告所產生之匯兌差額	–	–	–	–	–	12,957	–	–	12,957
二零零三年已派末期股息	–	–	–	–	–	–	(26,185)	(683)	(26,868)
發行新股份	30,512	–	–	–	–	–	–	–	30,512
發行新股之費用	(329)	–	–	–	–	–	–	–	(329)
物業重估盈餘	–	–	–	–	88,482	–	–	–	88,482
由物業重估產生之遞延税項負債	–	–	–	–	(12,415)	–	–	–	(12,415)
因附屬公司清盤而撥轉	–	41	–	–	–	–	–	–	41
應佔聯營公司儲備	–	–	–	–	2,332	–	–	–	2,332
本年之溢利	–	–	–	–	–	–	–	186,000	186,000
股息	–	–	–	–	–	–	55,716	(83,287)	(27,571)
於二零零四年三月三十一日	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,125,621
換算海外附屬公司，聯營公司及共同控制實體的財務報告所產生之匯兌差額	–	–	–	–	–	7,756	–	–	7,756
二零零四年已派末期股息	–	–	–	–	–	–	(55,716)	–	(55,716)
物業重估虧損	–	–	–	22,919	198,589	–	–	–	221,508
由物業重估產生之遞延税項負債	–	–	–	(94)	(36,577)	–	–	–	(36,671)
因附屬公司清盤而撥轉	–	29	–	–	–	–	–	–	29
應佔聯營公司儲備	–	–	–	–	4,955	–	–	–	4,955
本年度之溢利	–	–	–	–	–	–	–	281,738	281,738
股息	–	–	–	–	–	–	69,646	(125,362)	(55,716)
於二零零五年三月三十一日	417,860	269,363	7,526	22,825	283,510	10,555	69,646	1,412,219	2,493,504

附註：

(a) 本集團之保留溢利包括聯營公司及共同控制實體之虧損，分別為港幣12,779,000元（二零零四年：港幣14,993,000元）及港幣20,980,000元（二零零四年：港幣21,393,000元）。

(b) 資本儲備包括商譽港幣84,905,000元（二零零四年：港幣84,934,000元）及負商譽港幣26,459,000元（二零零四年：港幣26,459,000元）。

32. 儲備(續)

公司

	股本溢價 港幣千元	繳入盈餘 港幣千元 (附註a)	資本 贖回儲備 港幣千元	股息儲備 港幣千元	保留溢利 港幣千元	總額 港幣千元
於二零零三年 四月一日	387,677	95,413	7,526	26,185	954,190	1,470,991
二零零三年已 派末期股息	–	–	–	(26,185)	(683)	(26,868)
發行新股份	30,512	–	–	–	–	30,512
發行新股之費用	(329)	–	–	–	–	(329)
本年度之溢利	–	–	–	–	130,709	130,709
股息	–	–	–	55,716	(83,287)	(27,571)
於二零零四年 三月三十一日	417,860	95,413	7,526	55,716	1,000,929	1,577,444
二零零四年已 派末期股息	–	–	–	(55,716)	–	(55,716)
本年度之溢利	–	–	–	–	66,778	66,778
股息	–	–	–	69,646	(125,362)	(55,716)
於二零零五年 三月三十一日	417,860	95,413	7,526	69,646	942,345	1,532,790

附註:

(a) 繳入盈餘乃代表本公司於一九八九年重組架構時所發行之股份面值(扣除從繳入盈餘所支付之股息)與資產淨值之差額。根據百慕達一九八一年公司(修訂)法例,繳入盈餘乃可供分派股東之儲備。

(b) 於二零零五年三月三十一日,本公司可供分派予股東之儲備為港幣1,107,404,000元(二零零四年:港幣1,152,058,000元)。

33. 收購附屬公司

本年度,本集團購入Preussag Pipe Rehabilitation Emirates LLC及鴻茂地產建設有限公司100%股權及上海普魯士格管道工程技術有限公司51%股權。其收購代價分別為港幣2,130,000元、港幣21,607,000元及港幣614,000元。另外,本集團亦增購一聯營公司Rib Loc Group Limited(「Rib Loc」)43%權益及增購另一聯營公司KMG Holdings Limited(「KMG」)50%權益,其收購代價分別為港幣48,886,000元及港幣129,000元。此後,Rib Loc及KMG便成為本集團之附屬公司。其收購附屬公司資產淨額如下。去年之比較數額主要代表本集團於去年度增購一聯營公司其士建築集團有限公司64.1%權益及增購另一聯營公司NordiTube Technologies AB(「NordiTube」)11.82%之權益。

33. 收購附屬公司（續）

	2005 港幣千元	2004 港幣千元
物業，廠房及設備	**124,783**	22,712
無形資產	**35,881**	4,919
證券投資	**–**	33,169
所佔聯營公司權益	**–**	5,186
所佔共同控制實體權益	**–**	8,695
共同控制實體應收帳	**–**	3,000
存貨	**31,529**	10,636
就合約工程應向客戶收取之款項	**12,188**	136,407
應收帳款、存出按金及預付款項	**94,704**	178,571
預繳税	**–**	4,747
現金及銀行存款	**39,258**	173,764
應付款項、存入按金及應付費用	**(173,080)**	(435,775)
就合約工程應向客戶支付之款項	**(71,236)**	(31,368)
遞延税項	**–**	(37)
銀行貸款	**(26,923)**	–
融資性租賃之債務	**(2,902)**	–
其他貸款	**–**	(2,363)
少數股東權益	**(12,483)**	(7,458)
	51,719	104,805
減：本集團已佔利益		
聯營公司權益	**(15,479)**	(33,210)
聯營公司應收帳	**(3,378)**	(9,916)
收購資產淨值	**32,862**	61,679
收購時所產生之商譽	**42,730**	–
收購時所產生之負商譽	**(2,226)**	(14,256)
	73,366	47,423
支付方式：		
現金	**73,366**	41,961
以應收聯營公司款償付	**–**	5,462
	73,366	47,423
收購附屬公司所引致之現金流入淨額：		
收購所得現金及銀行存款	**39,258**	173,764
減：已付之現金代價	**(73,366)**	(41,961)
	(34,108)	131,803

收購附屬公司對本集團當年度的營業額及經營溢利貢獻分別為港幣181,687,000元（二零零四年：港幣95,894,000元）及港幣1,677,000元（二零零四年：港幣3,649,148 元）。

財務報告附註

截至二零零五年三月三十一日止年度

34. 業務及地區性分類

業務分類

就管理而言，本集團目前分為五個營運部門，並以此部門分類作為集團呈報其主要分類資料的基準。本集團已於上年度終止電訊設備零售及代理服務之業務。

此等業務之分類資料如下：

營業額及業績

截至二零零五年三月三十一日止年度

	持續營運					
	建築及機械工程	保險及投資	物業及酒店	電腦及資訊科技	其他	綜合
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
營業額						
營業總額	2,287,011	530,692	578,519	574,861	387,015	4,358,098
分部之間營業額	(301)	(14,986)	(43,278)	(5,678)	(3,373)	(67,616)
對外營業額	2,286,710	515,706	535,241	569,183	383,642	4,290,482

各業務分類間的交易價格由管理層依據市場價格釐定。

	建築及機械工程	保險及投資	物業及酒店	電腦及資訊科技	其他	綜合
業績						
分部之業績	160,389	56,181	171,887	3,311	10,086	401,854
未分配之費用						(7,367)
利息收入						9,544
經營溢利						404,031
財務費用						(27,056)
所佔聯營公司業績	2,309	–	–	(826)	(1,906)	(423)
所佔共同控制實體業績	(128)	–	616	–	–	488
除稅前溢利						377,040
稅項						(73,052)
未計少數股東權益前溢利						303,988
少數股東權益						(22,250)
本年度之溢利						281,738

34. 業務及地區性分類(續)
業務分類(續)

資產負債表
於二零零五年三月三十一日

	持續營運					
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
資產						
分類資產	1,747,763	1,818,242	2,826,388	221,628	158,256	6,772,277
所佔聯營公司權益	5,838	–	358	–	17,576	23,772
所佔共同控制實體權益	14,045	–	50,858	–	–	64,903
未分配公司資產						12,497
綜合總資產						6,873,449
負債						
分類負債	1,122,553	408,930	206,135	79,056	14,491	1,831,165
未分配公司負債						1,852,323
綜合總負債						3,683,488

其他資料
截至二零零五年三月三十一日止年度

	持續營運					
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
資本增加	270,827	11	33,303	6,064	1,095	311,300
折舊及攤銷	40,787	122	39,044	4,681	2,730	87,364
出售物業、廠房及設備之虧損	1,884	–	1,512	450	364	4,210
物業、廠房及設備之減值虧損	5,720	–	–	–	–	5,720
證券投資盈餘(虧損)	133	5,324	–	(8,271)	–	(2,814)

34. 業務及地區性分類(續)

業務分類(續)

營業額及業績
截至二零零四年三月三十一日止年度

	持續營運					已終止營運	
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	通訊服務及一般商品貿易 港幣千元	綜合 港幣千元
營業額							
營業總額	1,636,785	308,230	384,715	546,107	399,673	1,818	3,277,328
分部之間營業額	(918)	(25,223)	(44,805)	(4,593)	(2,024)	(824)	(78,387)
對外營業額	1,635,867	283,007	339,910	541,514	397,649	994	3,198,941

各業務分類間的交易價格由管理層依據市場價格釐定。

	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	通訊服務及一般商品貿易 港幣千元	綜合 港幣千元
業績							
分部之業績	143,918	102,576	44,296	4,345	3,116	2,780	301,031
未分配之費用							(3,108)
利息收入							13,581
經營溢利							311,504
財務費用							(43,032)
所佔聯營公司業績	(4,767)	–	–	(77)	(6,322)	–	(11,166)
所佔共同控制實體業績	60	–	(2,527)	–	–	–	(2,467)
已終止營運之收益	–	–	–	–	–	1,016	1,016
除税前溢利							255,855
税項							(38,932)
未計少數股東權益前溢利							216,923
少數股東權益							(30,923)
本年度之溢利							186,000

34. 業務及地區性分類(續)

業務分類(續)

資產負債表
於二零零四年三月三十一日

	持續營運					已終止營運	
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	通訊服務及一般商品貿易 港幣千元	綜合 港幣千元
資產							
分類資產	1,595,924	1,156,401	2,452,874	288,699	167,876	2,519	5,664,293
所佔聯營公司權益	25,175	–	–	2,239	15,856	–	43,270
所佔共同控制實體權益	8,835	–	12,908	–	–	–	21,743
未分配公司資產							26,637
綜合總資產							5,755,943
負債							
分類負債	894,592	496,884	118,660	82,145	16,963	3,845	1,613,089
未分配公司負債							1,346,226
綜合總負債							2,959,315

其他資料
截至二零零四年三月三十一日止年度

	持續營運					
	建築及機械工程 港幣千元	保險及投資 港幣千元	物業及酒店 港幣千元	電腦及資訊科技 港幣千元	其他 港幣千元	綜合 港幣千元
資本增加	29,803	10	3,849	6,195	1,857	41,714
折舊及攤銷	16,482	165	31,329	4,803	2,435	55,214
出售物業、廠房及設備之虧損(盈餘)	329	–	4,192	–	(5)	4,516
證券投資盈餘(虧損)	1,847	17,219	–	6,596	(260)	25,402
呆壞帳撥備	13,299	(8)	609	4,214	382	18,496

34. 業務及地區性分類(續)

地區分類

本集團建築及機械工程均在香港、中國內地、新加坡及歐洲運作。物業投資及銷售及酒店業務主要在香港、中國內地及加拿大運作。資訊科技設備、商業機器分銷及服務主要在香港、中國內地及泰國運作。銷售汽車及其他貿易業務分別在加拿大及美國運作。保險及投資在香港運作。已終止營運的一般商品零售及通訊設備的零售及代理服務業務在香港運作。下表提供本集團按地區市場劃分之銷售情況：

	營業額按地區市場劃分			
	2005		2004	
	港幣千元	%	港幣千元	%
香港	**2,889,778**	**67**	2,145,982	67
中國內地	**396,759**	**9**	256,748	8
新加坡	**182,230**	**4**	180,491	5
泰國	**69,028**	**2**	124,176	4
歐洲	**230,040**	**6**	52,615	2
加拿大	**293,647**	**7**	308,644	10
美國	**102,085**	**2**	102,602	3
澳洲	**110,122**	**3**	–	–
其他	**16,793**	–	27,683	1
	4,290,482	**100**	3,198,941	100

以下為按資產所在地區劃分之分類資產帳面值及添置投資物業、物業、廠房及設備及無形資產分析：

	分類資產帳面值				其他物業、廠房及設備及無形資產之添置			
	2005		2004		2005		2004	
	港幣千元	%	港幣千元	%	港幣千元	%	港幣千元	%
香港	**3,986,135**	**59**	3,983,015	70	**85,753**	**27**	8,690	21
中國內地	**918,862**	**13**	764,894	14	**5,446**	**2**	2,041	5
新加坡	**286,753**	**4**	310,436	5	**1,135**	**1**	5,109	12
泰國	**53,142**	**1**	65,042	1	–	–	3,004	7
歐洲	**556,545**	**8**	66,838	1	**116,605**	**37**	20,463	49
加拿大	**378,345**	**6**	398,907	7	**7,668**	**2**	1,719	4
美國	**359,223**	**5**	82,223	1	**43**	**1**	135	1
澳洲	**178,820**	**3**	–	–	**92,221**	**29**	–	–
其他	**54,452**	**1**	13,532	1	**2,429**	**1**	553	1
	6,772,277	**100**	5,684,887	100	**311,300**	**100**	41,714	100

35. 重大非現金事項

於年內，本集團就購買物業及設備訂立融資租約，其價值為港幣2,134,000(二零零四年：無)。

於二零零四年三月三十一日止之年度內，

(a) 9,905,717股已發出給股東作為以股代息，其代價約港幣34,767,000元。

(b) 本集團以應收NordiTube款計港幣5,462,000元作為償付增購NordiTube11.82%權益之部份購入代價，並於附註33中披露。

36. 董事及高級行政人員之酬金

支付予本公司董事之酬金細節如下：

	2005 *港幣千元*	2004 *港幣千元*
袍金	**375**	375
薪金、津貼及其他福利	**20,458**	16,495
退休金之供款	**778**	540
	21,611	17,410

除已付之董事酬金共港幣375,000元(二零零四年：港幣375,000元)外，並沒有支付其他酬金予任何獨立非執行董事。

本集團並沒有向董事支付任何支付或欠付離職之補償金。

董事酬金可按金額劃分為下列組別：

	董事人數 2005	 2004
組別		
無 － 港幣1,000,000元	**3**	6
港幣1,000,001元 － 港幣1,500,000元	**1**	1
港幣1,500,001元 － 港幣2,000,000元	**3**	2
港幣2,500,001元 － 港幣3,000,000元	**1**	–
港幣3,000,001元 － 港幣3,500,000元	**–**	1
港幣3,500,001元 － 港幣4,000,000元	**1**	–
港幣8,000,001元 － 港幣8,500,000元	**1**	1
	10	11

36. 董事及高級行政人員之酬金(續)

最高五名人士之酬金,包括3名董事(二零零四年:四名)。於過往兩年支付予該五名最高酬金人士之總酬金為:

	2005 港幣千元	2004 港幣千元
薪金、津貼及其他福利	**18,357**	16,331
依表現發放之花紅	**4,933**	–
退休金之供款	**514**	542
	23,804	16,873

該五名最高酬金之人士可按金額劃分為下列組別:

組別	人數 2005	2004
港幣1,500,001元 – 港幣2,000,000元	–	3
港幣2,000,001元 – 港幣2,500,000元	**1**	–
港幣2,500,001元 – 港幣3,000,000元	**1**	–
港幣3,000,001元 – 港幣3,500,000元	–	1
港幣3,500,001元 – 港幣4,000,000元	**1**	–
港幣6,500,001元 – 港幣7,000,000元	**1**	–
港幣8,000,001元 – 港幣8,500,000元	**1**	1
	5	5

37. 資產抵押

銀行貸款港幣632,309,000元(二零零四年:港幣631,688,000元)及其他銀行未用信貸是以本集團帳面值港幣1,682,027,000元(二零零四年:港幣1,746,423,000元)之若干物業、廠房及設備、其他投資、存貨及其他資產作抵押。此外,截至二零零四年三月三十一日,港幣89,386,000元存放於銀行作抵押並用作銀行擔保本集團自興建「私人參與居者有其屋計劃」之工程完成後,務須履行樓宇保養及維修工程所作之承擔。

38. 或然負債

於結算日，本集團及本公司尚未清結之或然負債包括：

(a) 關於已發出之擔保證的或然負債如下：

	集團		公司	
	2005	2004	**2005**	2004
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行信貸服務：				
附屬公司	–	–	**764,945**	878,106
聯營公司	**94,830**	67,563	**94,830**	67,563
對一聯營公司之物業購買者提供按揭而作出之擔保	**1,125**	1,821	–	–
對附屬公司履行合約之擔保	–	–	**235,951**	405,435
關於本集團之租賃設備	–	–	**81**	1,753
	95,955	69,384	**1,095,807**	1,352,857

(b) 鑑於本集團自興建「私人參與居者有其屋計劃」之工程後，務須履行樓宇保養及維修工程，本公司或然負債為對銀行提供擔保約共港幣124,200,000元（二零零四年：港幣257,200,000元）。

39. 資本承擔

	集團	
	2005	2004
	港幣千元	*港幣千元*
就投資合夥項目已訂合約但未在財務報告內計提之資本承擔	**14,369**	19,667

40. 營業性租賃

本集團作為承租人

本集團根據不可撤銷之營業租賃而須於未來支付之最低租賃金額，租約屆滿期如下：

	2005	2004
	港幣千元	*港幣千元*
一年內	**8,920**	5,906
二至五年內	**18,733**	3,629
超逾五年	**13,266**	–
	40,919	9,535

40. 營業性租賃(續)

營業性租賃乃代表本集團租用若干寫字樓物業所付之租金。租約之商討及租金之訂定平均期限為三年。

本集團作為出租人

於結算日，以營業性租約租出之投資物業及待售物業所載值分別約為港幣316,000,000元(二零零四年：港幣348,000,000元)及港幣390,000,000元(二零零四年：港幣389,000,000元)。該類物業之出租年期為一至五年。本集團根據不可撤銷之營業性租約在未來應收的最低租賃應收金額如下：

	2005	2004
	港幣千元	*港幣千元*
一年內	**29,006**	35,845
二至五年內	**22,213**	11,352
	51,219	47,197

41. 購股權計劃

(a) **本公司之購股權計劃**

於二零零三年四月一日，本公司於二零零一年的舊股權計劃下授出認股權。由於二零零三年六月進行了普通股股份合併，購股權持有人持每股港幣2.44元之行使價認購6,830,000股，並於二零零四年三月三十一日售出。

本公司現採納之購股權計劃(「本計劃」)乃根據二零零二年九月二十日通過之決議案獲股東接納，主要目的為給予參與者機會以適量購入本公司之權益，並鼓勵參與者朝著提高本公司及其股份價值的方向努力，從而令本公司及其股東均能受惠。本計劃將於二零一二年九月十九日屆滿。

根據本計劃或其他計劃所授出之購股權的股份總數不得超越本公司已發行股份於股東批准本計劃日期之10%(「計劃授權限額」)，或於股東批准更新計劃授權限額日期就該10%限額作出更新後之限額。因已授出但尚未行使之購股權獲全數行使而發行之最多股份總數，不得超過本公司不時已發行之股份30%。未經本公司股東之事先批准，於任何一個年度授予任何個別人士之購股權股份數目不得超越當時本公司已發行之股份1%。授予任何董事、行政總裁或主要股東之每一項購股權均要經獨立非執行董事批准。倘若向主要股東或獨立非執行董事或彼等各自任何聯繫人士授出之購股權，會導致直至授出日期止十二個月內期間因行使已獲授或將獲授之購股權而發行及將予發行之本公司股份超越本公司之已發行股本0.1%及總值超越港幣5,000,000元，須獲本公司之股東事先批准。

獲授人須於授出日期起計三十日內就每手授出購股權支付港幣1元以接納獲授予之購股權。購股權可根據本計劃條款於本計劃之有效期限內任何時間行使，董事會將就有效期限作出知會，有關期限不得遲於授出日期起計十年。行使價則由本公司之董事作出決定，將不少於本公司股份於授出日期在聯交所的收市價、本公司股份於緊接授出日期前五個業務日在聯交所的平均收市價及本公司股份之面值，以較高者為準。

截至二零零四及二零零五年三月三十一日止兩個年度內，並無購股權根據本計劃授出。

41. 購股權計劃(續)

(b) 其士科技控股有限公司(「其士科技」)之購股權計劃
本公司之附屬公司其士科技於二零零二年九月二十日採納新購股權計劃(「其士科技計劃」),其條款與本公司之計劃相似。在截至二零零四及二零零五年三月三十一日止兩個年度內,並無購股權根據其士科技計劃授出。

購股權之財務影響在行使日之前不會在本公司或本集團之資產負債表中記錄。當行使購股權時,發行之股份作為增加股本以票面值記錄,行使價超過票面值之部份記入股份溢價帳戶,期滿失效或於行使日前註銷之期權在登記冊中取消。

42. 退休福利

本集團為香港及海外僱員設立多個退休福利計劃。在香港,本集團參與屬界定供款之(一)按《職業退休計劃條例》註冊之職業退休計劃(簡稱「公積金計劃」)及(二)於二零零零年十二月一日強積金計劃實行時開始生效之強制性公積金計劃(簡稱「強積金計劃」)。計劃中的資產與本集團之資產分開持有,並由信託公司保管及管理。公積金計劃成員於強積金計劃實行時曾有一次選擇權,選擇繼續為公積金計劃成員或參與強積金計劃。所有於二零零零年十二月一日或以後入職之僱員,則需參與強積金計劃。

在強積金計劃中,僱主的供款額是按僱員每月有關入息的5%計算,上限為港幣1,000元。在公積金計劃中,僱員的供款額為僱員底薪的5%,僱主的供款額則按僱員年資,以僱員底薪的5%至7.5%計算。

為海外僱員設立的退休福利計劃是依據當地的法規而作出安排。

公積金計劃成員於離職時因年資關係不獲歸屬之僱主結餘部份,可作為集團扣減僱主供款之用。於本年度扣減之數目為港幣1,231,000元(二零零四年:港幣2,348,000元)。於二零零五年三月三十一日,因成員離職而不獲歸屬之僱主結餘部份,未扣減數目為港幣131,000元(二零零四年:港幣59,000元)。截至二零零五年三月三十一日,記錄期間之應付未付公積金供款為港幣2,130,000元(二零零四年:港幣2,192,000元)。

43. 其他承擔

截至二零零五年三月三十一日

(a) 本集團尚未履行之遠期外匯合約票面值約共港幣642,418,000元(二零零四年:港幣898,022,000元),此類合同多以美元及港幣折算,多個到期日最遲為二零零六年一月。

(b) 本集團尚未履行之利率掉期合約票面值約共港幣634,000,000元(二零零四年:港幣650,000,000元),多個到期日最遲為二零一四年八月。

44. 有關連人士之交易

按照會計實務準則第二十條「關連人士交易」，本公司之聯營公司及共同控制實體於今年度均被視為有關連人士之重要交易詳情如下：

(i) 本集團獲得一聯營公司，於二零零五年三月三十一日年內成為附屬公司，授予為期十年的管道翻新技術的使用權。本年度支付該技術使用權之費用為港幣226,000元（二零零四年：港幣2,083,000元）。本集團根據協定條款向此聯營公司購買物料及設備計港幣635,000元（二零零四年：港幣24,066,000元）。截至二零零四年三月三十一日之應付帳款為港幣1,498,000元。

(ii) 於本年內，本集團亦有貸款予聯營公司及共同控制實體。該等公司之貸款為無抵押及並無固定償還期限。於二零零五年三月三十一日尚餘之金額已於綜合資產負債表及附註19及20中披露。貸款包括向一聯營公司提供無抵押貸款共港幣14,700,000元（二零零四年：港幣14,156,000元），其年利率為香港同業拆息加1.5%。本年度已確認之利息收入為港幣222,000元（二零零四年：港幣649,000元）。於以前年度，本集團就一貸款向一聯營公司，隨後成為附屬公司，收取港幣171,000元。

45. 年度以後事項

於二零零五年三月三十一日後，本集團以總代價港幣205,000,000元收購Pacific Coffee (Holdings) Limited全部已發行股本，其中代價港幣60,000,000元為銀行借貸。於收購日，有關Pacific Coffee (Holdings) Limited之資產、負債及或然負債之金額，因本集團之管理層乃正在決定該等金額故未能實際地作出披露。

Pacific Coffee (Holdings) Limited主要從事咖啡產品貿易及經營咖啡店。

主要附屬公司

附錄一

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接 百分率	間接 百分率	主要業務
其士(鋁工程)香港有限公司*(附註4)*	香港	普通	2港元	2	–	100	鋁質建築材料及玻璃幕牆之供應及安裝
其士(鋁工程)有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	鋁質建築材料及玻璃幕牆之供應及安裝
Chevalier Automobiles Inc. *(附註4)*	加拿大	普通	100加拿大元	100	–	100	汽車銷售及維修服務
其士(建材工程)有限公司	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	建築材料供應及安裝及經營搬運車與發電機貿易
其士土木工程(香港)有限公司	香港	普通	100港元	100	–	100	土木工程
其士(土木工程)有限公司	香港	普通 遞延	45,837,002港元 24,964,002港元	45,837,002 24,964,002	– –	100 100	土木工程
其士冷藏倉庫有限公司	香港	普通	2港元	2	–	56.25	經營冷凍倉庫及物流
其士(建築)有限公司	香港	普通	60,500,000港元	60,500,000	–	99.6	樓宇建築及保養
其士建築集團有限公司	英屬處女群島／香港	普通	8,938,544港元	89,385,444	100	–	投資控股
其士建築(香港)有限公司	香港	普通 遞延	1,000港元 10,000港元	100 1,000	– –	100 100	樓宇建築
Chevalier Development (S) Pte. Limited *(附註4)*	新加坡	普通	2,500,000新加坡元	2,500,000	–	100	物業投資
其士(東莞)大酒店有限公司*(附註1及4)*	中國內地	不適用	40,000,000人民幣	不適用	–	100	經營酒店業務

主要附屬公司

附錄一(續)

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接百分率	間接百分率	主要業務
其士(機電工程)有限公司	香港	普通	69,200,000港元	69,200,000	–	100	安裝機電設備及提供項目管理服務
Chevalier Engineering (S) Pte. Limited *(附註4)*	新加坡	普通	500,000新加坡元	500,000	–	100	安裝及保養升降機
其士(環境技術)有限公司	香港	普通	127,600,000港元	127,600,000	–	100	環保工程
其士(香港)有限公司	香港	普通	143,085,000港元	572,340,000	100	–	供應、安裝及保養升降機、自動梯及冷氣系統、供應電力及工業設備
其士(保險顧問)有限公司	香港	普通	1,000,000港元	1,000,000	100	–	保險顧問
其士保險有限公司	香港	普通	200,000,000港元	200,000,000	100	–	保險業務
Chevalier International (USA) Inc. *(附註4)*	美國	普通	4,012,000美元	4,012,000	–	100	雜貨貿易
其士科技控股有限公司(於香港聯合交易所有限公司上市)	百慕達／香港	普通	85,677,935港元	171,355,871	42.9	7.8	投資控股
其士科技工程有限公司	香港	普通	2港元	2	–	50.7	電腦及商業機器貿易及維修
Chevalier iTech Thai Limited *(附註3及4)*	泰國	普通	18,980,000泰國銖	189,800	–	50.7	電腦及商業機器貿易及維修
		優先	1,020,000泰國銖	10,200	–	23.5	
其士電梯工程(深圳)有限公司 *(附註1及4)*	中國內地	不適用	10,000,000人民幣	不適用	–	100	升降機之安裝及維修服務

附錄一（續）

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接百分率	間接百分率	主要業務
其士（商業系統）有限公司	香港	普通	100,000港元	100,000	–	50.7	電腦及商業機器貿易及維修保養
其士（商業系統）工程有限公司	香港	普通	2港元	2	–	50.7	維修保養
其士管道科技有限公司	香港	普通	230,000,000港元	230,000,000	100	–	投資控股及經營管道之物料、機器及設備貿易
其士富居物業管理有限公司	香港	普通	100港元	100	–	100	物業管理
		遞延	1,002港元	1,002	–	100	
其士（衛星通訊）有限公司	香港	普通	365,002港元	365,002	–	50.7	裝設衛星電視天線
其士新加坡控股私人有限公司 *（附註4）*	新加坡	普通	11,250,000新加坡元	112,500,000	–	100	供應、安裝及保養升降機及自動梯
Chevalier Network Solutions Thai Limited（前名為Chevalier Telecom (Thailand) Limited *（附註4）*）	泰國	普通	15,000,000泰國銖	150,000	–	50.7	電訊設備貿易
其士旅遊有限公司	香港	普通	1,500,000港元	15,000	–	100	旅遊代理
其士（澳門）有限公司 *（附註4）*	澳門	普通	100,000澳門元	100	–	100	升降機安裝及維修服務
電梯工程有限公司	香港	普通	400,000港元	40,000	–	100	升降機及自動梯保養及維修服務
Forth Bridge Company Limited	香港	普通	20港元	2	–	100	物業投資
		遞延	10,000港元	1,000	–	100	
富特發展有限公司 *（附註4）*	香港	普通	1,000港元	1,000	–	100	物業投資及發展
騰昇發展有限公司	香港	普通	2港元	2	–	56.25	物業投資
金訊發展有限公司 *（附註4）*	香港	普通	100港元	100	–	100	物業發展
		遞延	2港元	2	–	100	

主要附屬公司

附錄一（續）

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接百分率	間接百分率	主要業務
金瑞投資有限公司 *(附註4)*	香港	普通	2港元	2	100	–	物業投資
騰寶有限公司	香港	普通 遞延	149港元 51港元	149 51	100 –	– 100	物業發展
Goodkent Limited *(附註4)*	香港	普通 遞延	100港元 2港元	100 2	– –	100 100	物業發展
鴻茂地產建設有限公司（於二零零五年七月五日易名為其士基建香港有限公司）	香港	普通 遞延	200港元 25,936,200港元	2 259,362	– –	100 –	樓宇建築及土木工程
九江其士酒店旅業有限公司 *(附註1及4)*	中國內地	不適用	25,000,000人民幣	不適用	–	100	經營酒店業務
KMG Holding GmbH	德國	普通	25,000歐元	2	–	100	建造、保養及翻新管道工程（包括污水、清洗、燃氣及供水系統與土木及結構工程）
力加置業有限公司	香港	普通	3,600,000港元	3,600,000	–	100	物業投資
勵發有限公司	香港	普通	2港元	2	–	50.7	物業投資及證券投資
Macleh (Chevalier) Ltd. *(附註4)*	加拿大	普通	101,100加拿大元	10,100	–	100	物業投資及經營酒店業務
Macont Development Inc. *(附註4)*	加拿大	普通	1,000加拿大元	1,000	–	100	物業投資
Matterhorn Properties Limited	英屬處女群島／香港	普通	1美元	1	–	100	物業投資

附錄一（續）

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接百分率	間接百分率	主要業務
NordiTube Technologies AB *(附註4)*	瑞典／比利時	普通	54,509,340瑞典克朗	109,018,680	–	92.43	提供執照持牌人使用之PHOENIX加工及活動襯墊作管道翻新項目之用
鋭中有限公司	香港	普通	360,000,000港元	360,000,000	–	100	物業發展
		遞延	51港元	51	–	100	
拔創有限公司 *(附註4)*	香港	普通	20港元	2	–	100	物業投資
PPR Technology (S) Pte Ltd. *(附註4)* (於二零零五年四月八日易名為Chevalier Pipe Rehabilitation Singapore Pte. Ltd.)	新加坡	普通	1,000,000新加坡元	1,000,000	–	92.8	建造、保養及翻新管道工程(包括污水、燃氣及供水系統與土木及結構工程)
其士普魯斯香港有限公司 (於二零零五年四月三十日易名為其士管道修復香港有限公司)	香港	普通	43,400,000港元	43,400,000	–	100	設計及建造咸水、冷水、氣體、污水及水渠管道
驕發有限公司 *(附註4)*	香港	普通	20港元	2	–	100	物業投資
		遞延	20港元	2	–	100	
Rib Loc Group Limited (二零零四年八月二十五日)於澳洲交易所除牌)	澳洲	普通	14,907,000澳元	28,397,332	–	74.17	於管道翻新市場作產品及系統之特許經營、製造及市場推廣暨冷氣槽及零件之製造及市場推廣
上海創名房地產發展有限公司 *(附註2及4)*	中國內地	不適用	18,000,000美元	不適用	–	80	物業發展
Sup Aswin Limited *(附註4)*	泰國	普通	15,000,000泰國銖	150,000	–	50.7	物業投資

主要附屬公司

附錄一（續）

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股本／註冊股本	股份數目	本公司持有已發行股本或註冊股本權益 直接百分率	間接百分率	主要業務
祥龍興業有限公司	香港	普通	270,000,000港元	270,000,000	–	100	物業發展
		遞延	51港元	51	–	100	
萬珠發展有限公司	香港	普通	2港元	2	–	100	物業投資及貿易
威方發展有限公司	香港	普通	2港元	2	–	100	物業投資
信陽其士大酒店有限公司 *(附註2及4)*	中國內地	不適用	74,142,781人民幣	不適用	–	70	經營酒店業務
廣州富明投資管理顧問有限公司 *(附註2及4)*	中國內地	不適用	30,000,000港元	不適用	–	90.1	投資控股及提供管理服務
757040 Ontario Limited *(附註4)*	加拿大	普通	10加拿大元	10	–	100	物業投資

附註：

(1) 以外資全資企業於中國內地成立。

(2) 以中外合資經營企業於中國內地成立。

(3) 此公司之優先股乃10%不可累積股息及每四股附有一投票權。其所有股票持有人並無權利獲分配當公司在清盤時的剩餘資產。

(4) 非由德勤•關黃陳方會計師行所核數。

(5) 所有遞延股份皆無投票權，而實際上亦無權收取股息或在公司清盤時獲得任何分派。

主要聯營公司

附錄二

聯營公司名稱	註冊／營業地點或國家	股份類別	本公司間接持有已註冊股本權益百分率	主要業務
其士三利財務有限公司	香港	普通	50	提供借貸、租賃
倍佳印務有限公司	香港	普通	49	雜誌及書本印刷

本集團享有其聯營公司之盈利或虧損乃按其擁有權益之比例計算，而所有聯營公司皆是已註冊之公司。

主要共同控制實體

附錄三

共同控制實體名稱	註冊／營業地點或國家	股份類別	商業結構形式	本公司間接持有已發行股本或註冊股本權益百分率	主要業務
東莞其興置業開發有限公司	中國內地	不適用	外資全資企業	50	物業發展
東莞其勝置業開發有限公司	中國內地	不適用	外資全資企業	50	物業發展
聯益建造有限公司	香港	普通	註冊	50	土木工程
聯益承建有限公司	香港	普通	註冊	50	樓宇保養
深圳其士金峰園房地產開發有限公司 *(附註)*	中國內地	不適用	中外合資企業	46	物業發展
成都華興其士房地產發展有限公司	中國內地	不適用	中外合資企業	49	物業發展

附註：本集團佔共同控制實體50%盈利或虧損。

除以上所述，本集團享有其共同控制實體之盈利或虧損乃按其擁有權益之比例計算。

Contents

Financial Calendar

Event	**Date**
Announcement of Interim Results	10th December, 2004
Announcement of Final Results	13th July, 2005
Book Close Dates	
Interim Dividend	3rd to 7th January, 2005
Final Dividend	22nd to 26th August, 2005
Annual General Meeting	9th September, 2005
Payment of Dividends	
Interim dividend of HK20 cents per share	14th January, 2005
Final dividend of HK25 cents per share	13th September, 2005

Financial Summary

(amount expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 2005.

	2001	2002	2003	2004	**2005**
Financials *($ Million)*					
Total assets	4,847	5,176	5,392	6,003	**6,873**
Total liabilities	2,406	2,677	2,913	3,206	**3,683**
Minority interests	325	332	279	323	**348**
Shareholders' equity	2,116	2,167	2,200	2,474	**2,842**
Share capital (Number of shares in issue – in million)	246	255	262	279	**279**
Turnover	3,775	3,339	3,332	3,199	**4,290**
Net profit for the year	173	114	84	186	**282**
Per Share Basis *($)*					
Earnings	0.70	0.45	0.32	0.69	**1.01**
Dividend	0.3	0.175	0.175	0.3	**0.45**
Net asset value (at book value)	8.60	8.50	8.40	8.87	**10.2**

TURNOVER ($ Million)


01
3,775
02
3,339
03
3,332
04
3,199
05
4,290

NET PROFIT ($ Million)


01
173
02
114
03
84
04
186
05
282

EARNINGS AND DIVIDEND ($)
(PER SHARE BASIS)


01
0.70
0.3
02
0.45
0.175
03
0.32
0.175
04
0.69
0.3
05
1.01
0.45
Earnings
Dividend

SHAREHOLDERS' EQUITY ($ Million)


01
2,116
02
2,167
03
2,200
04
2,474
05
2,842

Corporate Information

Executive Directors

CHOW Yei Ching *(Chairman and Managing Director)*
KUOK Hoi Sang *(Managing Director)*
FUNG Pak Kwan
TAM Kwok Wing
KAN Ka Hon
CHOW Vee Tsung, Oscar
HO Chung Leung

Independent Non-Executive Directors

WONG Wang Fat, Andrew O.B.E., J.P.
CHOW Ming Kuen, Joseph O.B.E., J.P.
LI Kwok Heem, John

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Bank of China (Hong Kong) Limited
BNP Paribas
Hang Seng Bank Limited
The Hongkong and Shanghai Banking Corporation Limited
Liu Chong Hing Bank Limited
Shanghai Commercial Bank Limited

Solicitors

Richards Butler
Appleby Spurling Hunter

Registered Office

Canon's Court
22 Victoria Street
Hamilton, HM 12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre
8 Wang Hoi Road, Kowloon Bay
Hong Kong
Telephone: (852) 2318 1818
Facsimile: (852) 2757 5138

Principal Share Registrars

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
G/F., Bank of East Asia Harbour View Centre,
56 Gloucester Road, Wanchai, Hong Kong

Share Listing

The Stock Exchange of Hong Kong Limited
Stock code: 025

ADR Depositary Bank

The Bank of New York
American Depositary Receipts
101 Barclay Street, 22nd Floor West
New York, NY 10286, USA

Website

http://www.chevalier.com

List of Accreditations

Buildings Department

Chevalier Construction (Hong Kong) Limited	– Register of General Building Contractor
Chevalier (Construction) Company Limited	– Register of General Building Contractor
Chevalier (HK) Limited	– Register of Specialist Contractors (Ventilation Works)
CPC Construction Hong Kong Limited	– Register of General Building Contractor
Lam Woo & Company Limited	– Register of General Building Contractor
Lam Woo Construction Limited	– Register of General Building Contractor

Electrical and Mechanical Services Department

Chevalier (E & M Contracting) Limited	– Registered Electrical Contractor
Chevalier (HK) Limited	– Builders' Lifts and Tower Working Platforms (Safety) Ordinance – Registered Contractor – Registered Electrical Contractor – Registered Lifts and Escalators Contractors

Environment, Transport and Works Bureau

Chevalier (Civil Engineering) Limited	– Port Works (Group C/On probation)
Chevalier (Construction) Company Limited	– Buildings (Group C)
Chevalier (E & M Contracting) Limited	– Electrical Installation (Group III)
Chevalier (Envirotech) Limited	– Electrical and Mechanical Installation for Sewage Treatment and Screening Plant – Supply and Installation of Water Treatment Plant (On probation)
Chevalier (HK) Limited	– Air-conditioning Installation (Group II) – Diesel Generator Installation – Industrial Type Electrical Installation – Lift, Escalator and Passenger Conveyor Installation – Mechanical Handing and Lifting Installation – Mechanical Plant and Equipment Installation (Group II) – Supply and Installation of Pumpsets and Associated Pipework
Chevalier (Satellink) Limited	– Broadcast Reception Installations – Burglar Alarm and Security Installation – Radio Electronics Installation (On probation)
CPC Construction Hong Kong Limited	– Buildings (Group B/On Probation) – Port Works (Group B/On Probation) – Roads and Drainage (Group C) – Waterworks (Group C)
Lam Woo & Company Limited	– Buildings (Group C) – Roads & Drainage (Group A/On probation) – Waterworks (Group C)
Wing Wo (Asphalt) Engineering Company (Operated by Vernaltex Company Limited)	– Roads and Drainage (Group B) – Landslip Preventive/Remedial Works to Slopes/ Retaining Walls (On Probation)

Fire Services Department

Chevalier (E & M Contracting) Limited	– Fire Service Installation Contractors (Class 2)

List of Accreditations

Hong Kong Housing Authority		
Chevalier (Construction) Company Limited	–	Building Contractor (NW2), Maintenance (M1)
Chevalier (E & M Contracting) Limited	–	Electrical Contractors
Chevalier (HK) Limited	–	Air-conditioning and Ventilation Contractors
	–	Lifts and Escalators Contractors
	–	Maintenance, Emergency Generators
Chevalier Property Management Limited	–	Approved List of Property Management Agents (List A)
	–	Carpark Operators
	–	Property Management Agents for Public Rental Housing Estates
	–	Property Management Agents for Shopping Centres (List 1)
	–	Property Services Agents
CPC Construction Hong Kong Limited	–	Building (Maintenance)/Group (M2)
Lam Woo Construction Limited	–	Maintenance (M2)
	–	Shopping Centre Improvement
Hong Kong Housing Society		
Chevalier (Construction) Company Limited	–	Building Contractor (contract of any value)
CPC Construction Hong Kong Limited	–	Approved List of Local Contractor
Lam Woo & Company Limited	–	Approved List of Local Contractor
Hong Kong Quality Assurance Agency		
Chevalier (Civil Engineering) Limited	–	ISO 9001 CC1438 Certification Construction and maintenance of civil engineering works
Chevalier Cold Storage and Warehousing Limited	–	ISO 9001 CC2435 Certification Provision of cold storage and warehousing services
Chevalier (Construction) Company Limited	–	ISO 9001 CC140 Certification Construction of Buildings
	–	ISO 9001 CC270 Certification Building activities to keep, restore or improve the facilities of buildings and surroundings
Chevalier (E & M Contracting) Limited	–	ISO 9001 CC393 Certification Design, supply, installation and maintenance of high voltage, low voltage and extra low voltage electrical systems
Chevalier (Envirotech) Limited	–	ISO 9001 CC792 Certification Design, supply and installation of water and wastewater treatment systems in Hong Kong
Chevalier (HK) Limited	–	ISO 9001 CC242 Certification System design, supply, installation and maintenance of lifts and escalators in Hong Kong
	–	ISO 9001 CC458 Certification Design, supply and installation of heating, ventilation and air-conditioning, low voltage electrical, fire services and plumbing and drainage systems Maintenance and operation of heating, ventilation and air-conditioning systems

List of Accreditations

Chevalier (Satellink) Limited	–	ISO 9001 CC2229 Certification Design, supply, installation & maintenance of extra low voltage electrical systems, voice and data networking systems
CPC Construction Hong Kong Limited	–	ISO 9001 Certification Construction of civil engineering works including port works, waterworks, site formation, roads and drainage Construction and maintenance of building
Lam Woo & Company Limited	–	ISO 9001 CC790 Certification Public work including building, civil engineering, construction and maintenance
Lam Woo Construction Limited	–	ISO 9001 CC259 Certification Building activities to keep, restore or improve the facilities of buildings and surroundings
Norditube Hong Kong Limited	–	ISO 9001 CC2794 Certification Manufacture and supply of cured-in-place pipe liner for rehabilitation of pressure pipes and sewers
Chevalier Pipe Rehabilitation Hong Kong Limited	–	ISO 9001 CC2222 Certification Provision of underground pipe rehabilitation service
Wing Wo (Asphalt) Engineering Company (Operated by Vernaltex Company Limited)	–	ISO 9001 Certification Maintenance of civil engineering works Construction of civil engineering works including site formation, water works and road and drainage Construction of landslip preventive and remedial works to slopes and retaining walls
Singapore Productivity and Standards Board		
Chevalier Singapore Holdings Pte. Ltd.	–	ISO 9001 Certification Design, Installation and Servicing of Lifts and Escalators
The Hong Kong Federation of Insurers		
Chevalier Insurance Company Limited	–	Member
Office of the Commissioner of Insurance		
Chevalier Insurance Company Limited	–	Authorised General Insurer
The Insurance Claims Complaints Bureau		
Chevalier Insurance Company Limited	–	Member
Motor Insurers' Bureau of Hong Kong		
Chevalier Insurance Company Limited	–	Member
Chinese Insurance Association of Hong Kong		
Chevalier Insurance Company Limited	–	Member
Hong Kong Chamber of Insurance Intermediaries		
Chevalier Insurance Company Limited	–	Member

List of Accreditations

Professional Insurance Brokers Association		
Chevalier (Insurance Brokers) Limited	–	Member
Customs and Excise Department		
Chevalier Cold Storage and Warehousing Limited	–	Public Bonded Warehouse License
Food and Environmental Hygiene Department		
Chevalier Cold Storage and Warehousing Limited	–	Cold Store License
Leisure and Cultural Services Department		
Chevalier Property Management Limited	–	Approved List of Suppliers
Trade and Industry Department		
Chevalier Cold Storage and Warehousing Limited	–	Approved Rice Storage Place
Office of the Telecommunications Authority		
Chevalier (Network Solutions) Limited	–	Demonstration Licence (unrestricted)
	–	Radio Dealers Licence (unrestricted)
Chevalier (Satellink) Limited	–	Satellite Master Antenna Television Licence (SMATV)
Security and Guarding Services Industry Authority		
Chevalier (HK) Limited	–	Security Company Licence (Security Work Type Code III)
Chevalier (Satellink) Limited	–	Security Company Licence (Security Work Type Code III)
Companies Registry – Money Lenders Section		
Chevalier MLD Leasing Company Limited	–	Money Lenders Licence
International Air Transport Association		
Chevalier (Travel Agency) Limited	–	Certificate of Accreditation
Travel Industry Council of Hong Kong		
Chevalier (Travel Agency) Limited	–	Membership Certificate
Hong Kong Association of Travel Agents		
Chevalier (Travel Agency) Limited	–	Active Member
The Provisional Construction Industry Co-ordination Board (PCICB)		
Chevalier (Satellink) Limited	–	Approved Voluntary Subcontractor
Chevalier (Network Solutions) Limited	–	Approved Voluntary Subcontractor
Government Logistics Department		
Chevalier (Network Solutions) Limited	–	Approved Supplier
Hong Kong Call Centre Association		
Chevalier (Network Solutions) Limited	–	Corporate Member

Business Chart


Chevalier International Holdings Limited
Construction and Engineering
Insurance and Investment
Property and Hotel
IT & Other Business
Lifts and Escalators
Pipe Technologies
Insurance Services
Property Investment and Development
Lifestyle Food and Beverage
Motor Vehicles and Trading
Aluminium Windows and Curtain Walls
Building Construction and Civil Engineering
Asset Management
Logistics and Warehousing
Network Solutions
Printing Business
Environmental, Electrical and Mechanical Engineering
Roads, Drainage & Water Works
Property Management
Mobile Digital Solutions
Finance & Leasing Services
Air-conditioning Systems
Building Maintenance
Hotel Investment
Enterprise Automation Technology
Travel Agency
Building Materials & Equipment
Concrete Supplies
Power & Industrial Equipment

Chairman's Statement

MANAGEMENT DISCUSSION AND ANALYSIS


CHEVALIER
其士集團
CHEVALIER GROUP

Dr Chow Yei Ching
Chairman and Managing Director

Following an exciting turnaround in 2003/2004, the Board of Directors is pleased to report to shareholders that the Group achieved a significant growth in net profit during the year. The excellent result was attributable to the gradual general recovery of the economy especially of Hong Kong and also the growth of the Group's solid income base during the last few years. The growth strategy of the Group rests on diversification which importance was especially evident in the 2004/2005 results, when the slowdown in the Insurance Division was more than offset by the impressive profitability growth in other segments such as the Property and Hotel Division. Turnover amounted to HK$4,290 million, up 34% from the previous financial year (2003/2004: HK$3,199 million). Profit attributable to shareholders was HK$282 million, up 52% from last year (2003/2004: HK$186 million), representing earnings per share of HK$1.011 (2003/2004: HK$0.687). The directors recommend the payment of a final dividend of HK$0.25 per share to shareholders, together with the interim dividend of HK$0.20 paid in January 2005, the total dividend amounted to HK$0.45 for the year, a 50% growth over that of last year.

Construction and Engineering

Although the Hong Kong economy recovered after the severe acute respiratory syndrome (SARS) outbreak in 2003, the construction and building services industry did not revive quickly. The Government was cautious in public spending due to the enormous budget deficit of 2004/2005 leaving the construction industry still in a difficult business environment. The decline in contracts available for tender, particularly government contracts, continued to affect the market squeezing both the turnover and margin of the Group. The Group's strategic move into other sectors provided it with the impetus to grow even when the construction industry was in the slump. Expanding into the pipe business was a major step in the Group's diversification plan. During the year, turnover of

Chairman's Statement

this segment increased by 40% to HK$2,287 million with profit at HK$160 million, up 11% over last year. The overall percentage of profit to turnover decreased from 8.8% to 7%. Assuming Building Construction and Civil Engineering Division was excluded from the results of this division as it was not consolidated in the Group accounts in 2003/2004 before the privatization, the overall margin for the year in this segment would be similar to that of last year.



Installation of lifts and escalators and curtain walls for Four Seasons Hotel at Hong Kong Station Development

For the Lifts and Escalators Division, competition remained very keen affecting its overall results. However, there are signs that the situation is stabilizing with the property market starting to pick up again in 2004. The Aluminium Windows and Curtain Walls Division also faced similar difficult situation. However, orders started to build up in the second half of 2004/2005 and major contracts in progress included Tower 21 in Union Square of Kowloon Station, Nina Tower I & II in Tsuen Wan, the Citygate Hotel in Tung Chung, the Kowloon Bus Depots in Mei Fu, and Noble Hill in Tin Ping Shan, Sheung Shui. The performance of the Environmental, Electrical and Mechanical Engineering Division improved. New contracts included Enhancement of Hypochlorite Dosing Plant and Blower Replacement for CLPP Power Stations, the supply and installation of Combined Heat and Power Generating Set System at Shek Wu Hui Sewage Treatment Works, the supply and installation of electrical and mechanical equipment for Tai Po Sewage Treatment Works Stage V Phase I, the electrical installation for a hotel development in



Installation of lifts and escalators and curtain walls at Nina Tower



Mechanical installation at Wynn Resorts in Macau

Chairman's Statement



Construction of Hong Kong Jockey Club Enterprise Center at the HKUST

Hung Hom Bay and mechanical installation for a 20-storey tower at Wynn Resorts in Macau. The Building Construction and Civil Engineering Division continued to downsize to maintain efficiency. The strategy bore fruit as the division turned profitable during the year though the margin was still fairly low. Major contracts secured included the Hong Kong Jockey Club Enterprise Center at the Hong Kong University of Science and Technology, the international school in Ma On Shan for the English Schools Foundations, and a primary school in Area 12, Yuen Long, the New Territories. The construction of a primary school and a secondary school in Area 16, Kau Hui, Yuen Long is in progress and will be completed in mid-2005.



Relining of DN750 Storm Water Drain by Process Phoenix at Ching Cheung Road

The Pipe Technologies Division performed well with both turnover and profit reaching targets. The assembly of all rehabilitation activities under the new brand – Chevalier Pipe Technologies Limited ("CPT") – was completed in late 2004. We succeeded in reorganizing and turning CPT into a leading global player in the pipe rehabilitation industry. We further strengthened our presence in both NordiTube Technologies AB and Rib Loc Group Limited ("Rib Loc") by increasing our shareholding in them to 92% and 74% respectively. The two technology companies own patented pipe rehabilitation technologies and provide related technical know-how to CPT. Having direct management access to these technologies underscored the rapid growth of the business segment. In 2004, we also established a new entity in the US thus strengthened our base in North America.

Chairman's Statement

We also acquired the remaining interests in associated rehabilitation construction companies in Hong Kong, Europe and the Middle East, guaranteeing our presence in these areas. At present, CPT is represented in Hong Kong, China, Singapore, the Emirates, Belgium, Sweden, Australia, the US and Germany. With access to Rib Loc's patented new "Plastream" technology, the door to the pipe manufacturing market is wide open for us. CPT is ready to exploit this field embedded with international growth potential.



Rehabilitation of a DN600 Fresh Water Main at Castle Peak

Insurance and Investment

Although the turnover of the Division increased from HK$283 million last year to HK$516 million this year, its contribution declined from HK$103 million to HK$56 million as the construction employee compensation underwriting business was very competitive in 2004/2005. The primary goal of the Group's general insurance business is to achieve an underwriting profit. To reach this target, we have been very disciplined in risk management. As the estimated margin was squeezed to a critical level during the year, the Division had to scale down its underwriting business and patiently look for business opportunities. Therefore, both its turnover and profit decreased substantially in 2004/2005, explaining the major setback in the division's performance.

The investment market was volatile and uncertain during the year, which led to a decline in profit of the investment segment. However, the drop in return was not significant as the Group adheres to a prudent and conservative investment strategy with the majority, around 60%, of its investment in fixed interest instrument, high yield note, bank deposit and other fixed income instruments, and the balance in equity and funds. The Group will continue its prudent investment strategy and maintain a balance portfolio to ensure it has a stable source of income.

Chairman's Statement



Deluxe residential project in Chengdu PRC – Cui Yong Tian Di City Oasis II

Property and Hotel

This segment performed well during the year with turnover increased by 57% from HK$340 million to HK$535 million. Profit of this segment also increased substantially from HK$44 million last year to HK$172 million. The Division benefited mainly from the timely realization of approximately two-third of the units at Chevalier Place in Shanghai, strong growth in the cold-storage rental revenue and the increase in rental income from investment properties.

With economic conditions improving, income from rental properties continued to grow last year. All investment properties were almost fully occupied and provided steady revenue and earnings to the Group. Chevalier Place, the luxury residential property located at a prime location in Shanghai, was launched for sale in February, 2005 and well received by the market. About two-third of the units were sold with total sales proceeds exceeding RMB500 million.

The Group has stepped up investment in development projects in Mainland China. We undertook projects in the Mainland leveraging our solid experience in managing projects, especially public housing and the government's Private Sector Participation Scheme projects, in Hong Kong. The Group expects the austerity measures imposed by the Chinese government to curb over-investment to help eliminate inefficient and speculative players in the market, thus pave the way for healthy long-term growth of the property market. The Group entered into contracts with various Mainland partners to develop real estates in Chengdu, Hefei and Shenzhen with gross floor area of 1.1 million sq.m..

The Property Management Division maintained its portfolio during the year. However, the Group sees room for expansion for this segment. The occupancy rates of the Chevalier Hotels in Xinyang, Dongguan and Jiujiang and the Rosedale on Robson Suite Hotel in Vancouver were at the same levels as last year's. The Group will continue to implement measures to contain costs and realign manpower resources so as to improve the profitability and efficiency of this business.

Chairman's Statement

IT & Other Business

Turnover of the Information Technology and Network Solutions Division increased to HK$570 million with contribution reaching HK$3.3 million. The overall performance of this segment improved. The Motor Vehicles and Trading Division also achieved its targets. During the year, Action Honda won the Honda Quality Dealer Award for the fifth consecutive year in Canada. In spite of the keen competition, the operating profit of the car dealership improved this year. Trading, import, distribution and wholesale business of oriental food in the West Coast of the US also recorded satisfactory performance. During the year, the Group gained exclusive distributorship of several renowned food products all of which were well accepted in the US market.

PROSPECTS

In 2004, Hong Kong recovered fully from the impact of the Asian financial crisis (1997-98) and the outbreak of SARS in 2003. The Hong Kong economy grew an impressive 8.1% in 2004, the fastest since 2000. However, Hong Kong, like any small open economy, is vulnerable to changes in the external environment. While its domestic economy appears solid, Hong Kong faces threats from the simultaneous slowdown of the global and Chinese economy, rising interest rates in the US and the sharp and enduring rise in oil price. All situations considered, we believe as long as the Mainland continues to sustain stable growth and the integration of Hong Kong with the Pearl River Delta progresses smoothly, and with also help from the Disneyland opening later this year, the Hong Kong economy will see satisfactory growth in 2005.



Executive Directors of the Company
Front row from left: Kuok Hoi Sang, Chow Yei Ching, Fung Pak Kwan
Rear row from left: Ho Chung Leung, Kan Ka Hon, Tam Kwok Wing, Chow Vee Tsung, Oscar

Chairman's Statement

2004/2005 was a memorable year for Chevalier. We marked our 35th anniversary with significant growth in net profit. We continued to command all our resources to establish a stable and profitable framework for sustainable development. During the past few years, we have followed our growth strategy and added the pipe and insurance businesses to our platform. We have taken on more property development projects especially in Mainland China. We also expanded into the lifestyle food and beverage business recently. The latest acquisition of Pacific Coffee by our listed subsidiary, Chevalier iTech Holdings Limited, has opened yet another a new and promising playfield for the Group. The Group expects the coffee business will enhance its recurrent income.

As we know well, the Group stands out in its ability to deliver notable results while coping with unforeseen circumstances and setbacks. We will continue to strengthen and expand our core business operations and at the same time explore different business opportunities. We will invest in high quality projects with clear potential of generating stable and recurrent incomes to the Group. Staffed by well-experienced professionals and owning top-notch industry expertise, the Group is well positioned to capture new opportunities and bring maximum returns to our shareholders.

APPRECIATION

The Group has made another good turnaround after the improving economic environment. On behalf of the Board, I would like to take this opportunity to thank the management and all staff for their concerted effort, commitment and professionalism.

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 13th July, 2005

Financial Review

As at 31st March, 2005, the Group's total net asset amounted to approximately HK$2,842 million (2004: HK$2,474 million), an increase of HK$368 million or 15% when compared with 2004.

Total debt to equity ratio was 59% (2004: 51%) and net debt to equity ratio was 15% (2004: 4%), which are expressed as a percentage of bank and other borrowings, and net borrowings respectively, over the total net asset of HK$2,842 million (2004: HK$2,474 million).

At the balance sheet date, the Group's bank and other borrowings amounted to HK$1,688 million (2004: HK$1,260 million). Cash and deposit at bank including pledged deposits amounted to HK$1,260 million (2004: HK$1,156 million) and net borrowings amounted to HK$428 million (2004: HK$104 million). Most of the borrowings are carrying floating interest rates based on Hong Kong Interbank Offering Rates, with small portions based on Prime Rate. Among those floating rate loans, HK$100 million are hedged to fixed rates through Interest Rate Swap Agreements.

Finance costs for the year amounted to HK$27 million (2004: HK$43 million), a decrease of HK$16 million as compared with 2004.

The Company has provided guarantees in respect of loan facilities granted to subsidiaries, amounting to HK$765 million (2004: HK$878 million).

The Group adopts conservative treasury policies in cash and financial management. To achieve better risk control and minimise cost of funds, the Group's treasury activities are centralised. Cash is generally placed in short-term deposits mostly denominated in Hong Kong or US dollars. The Group's liquidity and financing requirements are frequently reviewed. In anticipating new investments or maturity of bank loans, the Group will consider new financing while maintaining an appropriate level of gearing.

Schedule of the Major Properties

Particulars of major properties held by the Group are as follows:

(A) Held as Investment Properties/Properties for Own Use

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Hong Kong				
Units 1011 to 1019 on 10th Floor, 19th to 23rd Floor one-third interest in 201 carparks of Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay	Office premises and car parking space	174,600	Medium	100
Ground Floor of Block A, East Sun Industrial Centre, 16 Shing Yip Street, Kwun Tong, Kowloon	Industrial	16,000	Medium	100
Chevalier Warehouse Building, 1 On Fuk Street, On Lok Tsuen, Fanling, New Territories	Industrial	118,300	Medium	100
Chevalier Engineering Service Centre, 21 Sheung Yuet Road, Kowloon Bay	Industrial	177,500	Medium	100
The Whole of the 2nd, 3rd, 4th and 5th Floors, Factory Units Nos. 2205 and 2207 on 22nd Floor, and 8 carparks of Tsuen Wan Industrial Centre, Nos. 220-248 Texaco Road, Tsuen Wan, New Territories	Industrial	163,000	Medium	49
124-130 Kwok Shui Road Kwai Chung, New Territories	Cold storage warehouse	427,500	Medium	56.25
9 Henderson Road, Jardine's Lookout	Residential	9,500	Long	100
No. 20, Shek O Road	Residential	5,300	Long	100
Singapore				
Chevalier House, 23 Genting Road, Singapore 349481	Industrial	80,000	Freehold	100
The Blue Building, 10 Genting Road, Singapore 349473	Industrial	17,000	Freehold	100

Schedule of the Major Properties

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Canada				
4334-4340 Kingston Road, Ontario, MIF 2M8	Office, workshop and parking space for automobile dealership	20,200	Freehold	100
14535-14583, Yonge Street, Aurora, Ontario	Office, workshop and parking space for automobile dealership	25,000	Freehold	100
888 Hamilton Street, Vancouver, B.C.	Hotel	66,000	Freehold	76
United States of America				
430 East Grand Avenue, South San Francisco, CA	Industrial/ Warehouse	38,000	Freehold	100
The Mainland China				
355 Minquan Road, Xinyang City, Henan Province	Hotel	129,000	Medium	70
Sha Long Road, Sha Tong Village, Houjie Town, Dongguan City	Hotel	123,500	Long	100
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	50.8
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	50.8

Schedule of the Major Properties

(A) Held as Investment Properties/Properties for Own Use (continued)

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Germany				
Julius Strasse 12 32816 Schieder-Schwalenberg Germany	Production (impregnation plant)	245,000	Freehold	92.43
Julius Strasse 6/10 32816 Schieder-Schwalenberg Germany	Office and repair shop	227,000	Freehold	100
An der Brehnaer Str I 06794 Glebizsch Germany	Office and repair shop	218,000	Freehold	100

(B) Properties under Development

Location	Stage of completion	Expected date of completion	Usage	Site area *sq.ft.*	Estimated floor area after completion *sq.ft.*	Group's interest %
The Mainland China						
Lots A4-01 Dongguan City Central	Vacant site	Upon the available of land from the Government of the PRC	Residential and commercial	104,880	472,000	50

(C) Property for Sale

Location	Approximate gross floor area *sq.ft.*	Lease term	Group's Interest %
Hong Kong			
Charming Garden 8-16 Hoi Ting Road, Mongkok West, Kowloon	15,500	Medium	100
Beverly Garden 1 Tong Ming Street, Tseung Kwan O, New Territories	23,600	Medium	100
Glorious Garden 45 Lung Mun Road, Tuen Mun, New Territories	8,870	Medium	100
The Mainland China			
Chevalier Place, Lot No. 48, 18 Jiefang, Xuhui District, Shanghai	251,000	Long	80

Report of the Directors

The Directors present to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 2005.

Principal Activities

The principal activity of the Company is investment holding while the principal activities of its principal subsidiaries, associates and jointly controlled entities are shown on pages 79 to 86.

The Group's turnover and results for the year ended 31st March, 2005 analysed by business and geographical segments are set out in note 34 to the financial statements.

Results and Appropriations

The results of the Group for the year ended 31st March, 2005 are set out in the consolidated income statement on page 31. An interim dividend of HK20 cents per share was paid on Friday, 14th January, 2005. The Directors now recommend the payment of a final dividend of HK25 cents per share.

Share Capital

Movements in the Company's share capital during the year are set out in note 31 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 41 to the financial statements.

Reserves

Movements in reserves during the year are set out in note 32 to the financial statements.

Investment Properties

Movements in investment properties during the year are set out in note 12 to the financial statements.

Property, Plant and Equipment

Movements in property, plant and equipment during the year are set out in note 13 to the financial statements.

Borrowings

Details of bank loans and other borrowings of the Group as at 31st March, 2005 are set out in notes 28 and 29 to the financial statements,

Report of the Directors

Financial Summary

A financial summary of the Group is shown on page 2.

Major Customers and Suppliers

The Group's turnover and purchases of the year attributable to the Group's five largest customers and suppliers respectively were less than 30%. None of the Directors, their associates or any shareholder (whom to the knowledge of the Directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers or five largest customers.

Properties

Particulars of the major properties of the Group as at 31st March, 2005 are set out on pages 17 to 19.

Employees and Remuneration Policies

As at 31st March, 2005, the Group employed approximately 4,260 full time staff globally. Total staff costs amounted to approximately HK$634 million for the year ended 31st March, 2005. The remuneration policies are reviewed periodically on the basis of the nature of job, market trend, company performance and individual performance. Other staff benefits include bonuses awarded on a discretionary basis, medical schemes, retirement schemes and employees' share option scheme.

Donations

During the year, the Group made donations of HK$926,500 to charitable bodies and HK$711,000 to other communities respectively.

Principal Subsidiaries, Associates and Jointly Controlled Entities

Particulars regarding the principal subsidiaries, associates and jointly controlled entities of the Group are shown on pages 79 to 86.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws although there are no restriction against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Listed Securities

There was no purchase, sale or redemption of listed securities of the Company by the Company or any of its subsidiaries during the year.

Report of the Directors

Directors

The Directors who held office during the year and up to the date of this report were:

Executive Directors

Dr CHOW Yei Ching	*(Chairman and Managing Director)*
Mr KUOK Hoi Sang	*(Managing Director)*
Mr FUNG Pak Kwan	
Mr TAM Kwok Wing	
Mr KAN Ka Hon	
Mr CHOW Vee Tsung, Oscar	
Mr HO Chung Leung	

Independent Non-Executive Directors

Mr WONG Wang Fat, Andrew	
Dr CHOW Ming Kuen, Joseph	
Mr LI Kwok Heem, John	*(Appointed on 30th September, 2004)*

In accordance with the Company's Bye-laws, Messrs Li Kwok Heem, John and Wong Wang Fat, Andrew shall retire from office at the forthcoming Annual General Meeting and they, being eligible, will offer themselves for re-election. The Independent Non-Executive Directors are subject to the same retirement requirements as the Executive Directors.

Directors' Interests in Contracts

Messrs CHOW Yei Ching, KUOK Hoi Sang, FUNG Pak Kwan, TAM Kwok Wing, KAN Ka Hon and CHOW Vee Tsung, Oscar are interested in certain contracts in that they are the Directors and/or have beneficial interests in Chevalier iTech Holdings Limited ("CiTL").

Save as aforementioned, no other contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Business

During the year, none of the Directors have an interest in any business constituting a competing business to the Group.

Connected Transactions

On 11th March, 2005, a sale and purchase agreement ("the PPR Agreement") was entered into among Chevalier Pipe Technologies Limited ("CPT"), a wholly-owned subsidiary of the Company, as the Purchaser and Prosper Well Developments Limited ("Prosper Well") and Kao Gordon Kan ("Kao") as the Vendors and Chevalier Pipe Rehabilitation Hong Kong Limited ("CPRHK") (formerly known as Preussag Pipe Rehabilitation Hong Kong Limited) to acquire 11,935,000 shares of HK$1 each in the issued share capital of CPRHK and a shareholders' loan of HK$1 million due by CPRHK to the Vendors for an aggregate cash consideration of HK$19.3 million. After the completion of the PPR Agreement, CPRHK became an indirect wholly-owned subsidiary of the Company.

Connected Transactions – continued

On 11th March, 2005, a share sale and purchase agreement ("the NordiTube Agreement") was entered into between CPT as the Purchaser and rabmer as the Vendor to acquire 16,603,320 shares of nominal value of SEK0.5 each in the issued share capital of NordiTube Technologies AB ("NordiTube") for a cash consideration of approximately SEK15.8 million (equivalent to approximately HK$17.8 million). After the completion of the NordiTube Agreement, CPT was interested in 92.4% of the issued share capital of NordiTube.

As CPRHK and NordiTube are both non wholly-owned subsidiaries of the Company, Prosper Well together with Kao and rabmer are substantial shareholders of CPRHK and NordiTube respectively, the PPR Agreement and the NordiTube Agreement therefore constituted connected transactions of the Company under the revised Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") which came into effect on 31st March, 2004 ("the New Listing Rules"). Given the relevant percentage ratios for each of the PPR Agreement and the NordiTube Agreement are below 2.5%, both the PPR Agreement and the NordiTube Agreement are only subject to announcement and reporting requirements under Rule 14A.32 of the New Listing Rules.

Directors' and Chief Executives' Interests in Securities

As at 31st March, 2005, the interests and short positions of the Directors and the chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporation, within the meaning of Part XV of Securities and Futures Ordinance ("the SFO"), which have been notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have taken under such provisions of the SFO), or which were required to be recorded in the register to be kept by the Company pursuant to S352 of the SFO or as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("the Model Code") were as follows:

(a) Interests in the Company – Shares

		Number of ordinary shares			
Name of Directors	**Capacity**	**Personal interests**	**Family interests**	**Total**	**Approximate percentage of interest** *(%)*
CHOW Yei Ching	Beneficial owner	144,146,359*	–	144,146,359	51.74
KUOK Hoi Sang	Beneficial owner	98,216	–	98,216	0.04
FUNG Pak Kwan	Beneficial owner	93,479	–	93,479	0.03
TAM Kwok Wing	Beneficial owner	169,015	32,473	201,488	0.07
KAN Ka Hon	Beneficial owner	29,040	–	29,040	0.01
HO Chung Leung	Beneficial owner	40,000	–	40,000	0.01

* *Dr CHOW Yei Ching beneficially owned 144,146,359 shares of the Company, representing approximately 51.74% of the issued share capital of the Company. These shares were same as those shares disclosed in the section "Substantial Shareholders' Interests in Securities" below.*

Report of the Directors

Directors' and Chief Executives' Interests in Securities – continued

(b) Interests in Associated Corporation – Shares

Name of Directors	Associated corporation	Capacity	Number of ordinary shares: Personal interests	Corporate interests	Family interests	Total	Approximate percentage of interest (%)
CHOW Yei Ching	CiTL	Beneficial owner and Interest of controlled corporation	6,815,854	86,994,933*	–	93,810,787	54.75
KUOK Hoi Sang	CiTL	Beneficial owner	2,400,000	–	–	2,400,000	1.40
FUNG Pak Kwan	CiTL	Beneficial owner	2,580,000	–	–	2,580,000	1.50
TAM Kwok Wing	CiTL	Beneficial owner	400,000	–	10,400	410,400	0.24
KAN Ka Hon	CiTL	Beneficial owner	451,200	–	–	451,200	0.26

* *Dr CHOW Yei Ching had notified CiTL that under the SFO, he was deemed to be interested in 86,994,933 shares in CiTL which were all held by the Company as Dr Chow beneficially owned 144,146,359 shares, representing approximately 51.74% of the issued share capital of the Company.*

Save as disclosed above and in "Share Option Schemes" below, as at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company and any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have taken under such provisions of the SFO); or are required, pursuant to S352 of the SFO, to be recorded in the register referred to therein; or are required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

Share Option Schemes

A share option scheme of the Company ("the CIHL Scheme") was approved by the shareholders of the Company on 20th September, 2002. Another share option scheme of CiTL, the subsidiary of the Company ("the CiTL Scheme") was also approved by the shareholders of CiTL and the shareholders of the Company on 20th September, 2002. The CIHL Scheme and the CiTL Scheme fully comply with Chapter 17 of the Listing Rules. During the year, no share option was granted, exercised, cancelled or lapsed under the CIHL Scheme and the CiTL Scheme. There was no outstanding option under the CIHL Scheme and the CiTL Scheme at the beginning and at the end of the year.

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries was entered into or subsisted during the year.

Directors' Biographies

Executive Directors

Dr CHOW Yei Ching, Chairman and Managing Director, aged 69, is the founder of Chevalier Group. He is the Chairman of CiTL, a public listed company in Hong Kong. He is also an Independent Non-Executive Director of Van Shung Chong Holdings Limited and Shaw Brothers (Hong Kong) Limited and a Non-Executive Director of Television Broadcasts Limited. In 1995, Dr Chow was awarded with an Honorary Doctor Degree in Business Administration by The Hong Kong Polytechnic University and an Honorary University Fellow by The University of Hong Kong. In 1996 and 1997, he was appointed as an Honorary Member of the Board of Directors by Nanjing University and was conferred an Honorary Degree of Doctor of Laws by The University of Hong Kong respectively. Dr Chow also serves actively in a number of educational advisory committees and gives substantial support to the aforementioned two Universities in Hong Kong and The Hong Kong University of Science & Technology in areas of researches and developments. He is also a Consultative Professor of Zhejiang University and a Lecture Professor of Sichuan Union University in the PRC. Dr Chow's enthusiasm in public services is evidenced in his appointment in 2001 as the Vice Patron of The Community Chest in Hong Kong. He was also appointed as the Honorary Consul of The Kingdom of Bahrain in Hong Kong in 2001. He also actively participates in various professional bodies and associations on fraternal and Chinese affairs. To name a few, he is a Standing Committee Member of the Chinese People's Political Consultative Conference, Shanghai, the President of The Japan Society of Hong Kong and the Chairman of the National Taiwan University-HK Alumni Association, etc. In recognition of his contributions to local and overseas societies alike, Dr Chow was awarded honorable decorations from Britain, Belgium, France and Japan. Furthermore, Dr Chow was also awarded the Gold Bauhinia Star from the Government of the HKSAR in 2004. He is the father of Mr Chow Vee Tsung, Oscar, an Executive Director of the Company.

Mr KUOK Hoi Sang, Managing Director, aged 55, joined Chevalier Group in 1972 and is a Director of CiTL, a public listed company in Hong Kong. He is the President of The Lift and Escalator Contractors Association in Hong Kong, the Vice-Chairman of the Hong Kong - China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He is a member of Chinese People's Political Consultative Conference, Guangzhou. Mr Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr FUNG Pak Kwan, Director, aged 53, joined Chevalier Group in 1974 and is the Managing Director of CiTL, a public listed company in Hong Kong. He is the Advisor of the executive committee of the Guangdong Federation of Industry & Commerce and Guangdong Chamber of Commerce. Mr Fung is responsible for Chevalier Group's strategic planning and management of operations of subsidiaries which focus on a wide range of voice and data communication equipment and services, system integrated IT solutions as well as the sale of business machines, computer systems and equipment, telephone systems and relevant after-sales services. He also actively involves in the planning of investment and development projects, environmental engineering, automobile and hotel business in North America of the Chevalier Group.

Report of the Directors

Directors' Biographies – continued

Executive Directors – continued

Mr TAM Kwok Wing, Director, aged 44, joined Chevalier Group in 1986. Apart from his participation in running the insurance underwriting business together with property development, property management and cold storage warehousing divisions, he is also responsible for legal affairs, general administration, human resources management, public relations and travel agency business of Chevalier Group. Mr Tam holds a Bachelor Degree in Laws from the Beijing University of the PRC, a Master of Arts Degree from City University of Hong Kong and a Postgraduate Diploma in Corporate Administration from The Hong Kong Polytechnic University. He is also fellow members of the Chartered Institute of Arbitrators, the Institute of Chartered Secretaries and Administrators in the U.K. and the Hong Kong Institute of Company Secretaries. Presently, he also serves as an Honorary Secretary of the Insurance Claims Complaints Bureau.

Mr KAN Ka Hon, Director and Company Secretary, aged 54, joined Chevalier Group in 1986 and is a Director and Company Secretary of CiTL, a public listed company in Hong Kong. He is an Independent Non-Executive Director of Victory City International Holdings Limited and Asia Alliance Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, investment, pension fund and company secretarial activities. Mr Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Mr CHOW Vee Tsung, Oscar, Director, aged 31, joined Chevalier Group in 2000 and is a Director of CiTL, a public listed company in Hong Kong. He is responsible for the pipe technologies business, building services business and investments of the Chevalier Group. Mr Chow holds a degree in Master of Engineering from the University of Oxford, U.K.. He is currently the Chairman of the Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a council member of the Hong Kong Productivity Council and the Internet Professionals Association, an Advisory council of The Better Hong Kong Foundation, a registered manager of Yan Chai Hospital No.2 Secondary School and an Honorary Chairman of the Taiwan Business Association (HK) Ltd.. He is the son of Dr Chow Yei Ching, the Chairman and Managing Director of the Company.

Mr HO Chung Leung, Director, aged 55, joined Chevalier Group in 1985 and is also the Financial Controller of Chevalier Group. He is responsible for management of Chevalier Group's accounting and treasury activities. Mr Ho is a fellow member of The Association of Chartered Certified Accountants in the U.K. and a member of the Hong Kong Institute of Certified Public Accountants.

Independent Non-Executive Directors

Mr WONG Wang Fat, Andrew, aged 61, was appointed to the Board in 1999. Mr Wong was an elected member of the Legislative Council from 1985 to 2004 and was the President of the Legislative Council from 1995 to 1997. He had been lecturing at The Chinese University of Hong Kong since 1970 and is now retired. He is also an Independent Non-Executive Director of New Island Printing Holdings Limited and the Honorary President of the Hong Kong Corrugated Paper Manufacturers Association. Mr Wong holds a Bachelor of Arts (Honours) degree in literature from The University of Hong Kong and a Master of Public Administration degree from the Syracuse University, U.S.A..

Directors' Biographies – continued

Independent Non-Executive Directors – continued

Dr CHOW Ming Kuen, Joseph, aged 63, was appointed to the Board in 2002. He is the Chairman of Joseph Chow & Partners Ltd.. He has over 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, the PRC and Hong Kong. He is currently the Chairman of the Construction Workers Registration Authority, a Member of Chinese People's Political Consultative Conference of Shanghai as well as Hon. Senior Superintendent of the Hong Kong Auxiliary Police Force. He was previously the President of The Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority and Pamela Youde Nethersole Eastern Hospital Governing Committee as well as a Member of the Hong Kong Housing Authority and Hospital Authority.

Mr LI Kwok Heem, John, aged 50, was appointed to the Board in 2004. He is an Independent Non-Executive Director of China National Aviation Company Limited and China Merchants Holdings (International) Company Limited which are listed on the Stock Exchange. Previously, he was a partner at PricewaterhouseCoopers, Certified Public Accountants. He graduated from the Imperial College of the University of London with a Bachelor of Science degree and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants. He also obtained a Master of Business Administration degree from the Wharton School of Business of the University of Pennsylvania. Mr Li is the Vice-Chairman of the United Christian Medical Service and United Christian Hospital and is also a member of the Board of Trustees of Chung Chi College, The Chinese University of Hong Kong.

Retirement Schemes

The Company and its Hong Kong subsidiaries were participating companies in the Chevalier Group Staff Provident Fund Scheme ("the Scheme") as defined in the Occupational Retirement Schemes Ordinance which is a defined contribution retirement scheme. The Scheme was granted exemption from Mandatory Provident Fund regulations by the Mandatory Provident Fund Scheme Authority and shall not open to new members starting from 1st December, 2000. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to the Scheme are made by both the employers and the employees at the rate of 3.5% to 16% on the employees' salaries.

Pursuant to Government legislation, Bank Consortium Trust Company Limited was selected by the Group as an alternative Mandatory Provident Fund ("the MPF") service provider for employees of the Group who join the Group from 1st December, 2000. The MPF is available to the employees aged 18 to 65 and with at least 60 days of service under the employment of the Group in Hong Kong. Contributions are made by the Group at 5% based on the staff's relevant income at a maximum of HK$1,000 per month. The benefits are required by law to be preserved until the retirement age of 65.

The Group's total contributions to these schemes charged to the consolidated income statement during the year amounted to HK$27,856,000 against which the forfeited contributions amounting to HK$1,231,000 have been deducted. There were forfeited contributions amounting to HK$131,000 available at the year end date for the reduction of future employer's contributions.

Report of the Directors

Substantial Shareholders' Interests in Securities

As at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, the interests and short positions of the persons or corporations in the shares or underlying shares of the Company which have been disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO were as follows:

Substantial Shareholders	Number of shares held	Approximate percentage of interest (%)
CHOW Yei Ching	144,146,359	51.74
MIYAKAWA Michiko	144,146,359 *(Note 1)*	51.74
Value Partners Limited	16,248,000	5.83
CHEAH Cheng Hye	16,248,000 *(Note 2)*	5.83

Notes:

1. *Under Part XV of the SFO, Ms Miyakawa Michiko, the spouse of Dr Chow, was deemed to be interested in the same parcel of 144,146,359 shares held by Dr Chow.*

2. *Such interests arose through the interests in the relevant shares owned by Value Partners Limited, a funds management company, in which Mr Cheah Cheng Hye held approximately 31.82% shareholding interests.*

Save as disclosed above, as at 31st March, 2005, so far as is known to the Directors and the chief executives of the Company, no other person has interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations which were required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept by the Company under S336 of the SFO, or, were directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company.

Arrangement for Acquisition of Shares or Debentures

Except for the share option schemes adopted by the Company and CiTL, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Report of the Directors

Audit Committee

The Audit Committee, which was established pursuant to the requirements of Rule 3.21 of the Listing Rules, comprises Messrs WONG Wang Fat, Andrew, CHOW Ming Kuen, Joseph and LI Kwok Heem, John (who was appointed on 30th September, 2004), all the Independent Non-Executive Directors of the Company, met twice in the year. During the meetings, the Audit Committee has reviewed with the management the connected transactions, interim and annual reports of the Group, the accounting principles and practices adopted by the Group, the auditing, internal controls and financial reporting matters including the review of the audited financial statements for the year ended 31st March, 2005.

Corporate Governance

In the opinion of the Directors, the Company has complied throughout the year ended 31st March, 2005 with the guidelines for the Code of Best Practice as set out in Appendix 14 of the Listing Rules, which was still in force prior to 1st January, 2005 and remains applicable to the year under review, save and except that all the Independent Non-Executive Directors of the Company are not appointed for any specific terms but they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules. All directors of the Company confirmed, following specific enquiry by the Company, that they have complied with the required standard set out in the Model Code for the year ended 31st March, 2005.

The Company has received from each of the Independent Non-Executive Directors, a written confirmation of their respective independence to the Company pursuant to Rule 3.13 of the Listing Rules. The Company considers all the Independent Non-Executive Directors are independent.

Sufficiency of Public Float

According to the information that is publicly available to the Company and within the knowledge of the Board, the percentage of the Company's share which are in the hands of the public exceeds 25% of the Company's total number of issued shares as at 25th July, 2005, the latest practicable date to ascertain such information prior to the issue of this annual report.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who will retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

CHOW Yei Ching
Chairman and Managing Director

Hong Kong, 13th July, 2005

Report of the Auditors

Deloitte.
德勤

TO THE MEMBERS OF CHEVALIER INTERNATIONAL HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 31 to 86 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
13th July, 2005

Consolidated Income Statement

FOR THE YEAR ENDED 31ST MARCH, 2005

	Notes	2005 HK$'000	2004 HK$'000
Turnover	3	**4,290,482**	3,198,941
Cost of sales		**(3,741,546)**	(2,749,866)
Gross profit		**548,936**	449,075
Other operating income	4	**140,599**	118,314
Distribution costs		**(141,108)**	(124,048)
Administrative expenses		**(98,699)**	(98,664)
Other operating expenses	5	**(45,697)**	(33,173)
Profit from operations		**404,031**	311,504
Finance costs	6	**(27,056)**	(43,032)
Share of results of associates		**(423)**	(11,166)
Share of results of jointly controlled entities		**488**	(2,467)
Gain on discontinued operations	7	**–**	1,016
Profit before taxation	8	**377,040**	255,855
Taxation	9	**(73,052)**	(38,932)
Profit before minority interests		**303,988**	216,923
Minority interests		**(22,250)**	(30,923)
Profit for the year		**281,738**	186,000
Dividends	10	**125,362**	83,970
Earnings per share – Basic	11	**101.1 cents**	68.7 cents

Consolidated Balance Sheet

AS AT 31ST MARCH, 2005

	Notes	2005 HK$'000	2004 HK$'000
Non-current assets			
Investment properties	12	**426,464**	380,223
Property, plant and equipment	13	**1,550,445**	1,213,942
Properties for development	14	**8,901**	8,208
Goodwill	15	**83,576**	6,306
Negative goodwill	16	**(12,244)**	(12,918)
Intangible assets	17	**46,842**	8,713
Interests in associates	19	**23,772**	43,270
Interests in jointly controlled entities	20	**64,903**	21,743
Investments in securities	21	**13,744**	12,026
Club debenture		**2,169**	2,169
Deferred tax assets	30	**12,497**	6,043
Fixed deposits		**241,800**	7,800
		2,462,869	1,697,525
Current assets			
Inventories	22	**249,965**	222,253
Properties for sale	23	**657,609**	853,109
Debtors, deposits and prepayments	24	**868,399**	1,087,926
Amounts due from associates		**24,100**	16,544
Amounts due from jointly controlled entities		**86,442**	3,000
Amounts due from customers for contract work	25	**344,674**	318,600
Investments in securities	21	**1,115,729**	651,586
Other unlisted investments		**45,915**	3,843
Pledged deposits		**–**	89,386
Bank balances and cash equivalents		**1,017,747**	1,058,805
		4,410,580	4,305,052
Current liabilities			
Creditors, deposits and accruals	26	**1,254,737**	1,174,914
Unearned insurance premiums – due within one year		**53,933**	102,405
Outstanding insurance claims		**338,074**	313,351
Amounts due to associates		**1,892**	–
Amounts due to jointly controlled entities		**–**	352
Amounts due to customers for contract work	25	**107,270**	165,294
Bills payable		**24,133**	11,629
Obligations under finance leases	27	**3,543**	2,082
Deferred service income		**23,342**	21,723
Provision for taxation		**11,733**	14,654
Bank loans	28	**1,266,437**	544,539
Other loans	29	**250**	169
Bank overdrafts, unsecured		**1,895**	7,255
		3,087,239	2,358,367
Net current assets		**1,323,341**	1,946,685

Consolidated Balance Sheet

AS AT 31ST MARCH, 2005

	Notes	2005 HK$'000	2004 HK$'000
Total assets less current liabilities		**3,786,210**	3,644,210
Non-current liabilities			
Bank loans	28	**412,110**	702,149
Other loans	29	**2,105**	2,194
Unearned insurance premiums – over one year		**27,784**	67,110
Deferred tax liabilities	30	**152,381**	74,854
Obligations under finance leases	27	**1,869**	1,275
		596,249	847,582
Minority interests		**348,229**	322,779
		2,841,732	2,473,849
Capital and reserves			
Share capital	31	**348,228**	348,228
Reserves	32	**2,493,504**	2,125,621
		2,841,732	2,473,849

The financial statements on pages 31 to 86 were approved and authorised for issue by the Board of Directors on 13th July, 2005 and are signed on its behalf by:

KUOK Hoi Sang
Director

CHOW Vee Tsung, Oscar
Director

Balance Sheet

AS AT 31ST MARCH, 2005

	Notes	**2005** **HK$'000**	2004 HK$'000
Non-current assets			
Interests in subsidiaries	18	**1,547,812**	1,411,372
Investments in securities	21	**4,328**	6,872
Club debenture		**599**	599
Fixed deposits		**39,000**	–
		1,591,739	1,418,843
Current assets			
Debtors, deposits and prepayments		**9,235**	11,643
Amounts due from subsidiaries		**1,594,726**	1,524,525
Amounts due from associates		**23,099**	14,157
Investments in securities	21	**688,104**	164,202
Other unlisted investments		**37,713**	–
Tax prepaid		**–**	532
Bank balances and cash equivalents		**42,291**	25,358
		2,395,168	1,740,417
Current liabilities			
Creditors, deposits and accruals		**3,588**	2,917
Amounts due to subsidiaries		**1,295,101**	985,671
Bank loans	28	**657,200**	135,000
		1,955,889	1,123,588
Net current assets		**439,279**	616,829
Total assets less current liabilities		**2,031,018**	2,035,672
Non-current liabilities			
Bank loans	28	**150,000**	110,000
		1,881,018	1,925,672
Capital and reserves			
Share capital	31	**348,228**	348,228
Reserves	32	**1,532,790**	1,577,444
		1,881,018	1,925,672

KUOK Hoi Sang
Director

CHOW Vee Tsung, Oscar
Director

Consolidated Statement of Changes in Equity

FOR THE YEAR ENDED 31ST MARCH, 2005

	2005	2004
	HK$'000	*HK$'000*
Total equity at beginning of the year	**2,473,849**	2,199,788
Surplus on revaluation of investment properties net of deferred tax	**22,825**	–
Surplus on revaluation of properties for own use net of deferred tax	**162,012**	76,067
Share of associate's surplus on revaluation of properties for own use net of deferred tax	**4,955**	2,332
Exchange difference arising on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	**7,756**	12,957
Gain not recognised in the income statement	**197,548**	91,356
Issue of shares	**–**	51,432
Share issue expenses	**–**	(329)
Capital reserve released to income statement on liquidation of subsidiaries	**29**	41
Profit for the year	**281,738**	186,000
Dividends paid	**(111,432)**	(54,439)
Total equity at end of the year	**2,841,732**	2,473,849

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST MARCH, 2005

	2005 HK$'000	2004 HK$'000
OPERATING ACTIVITIES		
Profit before taxation	**377,040**	255,855
Adjustments for:		
Share of results of associates	**423**	11,166
Share of results of jointly controlled entities	**(488)**	2,467
Interest income	**(41,837)**	(39,817)
Interest expenses	**26,750**	42,807
Dividend income from listed in securities	**(3,238)**	(1,203)
Finance lease charges	**306**	225
Depreciation	**71,732**	50,803
Impairment loss on property, plant and equipment	**4,665**	–
Impairment loss on intangible assets	**1,055**	–
Release of negative goodwill	**(2,900)**	(473)
Amortisation of goodwill	**15,651**	3,573
Amortisation of intangible assets	**2,881**	1,311
Loss on liquidation of subsidiaries	**533**	41
Net loss on disposal of property, plant and equipment	**4,210**	4,516
(Surplus) deficit on revaluation of investment properties	**(21,264)**	9,257
Deficit (surplus) on revaluation of properties for own use	**7,493**	(431)
Loss on disposal of jointly controlled entities	**62**	–
Impairment loss on investment in an associate	**1,413**	–
Gain on disposal of a subsidiary	**–**	(9)
Operating cash flows before movements in working capital	**444,487**	340,088
Decrease (increase) in inventories	**9,691**	(10,355)
Decrease in properties for sale	**195,500**	139,980
Decrease in debtors, deposits and prepayments	**317,196**	91,784
(Increase) decrease in amounts due from customers for contract work	**(9,860)**	102,977
Increase in investments in securities	**(463,807)**	(159,421)
Increase in other unlisted investments	**(42,072)**	(3,843)
Decrease in creditors, deposits and accruals	**(93,826)**	(108,740)
Decrease in unearned insurance premiums	**(87,798)**	(57,037)
Increase in outstanding insurance claims	**24,723**	87,049
(Decrease) increase in amounts due to customers for contract work	**(128,044)**	12,616
Increase (decrease) in bills payable	**12,504**	(32,378)
Increase in deferred service income	**1,619**	506
Exchange difference	**(5,941)**	(9,855)
Cash generated from operations	**174,372**	393,371
Interest paid	**(26,194)**	(46,677)
Finance lease charges paid	**(306)**	(225)
Profits tax and Mainland China income tax paid	**(52,029)**	(68,044)
Profits tax refunded	**1,427**	2,952
NET CASH FROM OPERATING ACTIVITIES	**97,270**	281,377

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST MARCH, 2005

	Note	2005 HK$'000	2004 HK$'000
INVESTING ACTIVITIES			
Interest received		**41,161**	37,627
Dividends received from associates		**1,000**	–
Purchase of property, plant and equipment		**(52,214)**	(22,014)
Expenditure on intangible assets		**(5,935)**	(600)
Dividends received from investments in securities		**3,238**	1,203
Proceeds from disposal of property, plant and equipment		**5,853**	5,016
Net cash (outflow) inflow from acquisition of subsidiaries	33	**(34,108)**	131,803
Purchase of additional interest in subsidiaries		**(93,361)**	(23,034)
Investment in associates		**(338)**	(10,534)
Purchase of convertible notes		**–**	(5,125)
Purchase of club debenture		**–**	(550)
Investments in jointly controlled entities		**(36,899)**	–
Net advances to associates		**(4,664)**	(31,120)
(Advances to) repayments by jointly controlled entities		**(89,642)**	301
Increase in investments in securities		**(1,718)**	–
Decrease (increase) in pledged deposits		**89,425**	(3,773)
Withdrawal of fixed deposits with maturity over three months		**7,800**	12,234
Placing of fixed deposits with maturity over three months		**(241,800)**	–
Proceeds from disposal of an associate		**–**	6,971
NET CASH (USED IN) FROM INVESTING ACTIVITIES		**(412,202)**	98,405
FINANCING ACTIVITIES			
Dividends paid		**(111,432)**	(19,672)
Dividends paid to minority shareholders of subsidiaries		**(4,124)**	(2,438)
New bank and other loans raised		**522,111**	476,142
Repayment of bank and other loans		**(130,981)**	(576,200)
Share issue expenses		**–**	(329)
Issue of new shares		**–**	16,665
Repayment of finance leases obligations		**(3,013)**	(1,034)
Contribution by minority shareholders of subsidiaries		**3,809**	7,660
NET CASH FROM (USED IN) FINANCING ACTIVITIES		**276,370**	(99,206)
(Decrease) increase in cash and cash equivalents		**(38,562)**	280,576
Cash and cash equivalents at beginning of the year		**1,051,550**	764,486
Effect of changes in foreign exchange rates		**2,864**	6,488
Cash and cash equivalents at end of the year		**1,015,852**	1,051,550
Analysis of the balance of cash and cash equivalents			
Bank balances and cash equivalents		**1,017,747**	1,058,805
Bank overdrafts		**(1,895)**	(7,255)
		1,015,852	1,051,550

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

1. GENERAL

The Company was incorporated in Bermuda as an exempted company "with limited" liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The principal activity of the Company is investment holding while the activities of its principal subsidiaries are set out in appendix I.

2. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the revaluation of certain properties and securities and in accordance with the accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associates and jointly controlled entities on the basis set out in (d) and (e) below.

The results of subsidiaries, associates or jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(b) Goodwill/negative goodwill

Goodwill/negative goodwill arising on consolidation represents the excess/shortfall of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition.

Goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity, or at such time as the goodwill is determined to be impaired. Negative goodwill arising on acquisitions prior to 1st April, 2001 continues to be held in reserves and will be credited to consolidated income statement at the time of disposal of the relevant subsidiary, associate or jointly controlled entity.

Goodwill arising on acquisitions after 1st April, 2001 is capitalised and amortised on a straight-line basis over its useful economic life of 4 to 5 years. Goodwill arising on the acquisition of an associate or a jointly controlled entity is included within the carrying amount of the associate or jointly controlled entity. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill arising on acquisitions presented as deduction from assets. To the extent that such negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to consolidated income statement in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight-line basis over the remaining average useful life of the identifiable acquired depreciable assets of 4 to 5 years. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised as income immediately.

Negative goodwill arising on the acquisition of an associate and a jointly controlled entity is deducted from the carrying value of the associate and jointly controlled entity. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

(c) Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

2. PRINCIPAL ACCOUNTING POLICIES - continued

(d) Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of the associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the goodwill less negative goodwill in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss.

(e) Joint ventures

Jointly controlled assets

Where a group company undertakes its activities under joint venture arrangements directly, constituted as jointly controlled assets, the Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers are recognised in the financial statements of the relevant company and classified according to their nature. Liabilities and expenses incurred directly in respect of interests in jointly controlled assets are accounted for on an accrual basis.

Income from the sale or use of the Group's share of the output of jointly controlled assets, together with its share of joint venture expenses, are recognised when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the jointly controlled entities plus the goodwill less negative goodwill in so far as it has not already been written off, amortised or released to the income statement, less any identified impairment loss. The Group's share of the post-acquisition results of its jointly controlled entities is included in the consolidated income statement.

(f) Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in income statement for the period.

(g) Other listed investments

Other unlisted investments include options for trading purpose and investment in partnership.

Options for trading purpose are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, such options are measured at fair value, changes in fair value of such options are recognised in the income statement.

Investment in partnership is stated at cost less provision for loss where appropriate.

2. PRINCIPAL ACCOUNTING POLICIES - continued

(h) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at their open market value and are revalued annually by independent professional valuers. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance of the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On the disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided on investment properties except where the unexpired term of the relevant lease is 20 years or less.

(i) Property, plant and equipment

(i) Hotel properties

Hotel properties and their internal fixed plant are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

Depreciation is provided on a straight-line basis on hotel properties over the remaining terms of the relevant land lease.

(ii) Other properties

Cold storage warehouses and other properties held for own use are stated at their revalued amount, being the fair value on the basis of their existing use at the date of revaluation, less any subsequent accumulated depreciation and any subsequent impairment losses. Revaluations are performed with sufficient regularity such that the carrying amount does not differ materially from that which would be determined using fair value at the balance sheet date. Any increase arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, in which case the increase is credited to the income statement to the extent of the decrease previously charged. A decrease in net carrying amount arising on the revaluation of an asset is dealt with as an expense to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No depreciation is provided on freehold land. Depreciation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the revalued amount of the buildings on a straight-line basis over their estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever is the shorter.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(i) Property, plant and equipment – continued

(iii) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Depreciation is provided to write off the cost of the plant and equipment over their estimated useful lives after taking into account their estimated residual value at the following rates per annum:

	Basis	Initial charge upon purchase	Annual charge
Pipe rehabilitation equipment	straight line	–	16.67%
Computer equipment	reducing balance	20%	40%
Others	reducing balance	10% - 20%	10% - 20%

Assets held for leasing are depreciated over the term of the leases. Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

(j) Intangible assets

Intangible assets are measured initially at cost and amortised on a straight-line basis over their estimated useful lives as follows:

Cold store and public bonded warehouse and rice storage licences	10 years
Computer software licences	5 years
Patents and licenses rights	5 - 16 years
Research and development expenditure	10 years

(k) Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if it is anticipated that the development costs incurred on a clearly-defined project will be recovered through future commercial activity. The resultant asset is amortised on a straight-line basis over its useful life.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(l) Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the impairment loss is treated as a revaluation decrease under that accounting standard.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another accounting standard, in which case the reversal of the impairment loss is treated as a revaluation increase under that other accounting standard.

(m) Properties for sale and for development

Properties held for sale are stated at the lower of cost and net realisable value. Properties for development are stated at cost less any identified impairment loss where appropriate.

Cost comprises the cost of acquisition of properties, construction costs, other direct costs and borrowing costs capitalised. Net realisable value is estimated by management based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(o) Construction and installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the consolidated income statement by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year. When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Contracts in progress are recorded in the balance sheet at the contract costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "amounts due from customers for contract work" (as an asset) or "amounts due to customers for contract work" (as a liability), where applicable. Amounts received before the related work is performed are included in the balance sheet as a liability. Amounts billed for work performed on a contract but not yet paid by the customers are included in the balance sheet under "debtors, deposits and prepayments".

2. PRINCIPAL ACCOUNTING POLICIES - continued

(p) Unearned insurance premiums

Unearned insurance premiums represent the estimated portion of the premiums written which relate to periods of insurance subsequent to the balance sheet date. Unearned premiums are computed on the basis of net premiums written during the year, after deduction of net commissions and discounts given to customers, apportioned on a straight-line basis over the period insured.

(q) Insurance claims

Claims paid and outstanding comprise claims paid, claims reported but not yet paid as at the balance sheet date and an estimate of claims incurred but not reported which is calculated with reference to foreseeable events, past experiences and trends.

(r) Revenue recognition

When the outcome of a construction and installation contract can be estimated reliably, revenue is recognised using the percentage of completion method, measured by reference to the value of work carried out during the period. When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Income from sale of properties trading is recognised on the execution of a binding sales agreement.

Income from sale of goods is recognised when goods are delivered and title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discount.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

Insurance agency commission is recognised on the effective commencement or renewal dates of the related policies.

Insurance premium is recognised as income when an insurance policy is accepted and the relevant debit note is issued by the Company.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Income from sale of securities is recognised on a trade date basis when the sales agreement becomes unconditional.

Dividend income from investments is recognised when the Group's rights to receive payment have been established.

Rental income and other earnings under operating leases are recognised on a straight-line basis over the terms of the respective leases.

(s) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Payments on assets leased by the Group are dealt with in the income statement on a straight-line basis over the terms of the relevant lease.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(t) Finance leases

Leases are classified as finance leases when the terms of the leases transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases are capitalised at their fair values at the date of acquisition. The corresponding liability to the lessor, net of interest charges, is included in the balance sheet as a finance lease obligations. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(u) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(v) Foreign currencies

The accounting records of the Group, other than those subsidiaries not operating in Hong Kong, are maintained in Hong Kong dollars. Transactions in foreign currencies are initially recorded at the rates of exchange prevailing on the dates of transactions or on the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated at the rates prevailing on the balance sheet date. Profits and losses arising on exchange are included in net profit or loss for the period.

On consolidation, the assets and liabilities of the Group's overseas subsidiaries, associates and jointly controlled entities are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's exchange fluctuation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

(w) Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as an expense as they fall due.

(x) Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years, and it further excludes income statement items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

2. PRINCIPAL ACCOUNTING POLICIES – continued

(x) Taxation – continued

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Potential impact arising from the recently issued accounting standards

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRS") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005 and any business combinations for which the agreement date is on or after 1st January 2005 under HKFRS 3 "Business Combinations". The Group has not early adopted the new HKFRSs applicable to financial statements for the year ending 31st March 2006 in the financial statements for current year or entered into any business combination for which the agreement date is on or after 1st January 2005. Therefore the HKFRS 3 does not have any impact on the Group for the year ended 31st March 2005.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

3. TURNOVER

Turnover represents the net amount received and receivable for revenue arising from construction and installation contracts, hotel operations, warehouse operations, renting and sale of properties, sales of goods, provision of services, insurance business and investment income as follows:

	2005 HK$'000	2004 HK$'000
Turnover represents revenue from:		
Construction and installation contracts	**1,679,476**	914,079
Hotel operations	**54,800**	59,139
Warehouse operations	**90,216**	66,948
Leasing of properties and equipment	**66,903**	66,120
Sale of properties	**287,916**	140,863
Sale of computer, business machines and others	**991,008**	1,008,650
Provision of maintenance and property management	**604,457**	660,135
Insurance agency income and premium	**69,577**	155,087
Trading of securities	**446,129**	127,920
Total turnover	**4,290,482**	3,198,941

An analysis of the Group's turnover by business and geographical segments is set out in note 34.

4. OTHER OPERATING INCOME

	2005 HK$'000	2004 HK$'000
Included in other operating income are:		
Interest from bank and other deposits	**22,861**	19,300
Interest earned on debt securities	**18,754**	19,697
Interest from advance to associates	**222**	820
Dividend income from listed securities	**3,238**	1,203
Management fee income	**244**	1,066
Gain on trading of forward exchange contracts	**18,239**	458
Exchange gain	**21,958**	25,093
Release of negative goodwill	**2,900**	473
Surplus on revaluation of investment properties	**21,264**	–
Surplus on revaluation of properties for own use	**–**	431
Compensation received for breach of contract	**7,780**	–
Bad debts recovered	**4,523**	–

5. OTHER OPERATING EXPENSES

	2005 HK$'000	2004 HK$'000
Included in other operating expenses are:		
Deficit on revaluation of investment properties	**–**	9,257
Deficit on revaluation of properties for own use	**7,493**	–
Allowance for bad and doubtful debts	**–**	18,496
Amortisation of goodwill	**15,651**	3,573
Amortisation of intangible assets	**2,881**	1,311
Impairment loss on property, plant and equipment	**4,665**	–
Impairment loss on intangible assets	**1,055**	–

6. FINANCE COSTS

	2005	2004
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts	**25,894**	42,571
Interest on other loans not wholly repayable within 5 years	**882**	327
Finance lease charges	**306**	225
	27,082	43,123
Less: Amount capitalised to contract work	**(26)**	(91)
	27,056	43,032

Borrowing costs capitalised are based on interest cost incurred during the construction or for the acquisition of qualifying assets. The average interest rate during the year was 3% (2004: 0.7%).

7. GAIN ON DISCONTINUED OPERATIONS

Last year's credit represents over-accrual of operating lease charges and related outgoings of HK$645,000, staff redundancy cost of HK$408,000 and loss in value of inventories of HK$37,000 made in prior years on termination of the Group's operations in trading of general merchandise and retailing of telecommunication equipment and provision of telecommunication agency services.

The results of the operations in prior year up to the date of cessation in May 2003, and the carrying amounts of the assets and liabilities of the discontinued business included in last year's consolidated financial statements, are as follows:

	HK$'000
Turnover	994
Other operating income	3,180
Operating costs	(1,394)
Profit from operations	2,780
Less: minority interests	(1,369)
Gain attributable to the Group	1,411
Total assets	2,519
Total liabilities	(3,845)
	(1,326)
Less: minority interests	653
Net liabilities attributable to the Group	(673)

The discontinued business contributed HK$3,301,000 to the Group's prior year's operating cash flows, contributed HK$159,000 in respect of prior year's investing activities and used up HK$3,675,000 in respect of prior year's financing activities.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

8. PROFIT BEFORE TAXATION

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation has been arrived at after charging:		
Depreciation on property, plant and equipment		
Own assets	**73,699**	53,229
Assets held under finance leases	**2,306**	1,477
	76,005	54,706
Less: Amount capitalised to contract work	**(4,273)**	(3,903)
	71,732	50,803
Auditors' remuneration	**6,662**	4,400
Staff costs *(note a)*	**634,350**	518,845
Less: Amount capitalised to contract work	**(69,063)**	(35,260)
	565,287	483,585
Operating lease payments in respect of leasing of		
Premises	**16,521**	22,051
Others	**5,520**	2,251
	22,041	24,302
Net loss on disposal of property, plant and equipment	**4,210**	4,516
Net realised and unrealised holding loss on investments in securities	**2,814**	–
and crediting:		
Gross rental income from properties of HK$63,050,000 (2004 : HK$62,069,000) less outgoings *(note b)*	**43,300**	48,546
Gross earnings from leasing of equipment of HK$4,795,000 (2004 : HK$4,051,000) less outgoings	**4,358**	3,425
Net realised and unrealised holding gain on investments in securities	**–**	25,402

Notes:

(a) Details of directors' emoluments included in staff costs are disclosed in note 36.

Included in staff costs are an amount of HK$1,254,000 (2004: HK$6,110,000) in respect of redundancy payments made to staff and an amount of HK$27,856,000 (2004: HK$22,436,000) in respect of contributions to retirement benefit schemes, net of forfeited contributions.

(b) Included in rental income is an amount of HK$2,028,000 (2004: HK$1,668,000) less outgoings of HK$1,132,000 (2004: HK$1,229,000) from jointly controlled assets.

9. TAXATION

	2005	2004
	HK$'000	*HK$'000*
The charge (credit) comprises:		
Company and subsidiaries		
Current year profits tax		
Hong Kong	**26,601**	35,889
Overseas	**20,932**	12,237
	47,533	48,126
Deferred taxation *(note 30)*	**26,033**	(9,130)
	73,566	38,996
Share of taxation of associates	**(527)**	(65)
Share of taxation of jointly controlled entities	**13**	1
	73,052	38,932

Provision for Hong Kong profits tax is calculated at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits less available tax relief for losses brought forward of each individual company.

Provision for Mainland China income tax and overseas taxation is calculated based on the rates applicable to the relevant local legislation on the estimated assessable profits.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

9. TAXATION – continued

The charge for the year can be reconciled from the profit before taxation per the income statement as follows:

	2005 *HK$'000*	2004 *HK$'000*
Profit before taxation	**377,040**	255,855
Tax at the domestic income tax rate of 17.5% (2004: 17.5%)	**65,982**	44,775
Tax effect of non-deductible expenses	**12,526**	11,376
Tax effect of non-taxable income	**(15,697)**	(26,695)
Tax effect of current year's tax losses not recognised	**11,127**	27,806
Tax effect of utilisation of taxes losses and other deductible temporary difference not previously recognised	**(19,533)**	(23,136)
Effect of different tax rates of subsidiaries operating in other jurisdictions	**(5,576)**	410
Income tax on concessionary rate	**53**	(88)
Effect of opening deferred tax balances resulting from changes in tax rate during the year	**–**	1,042
Effect of share of taxation of associates and jointly controlled entities	**(525)**	2,321
Effect of different tax rates on land appreciation tax	**23,883**	–
Others	**812**	1,121
Tax charge for the year	**73,052**	38,932

Note:

The domestic income tax rate in the jurisdiction where the operation of the Group is substantially based is used. In addition to the amount charged to the income statement, deferred tax relating to the revaluation of the Group's properties has been charged/credited directly to equity as disclosed in note 30.

10. DIVIDENDS

	2005 *HK$'000*	2004 *HK$'000*
Interim dividend of HK$0.2 (2004: HK$0.1) per share paid	**55,716**	27,571
Proposed final dividend of HK$0.25 (2004: HK$0.2) per share	**69,646**	55,716
Additional dividend paid for prior year on shares allotted on exercise of options to subscribe for shares by the option holders	**–**	683
	125,362	83,970

A final dividend of HK$0.25 (2004: HK$0.2) per share has been proposed by the Directors and is subject to the approval by the shareholders in general meeting.

11. EARNINGS PER SHARE

Basic earnings per share is calculated based on the profit for the year of HK$281,738,000 (2004: HK$186,000,000) and on 278,582,000 (2004: weighted average of 270,640,000) ordinary shares in issue during the year.

12. INVESTMENT PROPERTIES

	Hong Kong under medium-term leases	Mainland China under long-term leases	Mainland China under medium-term leases	Overseas on freehold land	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP					
AT VALUATION					
At 1st April, 2004	220,727	1,890	10,600	147,006	380,223
Exchange adjustments	–	–	–	2,058	2,058
Net surplus (deficit) on revaluation	56,580	–	113	(12,510)	44,183
At 31st March, 2005	277,307	1,890	10,713	136,554	426,464

Notes:

(a) Investment properties in Hong Kong with carrying value of HK$18,667,000 (2004: HK$18,667,000) represent the Group's share of interest in jointly controlled assets.

(b) Properties were revalued on an open market value existing use basis on 31st March, 2005 by independent professional valuers. Properties in Hong Kong and Mainland China were revalued by Knight Frank Hong Kong Limited and DTZ Debenham Tie Leung Limited. Overseas properties were revalued by CB Richard Ellis (Pte) Ltd and DTZ Debenham Tie Leung Limited.

(c) Charges were created on the investment properties with a total carrying value of HK$214,530,000 (2004: HK$212,356,000).

(d) Gross rental income derived from investment properties for the year amounted to HK$17,293,000 (2004: HK$14,995,000).

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

13. PROPERTY, PLANT AND EQUIPMENT

	Cold storage warehouse	Hotel properties	Other properties for own use	Plant, machinery and equipment	Furniture, fixtures, other equipment, and motor vehicle for own use	Furniture, fixtures, other equipment, and motor vehicle for leasing	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP							
AT COST OR VALUATION							
At 1st April, 2004	290,000	149,298	653,259	117,102	184,572	9,629	1,403,860
Exchange realignment	–	5,445	2,453	3,834	1,564	163	13,459
Acquisition of subsidiaries	–	–	48,476	68,807	7,500	–	124,783
Additions	–	7,878	–	18,913	22,486	5,071	54,348
Disposals	–	(116)	(2,494)	(8,983)	(19,219)	(1,283)	(32,095)
Surplus (deficit) on revaluation	70,000	(1,596)	138,109	–	–	–	206,513
At 31st March, 2005	360,000	160,909	839,803	199,673	196,903	13,580	1,770,868
ACCUMULATED DEPRECIATION AND IMPAIRMENT							
At 1st April, 2004	–	–	–	57,221	130,239	2,458	189,918
Exchange realignment	–	97	(176)	1,879	844	59	2,703
Charge for the year	7,364	9,829	13,822	22,449	20,201	2,340	76,005
Eliminated upon disposals	–	(86)	(14)	(6,270)	(15,335)	(327)	(22,032)
Eliminated upon revaluation	(7,364)	(9,840)	(13,632)	–	–	–	(30,836)
Impairment loss	–	–	–	4,665	–	–	4,665
At 31st March, 2005	–	–	–	79,944	135,949	4,530	220,423
NET BOOK VALUES							
At 31st March, 2005	360,000	160,909	839,803	119,729	60,954	9,050	1,550,445
At 31st March, 2004	290,000	149,298	653,259	59,881	54,333	7,171	1,213,942

An analysis of the cost and valuation of the Group's property, plant and equipment is as follows:

	Cold storage warehouse	Hotel properties	Other properties for own use	Plant, machinery and equipment	Furniture, fixtures, other equipment, and motor vehicle for own use	Furniture, fixtures, other equipment, and motor vehicle for leasing	Total
At cost	–	–	–	199,673	196,903	13,580	410,156
At 2005 professional valuation	360,000	150,910	837,452	–	–	–	1,348,362
At 2005 directors' valuation	–	9,999	2,351	–	–	–	12,350
	360,000	160,909	839,803	199,673	196,903	13,580	1,770,868

13. PROPERTY, PLANT AND EQUIPMENT – continued

Notes:

(a) The net book value of properties comprises:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
In Hong Kong:		
Long lease	**298,600**	232,600
Medium-term lease	**730,370**	587,820
In Mainland China:		
Long lease	**38,785**	52,446
Medium-term lease	**45,046**	45,875
Overseas:		
On freehold land	**226,798**	152,619
Long lease	**15,901**	16,549
Medium-term lease	**4,575**	4,211
Short-term lease	**637**	437
	1,360,712	1,092,557

(b) Properties were revalued on 31st March, 2005 on an open market value existing use basis. Certain properties in the Mainland China were revalued by the directors and the other properties were revalued by independent professional valuers, Knight Frank Hong Kong Limited, DTZ Debenham Tie Leung Limited, CIBI Information, Inc., CB Richard Ellis (Pte) Limited and Prof. Dipl.-ing Hanns-Christian Thiele.

(c) Had the properties been carried at cost less accumulated depreciation, the carrying value as at 31st March, 2005 would have been HK$975,071,000 (2004: HK$936,662,000).

(d) Charges were created on the properties with a total carrying value of HK$809,733,100 (2004: HK$701,464,000).

(e) The net book value of machinery, tools and equipment held under finance leases amounted to HK$12,341,000 (2004: HK$5,479,000).

14. PROPERTIES FOR DEVELOPMENT

	THE GROUP
	HK$'000
Overseas properties on freehold land	
At cost less impairment loss	
At 1st April, 2004	8,208
Exchange adjustments	693
At 31st March, 2005	8,901

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

15. GOODWILL

	THE GROUP *HK$'000*
COST	
At 1st April, 2004	26,859
Acquisition of additional interest in subsidiaries	85,429
Transfer from associates on change of status to subsidiary	7,150
At 31st March, 2005	119,438
ACCUMULATED AMORTISATION	
At 1st April, 2004	20,553
Charge for the year	15,309
At 31st March, 2005	35,862
NET BOOK VALUES	
At 31st March, 2005	83,576
At 31st March, 2004	6,306

16. NEGATIVE GOODWILL

	THE GROUP *HK$'000*
COST	
At 1st April, 2004	13,137
Transfer from an associate on change of status to subsidiary	2,178
Acquisition of additional interest in a subsidiary	48
At 31st March, 2005	15,363
ACCUMULATED AMORTISATION	
At 1st April, 2004	219
Released to income statement	2,900
As 31st March, 2005	3,119
NET BOOK VALUES	
As at 31st March, 2005	12,244
As at 31st March, 2004	12,918

17. INTANGIBLE ASSETS

	Cold storage and public bonded warehouse and rice storage licences	Software licences	Research and development expenditure	Patents and licenses right	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP					
COST					
At 1st April, 2004	3,000	1,900	4,077	1,829	10,806
Exchange realignment	–	–	561	194	755
Acquisition of subsidiaries	–	–	–	35,881	35,881
Additions	–	–	3,596	2,339	5,935
At 31st March, 2005	3,000	1,900	8,234	40,243	53,377
ACCUMULATED AMORTISATION AND IMPAIRMENT					
At 1st April, 2004	637	807	425	224	2,093
Exchange realignment	–	–	316	190	506
Charge for the year	300	380	1,063	1,138	2,881
Impairment loss	–	–	–	1,055	1,055
At 31st March, 2005	937	1,187	1,804	2,607	6,535
NET BOOK VALUES					
At 31st March, 2005	2,063	713	6,430	37,636	46,842
At 31st March, 2004	2,363	1,093	3,652	1,605	8,713

18. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2005	2004
	HK$'000	*HK$'000*
Cost less impairment loss		
Shares listed in Hong Kong	**171,990**	171,990
Unlisted shares	**1,191,379**	989,273
Amounts due from subsidiaries less allowance for doubtful debts	**184,443**	250,109
	1,547,812	1,411,372
Market value of shares listed in Hong Kong	**90,434**	88,229

Particulars regarding the principal subsidiaries at 31st March, 2005 are set out in Appendix I. A complete list of all subsidiaries would be of excessive length and therefore the subsidiaries as set out are those which principally affected the results or assets of the Group.

The amounts due from subsidiaries are unsecured and have no fixed terms of repayment and are not expected to be repaid within twelve months from the balance sheet date.

None of the subsidiaries had any loan capital outstanding at the end of the year.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

19. INTERESTS IN ASSOCIATES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets		
Associate listed overseas	–	10,691
Unlisted associates	**9,072**	7,311
Negative goodwill on acquisition of an associate *(note b)*	–	(2,178)
Goodwill on acquisition of associates *(note c)*	–	7,492
Unlisted convertible notes *(note d)*	–	5,125
Amounts due from associates *(note e)*	**14,700**	14,829
	23,772	43,270
Market value of overseas listed associate	–	37,667

Notes:

(a) Particulars regarding the principal associates at 31st March, 2005 are set out in Appendix II. A complete list of the particulars of all associates would be of excessive length and therefore the associates as set out are those which principally affect the results or net assets of the Group.

(b) Negative goodwill on acquisition of an associate

	THE GROUP
	HK$'000
COST	
At 1st April, 2004	2,432
Transfer to negative goodwill on change of status to subsidiary	(2,432)
At 31st March, 2005	–
ACCUMULATED AMORTISATION	
At 1st April, 2004	254
Transfer to negative goodwill on change of status to subsidiary	(254)
At 31st March, 2005	–
NET BOOK VALUES	
At 31st March, 2005	–
At 31st March, 2004	2,178

19. INTERESTS IN ASSOCIATES - continued

(c) Goodwill on acquisition of associates

	THE GROUP
	HK$'000
COST	
At 1st April, 2004	9,159
Transfer to goodwill on change of status to subsidiaries	(9,159)
At 31st March, 2005	–
ACCUMULATED AMORTISATION	
At 1st April, 2004	1,667
Amortisation for the year	342
Transfer to goodwill on change of status to subsidiaries	(2,009)
At 31st March, 2005	–
NET BOOK VALUES	
At 31st March, 2005	–
At 31st March, 2004	7,492

(d) Convertible notes due from a listed associate, which became a subsidiary during the year, are unsecured, bear interest at 7.43% per annum and are due on 14th August, 2005.

(e) At 31st March, 2005 amounts due from associates of HK$14,700,000 (2004: HK$14,156,000) bear interest at HIBOR plus 1.5% per annum. The remaining amounts due from associates at 31st March, 2004 were interest free. All the amounts are unsecured and not expected to be repaid within twelve months after the balance sheet date.

20. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets (liabilities)	**59,491**	(12,698)
Amounts due from jointly controlled entities *(note b)*	**5,412**	34,441
	64,903	21,743

Notes:

(a) Particulars regarding the principal jointly controlled entities at 31st March, 2005 are set out in Appendix III. A complete list of the particulars of all jointly controlled entities would be of excessive length and therefore the jointly controlled entities as set out are those which principally affect the results or net assets of the Group.

(b) The amounts due from jointly controlled entities are interest-free, unsecured and not expected to be repaid within twelve months after the balance sheet date.

21. INVESTMENTS IN SECURITIES

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Held to maturity securities:				
Debt securities				
Listed overseas *(note)*	**–**	4,563	**–**	–
Investment securities:				
Unlisted equity securities	**4,440**	5,000	**–**	–
Other investments:				
Equity securities				
Listed shares				
Hong Kong (at market value)	**181,510**	69,558	**94,753**	6,872
Overseas (at market value)	**99,014**	64,979	**66,262**	–
Unlisted				
Shares	**2,691**	2,976	**2,691**	–
Hedged funds	**87,760**	31,162	**64,592**	–
Currency fund	**7,934**	–	**7,934**	–
Mutual funds	**60,609**	60,363	**24,849**	–
Money market funds	**12,049**	18,479	**12,048**	–
Debt securities				
Listed bonds overseas	**227,555**	175,573	**167,304**	125,056
Unlisted bonds	**389,492**	230,959	**210,737**	39,146
Equity linked notes	**56,419**	–	**41,262**	–
	1,129,473	663,612	**692,432**	171,074
Carrying value analysed for reporting purposes are:				
Non-current	**13,744**	12,026	**4,328**	6,872
Current	**1,115,729**	651,586	**688,104**	164,202
	1,129,473	663,612	**692,432**	171,074

Note:

Market values of debt securities listed overseas at 31st March, 2004, amounted to HK$10,551,000.

22. INVENTORIES

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Raw materials	**46,512**	25,154
Inventories held for resale	**158,571**	166,144
Consumable stores	**44,882**	30,955
	249,965	222,253

The cost of inventories recognised as an expense during the year was HK$1,118,529,000 (2004: HK$868,623,000).

Inventories held for resale include an amount of HK$44,713,000 (2004: HK$28,673,000) carried at net realisable value.

23. PROPERTIES FOR SALE

Properties for sale include the Group's share of interest in jointly controlled assets with an aggregate book value of HK$20,182,000 (2004: HK$23,321,000).

Properties for sale of HK$315,638,000 (2004: HK$390,059,000) are carried at net realisable value.

The cost of properties sold during the year amounted to HK$178,989,000 (2004: HK$101,668,000).

24. DEBTORS, DEPOSITS AND PREPAYMENTS

Included in debtors, deposits and prepayments are the Group's share of receivable of HK$300,000 (2004: HK$190,000) in relation to jointly controlled assets.

Included in debtors, deposits and prepayments are trade debtors of HK$453,215,000 (2004: HK$670,862,000). The Group has established different credit policies for customers in each of its core businesses. The average credit period granted to trade debtors was 60 days. The aged analysis of trade debtors is as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	**333,932**	605,265
61 – 90 days	**34,210**	30,269
Over 90 days	**85,073**	35,328
	453,215	670,862

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

25. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORK

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**4,324,097**	3,788,832
Recognised profits less recognised losses	**(41,359)**	(2,820)
	4,282,738	3,786,012
Less: Progress billings	**(4,045,334)**	(3,632,706)
	237,404	153,306
Represented by:		
Amounts due from customers included in current assets	**344,674**	318,600
Amounts due to customers included in current liabilities	**(107,270)**	(165,294)
	237,404	153,306

At 31st March, 2005, retention monies held by customers for contract work amounted to HK$110,543,000 (2004: HK$101,189,000). Advances received from customers for contract work amounted to HK$7,419,000 (2004: HK$3,588,000).

26. CREDITORS, DEPOSITS AND ACCRUALS

Included in creditors, deposits and accruals are the Group's share of liabilities of HK$198,000 (2004: HK$256,000) in relation to jointly controlled assets, which comprise investment properties, properties for sale and the related receivable totalling HK$36,118,000 (2004: HK$42,178,000) disclosed in notes 12, 23 and 24, respectively.

Included in creditors, deposits and accruals are trade creditors of HK$348,191,000 (2004: HK$283,779,000). The aged analysis of the trade creditors is as follows:

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
0 – 60 days	**226,605**	176,528
61 – 90 days	**10,012**	8,418
Over 90 days	**111,574**	98,833
	348,191	283,779

27. OBLIGATIONS UNDER FINANCE LEASES

	Minimum lease payments		Present value of minimum lease payments	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
THE GROUP				
Amounts payable under finance leases:				
Within one year	**3,682**	2,334	**3,543**	2,082
In the second to fifth years inclusive	**1,967**	1,426	**1,869**	1,275
	5,649	3,760	**5,412**	3,357
Less: future finance charges	**(237)**	(403)	**–**	–
	5,412	3,357	**5,412**	3,357
Less: amount due within one year shown under current liabilities			**(3,543)**	(2,082)
Amount due for settlement after twelve months			**1,869**	1,275

The Group leases certain of its equipments under finance leases. The average lease term is 4 years (2004: 4 years). For the year ended 31 March, 2005, the average effective borrowing rate was 5.3% (2004: 6.2%). Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

28. BANK LOANS

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
The bank loans are repayable as follows:				
Within one year	1,266,437	544,539	657,200	135,000
More than 1 year but not exceeding 2 years	94,780	303,645	–	110,000
More than 2 years but not exceeding 5 years	278,430	353,893	150,000	–
More than 5 years	38,900	44,611	–	–
	1,678,547	1,246,688	807,200	245,000
Less: amount due within one year shown under current liabilities	(1,266,437)	(544,539)	(657,200)	(135,000)
	412,110	702,149	150,000	110,000
Secured	632,309	631,688	109,200	–
Unsecured	1,046,238	615,000	698,000	245,000
	1,678,547	1,246,688	807,200	245,000

29. OTHER LOANS

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
The other loans are repayable as follows:		
Within one year	**250**	169
More than 1 year but not exceeding 2 years	**298**	–
More than 2 years but not exceeding 5 years	**899**	1,064
More than 5 years	**908**	1,130
	2,355	2,363
Less: amount due within one year shown under current liabilities	**(250)**	(169)
	2,105	2,194

The loans are unsecured, bear interest at market rate and repayable by 9 annual instalments, the last of which falls due in 2013.

30. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised and movements thereon during the current and prior reporting years:

THE GROUP

	Accelerated tax depreciation	Investment properties and properties for own use	Properties for sale	Allowance for doubtful debts	Tax losses	Land appreciation	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003	(6)	60,623	3,137	(1,833)	(3,948)	–	57,973
Exchange differences	–	872	–	–	–	–	872
Charge (credit) to income statement for the year	1,167	5,808	(1,023)	(688)	(15,436)	–	(10,172)
Charge to equity for the year	–	15,708	–	–	–	–	15,708
Acquisition of subsidiary	37	–	–	–	–	–	37
Effect on change in tax rate							
– charge (credit) to income statement	(86)	917	294	287	(370)	–	1,042
– charge to equity	–	3,351	–	–	–	–	3,351
At 31st March, 2004	1,112	87,279	2,408	(2,234)	(19,754)	–	68,811
Exchange differences	387	1,459	–	(1,209)	(55)	–	582
Charge (credit) to income statement for the year	1,274	1,898	(4,015)	323	(2,397)	28,950	26,033
Charge to equity for the year	–	44,458	–	–	–	–	44,458
At 31st March, 2005	2,773	135,094	(1,607)	(3,120)	(22,206)	28,950	139,884

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

	2005	2004
	HK$'000	*HK$'000*
Deferred tax liabilities	**152,381**	74,854
Deferred tax assets	**(12,497)**	(6,043)
	139,884	68,811

30. DEFERRED TAXATION – continued

At the balance sheet date, the Group had unused tax losses of HK$1,434 million (2004: HK$1,456 million) available for offset against future profits. A deferred tax asset has been recognised in respect of HK$127 million (2004: HK$109 million) of such losses. No deferred tax asset has been recognised in respect of the remaining HK$1,307 million (2004: HK$1,347 million) due to the unpredictability of future profit streams. Included in tax losses are losses of HK$51 million (2004: HK$65 million) of subsidiaries in Mainland China that will gradually expire until 2009; tax losses of HK$4 million (2004: HK$4 million) of other overseas subsidiaries that will expire from 2005 to 2018. Other losses may be carried forward indefinitely.

At the balance sheet date, the Group had unrecognised deductible temporary differences of HK$38 million (2004: HK$35 million). A deferred tax asset has not been recognised in relation to such deductible temporary differences as it is not probable that taxable profit will be available against which the deductible temporary differences can be utilised.

The Company had no significant unprovided deferred tax for the year and at the balance sheet date.

31. SHARE CAPITAL

	2005	2004
	HK$'000	*HK$'000*
Authorised:		
540,000,000 ordinary shares of HK$1.25 each	**675,000**	675,000
Issued and fully paid:		
278,582,090 ordinary shares of HK$1.25 each	**348,228**	348,228

There was no change in share capital during the year. During the last financial year, every five issued and unissued ordinary shares of HK$0.25 each were consolidated into one ordinary share of HK$1.25 each and 9,905,717 shares and 6,830,000 shares were issued in lieu of cash dividends payable to the shareholders and on exercise of share options, respectively.

Details of the share option schemes of the Company and its subsidiaries are set out in note 41.

32. RESERVES

THE GROUP

	Share premium	Capital reserve	Capital redemption reserve	Property revaluation reserve: Investment properties	Property revaluation reserve: Properties for own use	Exchange fluctuation reserve	Dividend reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st April, 2003	387,677	269,293	7,526	–	38,144	(10,158)	26,185	1,153,813	1,872,480
Exchange difference on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	–	–	–	–	–	12,957	–	–	12,957
Final dividend for 2003 paid	–	–	–	–	–	–	(26,185)	(683)	(26,868)
Issue of new shares	30,512	–	–	–	–	–	–	–	30,512
Share issue expenses	(329)	–	–	–	–	–	–	–	(329)
Surplus on revaluation of properties	–	–	–	–	88,482	–	–	–	88,482
Deferred tax liabilities arising from revaluation of properties	–	–	–	–	(12,415)	–	–	–	(12,415)
Released on liquidation of subsidiaries	–	41	–	–	–	–	–	–	41
Share of associate's reserve	–	–	–	–	2,332	–	–	–	2,332
Profit for the year	–	–	–	–	–	–	–	186,000	186,000
Dividends	–	–	–	–	–	–	55,716	(83,287)	(27,571)
At 31st March, 2004	417,860	269,334	7,526	–	116,543	2,799	55,716	1,255,843	2,125,621
Exchange difference on translation of financial statements of overseas subsidiaries, associates and jointly controlled entities	–	–	–	–	–	7,756	–	–	7,756
Final dividend for 2004 paid	–	–	–	–	–	–	(55,716)	–	(55,716)
Surplus on revaluation of properties	–	–	–	22,919	198,589	–	–	–	221,508
Deferred tax liabilities arising from revaluation of properties	–	–	–	(94)	(36,577)	–	–	–	(36,671)
Release on liquidation of a subsidiary	–	29	–	–	–	–	–	–	29
Share of associate's reserve	–	–	–	–	4,955	–	–	–	4,955
Profit for the year	–	–	–	–	–	–	–	281,738	281,738
Dividends	–	–	–	–	–	–	69,646	(125,362)	(55,716)
At 31st March, 2005	417,860	269,363	7,526	22,825	283,510	10,555	69,646	1,412,219	2,493,504

Notes:

(a) Retained profits of the Group include losses of HK$12,779,000 (2004: HK$14,993,000) and HK$20,980,000 (2004: HK$21,393,000) sustained by associates and jointly controlled entities, respectively.

(b) Capital reserve includes HK$84,905,000 (2004: HK$84,934,000) in respect of goodwill and HK$26,459,000 (2004: HK$26,459,000) in respect of negative goodwill.

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

32. RESERVES – continued

THE COMPANY

	Share premium HK$'000	Contributed surplus HK$'000 (Note a)	Capital redemption reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000
At 1st April, 2003	387,677	95,413	7,526	26,185	954,190	1,470,991
Final dividend for 2003 paid	–	–	–	(26,185)	(683)	(26,868)
Issue of new shares	30,512	–	–	–	–	30,512
Share issue expenses	(329)	–	–	–	–	(329)
Profit for the year	–	–	–	–	130,709	130,709
Dividends	–	–	–	55,716	(83,287)	(27,571)
At 31st March, 2004	417,860	95,413	7,526	55,716	1,000,929	1,577,444
Final dividend for 2004 paid	–	–	–	(55,716)	–	(55,716)
Profit for the year	–	–	–	–	66,778	66,778
Dividends	–	–	–	69,646	(125,362)	(55,716)
At 31st March, 2005	417,860	95,413	7,526	69,646	942,345	1,532,790

Notes:

(a) Contributed surplus represents the difference arising between the value of net assets acquired and the nominal amount of the Company's shares issued upon the reorganisation in 1989 less dividends paid out of the contributed surplus subsequently. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

(b) At 31st March, 2005, the Company's reserves available for distribution to shareholders amounted to HK$1,107,404,000 (2004: HK$1,152,058,000).

33. ACQUISITION OF SUBSIDIARIES

During the year, the Group acquired Preussag Pipe Rehabilitation Emirates LLC, Hung Mau Construction Limited and 51% interest in PPR Pipe Engineering & Technology (Shanghai) Limited at considerations of HK$2,130,000, HK$21,607,000 and HK$614,000, respectively. The Group also acquired an additional 43% and 50% interest in the associates, Rib Loc Group Limited ("Rib Loc") and KMG Holdings Limited ("KMG") at consideration of HK$48,886,000 and HK$129,000, respectively. Since then, Rib Loc and KMG became the Group's subsidiaries. The net assets of these subsidiaries acquired are stated below. The comparative amounts represent the Group's acquisition of additional 64.1% and 11.82% interest in Chevalier Construction Holdings Limited and NordiTube Technologies AB ("NordiTube"), respectively.

33. ACQUISITION OF SUBSIDIARIES – continued

	2005 HK$'000	2004 HK$'000
Property, plant and equipment	**124,783**	22,712
Intangible assets	**35,881**	4,919
Investments in securities	–	33,169
Interest in an associate	–	5,186
Interests in jointly controlled entities	–	8,695
Amount due from a jointly controlled entity	–	3,000
Inventories	**31,529**	10,636
Amounts due from customers for contract work	**12,188**	136,407
Debtors, deposits and prepayments	**94,704**	178,571
Tax prepaid	–	4,747
Cash and bank balances	**39,258**	173,764
Creditors, deposits and accruals	**(173,080)**	(435,775)
Amounts due to customers for contract work	**(71,236)**	(31,368)
Deferred taxation	–	(37)
Bank loans	**(26,923)**	–
Obligations under finance leases	**(2,902)**	–
Other loan	–	(2,363)
Minority interests	**(12,483)**	(7,458)
	51,719	104,805
Less: Interest already held by the Group		
Interests in associates	**(15,479)**	(33,210)
Amount due from an associate	**(3,378)**	(9,916)
Net assets acquired	**32,862**	61,679
Goodwill on acquisition	**42,730**	–
Negative goodwill on acquisition	**(2,226)**	(14,256)
	73,366	47,423
Satisfied by:		
Cash	**73,366**	41,961
Capitalisation of loans to an associate	–	5,462
	73,366	47,423
Net cash inflow in respect of acquisition of a subsidiary:		
Cash and bank balances acquired	**39,258**	173,764
Less: Cash consideration paid	**(73,366)**	(41,961)
	(34,108)	131,803

The subsidiaries acquired during the year contributed HK$181,687,000 (2004: HK$95,894,000) to the Group's turnover and HK$1,677,000 (2004: HK$3,649,148) to the Group's profit from operations.

34. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group is currently organised into five divisions. These divisions are the basis on which the Group reports its primary segment information. The Group's retailing of telecommunication equipment and the related agency service were terminated during the prior year.

Segment information about these businesses is presented below.

Turnover and results
Year ended 31st March, 2005

	Continuing					
	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
TURNOVER						
Turnover	2,287,011	530,692	578,519	574,861	387,015	4,358,098
Inter-segment sales	(301)	(14,986)	(43,278)	(5,678)	(3,373)	(67,616)
External sales	2,286,710	515,706	535,241	569,183	383,642	4,290,482

Inter-segment sales are charged at prices determined by management with reference to market prices.

RESULTS						
Segment results	160,389	56,181	171,887	3,311	10,086	401,854
Unallocated corporate expenses						(7,367)
Interest income						9,544
Profit from operations						404,031
Finance costs						(27,056)
Share of results of associates	2,309	-	-	(826)	(1,906)	(423)
Share of results of jointly controlled entities	(128)	-	616	-	-	488
Profits before taxation						377,040
Taxation						(73,052)
Profit before minority interests						303,988
Minority Interests						(22,250)
Profit for the year						281,738

34. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Balance sheet
As at 31st March, 2005

	Continuing					
	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS						
Segment assets	1,747,763	1,818,242	2,826,388	221,628	158,256	6,772,277
Interests in associates	5,838	-	358	-	17,576	23,772
Interests in jointly controlled entities	14,045	-	50,858	-	-	64,903
Unallocated corporate assets						12,497
Consolidated total assets						6,873,449
LIABILITIES						
Segment liabilities	1,122,553	408,930	206,135	79,056	14,491	1,831,165
Unallocated corporate liabilities						1,852,323
Consolidated total liabilities						3,683,488

Other information
Year ended 31st March, 2005

	Continuing					
	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Capital additions	270,827	11	33,303	6,064	1,095	311,300
Depreciation and amortisation	40,787	122	39,044	4,681	2,730	87,364
Loss on disposal of property, plant and equipment	1,884	-	1,512	450	364	4,210
Impairment loss on property, plant and equipment and intangible assets	5,720	-	-	-	-	5,720
Holding gain (loss) on investment in securities	133	5,324	-	(8,271)	-	(2,814)

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

34. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Turnover and results
Year ended 31st March, 2004

	Continuing					Discontinued	
	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information technology HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	Consolidated HK$'000
TURNOVER							
Turnover	1,636,785	308,230	384,715	546,107	399,673	1,818	3,277,328
Inter-segment sales	(918)	(25,223)	(44,805)	(4,593)	(2,024)	(824)	(78,387)
External sales	1,635,867	283,007	339,910	541,514	397,649	994	3,198,941

Inter-segment sales are charged at prices determined by management with reference to market prices.

	Construction and engineering HK$'000	Insurance and investment HK$'000	Property and hotel HK$'000	Computer and information technology HK$'000	Others HK$'000	Telecommunication service and general merchandise trading HK$'000	Consolidated HK$'000
RESULTS							
Segment results	143,918	102,576	44,296	4,345	3,116	2,780	301,031
Unallocated corporate expenses							(3,108)
Interest income							13,581
Profit from operations							311,504
Finance costs							(43,032)
Share of results of associates	(4,767)	-	-	(77)	(6,322)	-	(11,166)
Share of results of jointly controlled entities	60	-	(2,527)	-	-	-	(2,467)
Gain on discontinued operations	-	-	-	-	-	1,016	1,016
Profits before taxation							255,855
Taxation							(38,932)
Profit before minority interests							216,923
Minority Interests							(30,923)
Profit for the year							186,000

34. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Business segments – continued

Balance sheet
As at 31st March, 2004

	Continuing					Discontinued	
	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information technology *HK$'000*	Others *HK$'000*	Telecom-munication service and general merchandise trading *HK$'000*	Consolidated *HK$'000*
ASSETS							
Segment assets	1,595,924	1,156,401	2,452,874	288,699	167,876	2,519	5,664,293
Interests in associates	25,175	–	–	2,239	15,856	–	43,270
Interests in jointly controlled entities	8,835	–	12,908	–	–	–	21,743
Unallocated corporate assets							26,637
Consolidated total assets							5,755,943
LIABILITIES							
Segment liabilities	894,592	496,884	118,660	82,145	16,963	3,845	1,613,089
Unallocated corporate liabilities							1,346,226
Consolidated total liabilities							2,959,315

Other information
Year ended 31st March, 2004

	Continuing					
	Construction and engineering *HK$'000*	Insurance and investment *HK$'000*	Property and hotel *HK$'000*	Computer and information technology *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Capital additions	29,803	10	3,849	6,195	1,857	41,714
Depreciation and amortisation	16,482	165	31,329	4,803	2,435	55,214
Loss (profit) on disposal of property, plant and equipment	329	–	4,192	–	(5)	4,516
Holding gain (loss) on investment in securities	1,847	17,219	–	6,596	(260)	25,402
Allowances for bad and doubtful debts	13,299	(8)	609	4,214	382	18,496

34. BUSINESS AND GEOGRAPHICAL SEGMENTS – continued

Geographical Segments

The Group's operations in construction and engineering are located in Hong Kong, Mainland China, Singapore and Europe. Property investment and trading activities and hotel operations are mainly carried out in Hong Kong, Mainland China and Canada. Sales and servicing of IT equipment and business machines are mainly carried out in Hong Kong, Mainland China and Thailand. Motor vehicles trading and other trading are carried out in Canada and USA, respectively. Insurance and investment business is conducted in Hong Kong. The discontinued operations, retailing of general merchandise and telecommunication equipment and agency services was carried out in Hong Kong. The following is an analysis of the Group's turnover by geographical market:

	Turnover by geographical market			
	2005		2004	
	HK$'000	**%**	*HK$'000*	%
Hong Kong	**2,889,778**	**67**	2,145,982	67
Mainland China	**396,759**	**9**	256,748	8
Singapore	**182,230**	**4**	180,491	5
Thailand	**69,028**	**2**	124,176	4
Europe	**230,040**	**6**	52,615	2
Canada	**293,647**	**7**	308,644	10
U.S.A.	**102,085**	**2**	102,602	3
Australia	**110,122**	**3**	–	–
Others	**16,793**	**–**	27,683	1
	4,290,482	**100**	3,198,941	100

The following is an analysis of the carrying amounts of segment assets and additions to investment properties, property, plant and equipment and intangible assets analysed by geographical area in which the assets are located:

	Carrying amounts of segment assets				Additions to other properties, plant and equipment and intangible assets			
	2005		2004		**2005**		2004	
	HK$'000	**%**	*HK$'000*	%	***HK$'000***	**%**	*HK$'000*	%
Hong Kong	**3,986,135**	**59**	3,983,015	70	**85,753**	**27**	8,690	21
Mainland China	**918,862**	**13**	764,894	14	**5,446**	**2**	2,041	5
Singapore	**286,753**	**4**	310,436	5	**1,135**	**1**	5,109	12
Thailand	**53,142**	**1**	65,042	1	**–**	**–**	3,004	7
Europe	**556,545**	**8**	66,838	1	**116,605**	**37**	20,463	49
Canada	**378,345**	**6**	398,907	7	**7,668**	**2**	1,719	4
U.S.A.	**359,223**	**5**	82,223	1	**43**	**1**	135	1
Australia	**178,820**	**3**	–	–	**92,221**	**29**	–	–
Others	**54,452**	**1**	13,532	1	**2,429**	**1**	553	1
	6,772,277	**100**	5,684,887	100	**311,300**	**100**	41,714	100

35. MAJOR NON-CASH TRANSACTIONS

During the year, additions to plant and equipment during the year amounting to HK$2,134,000 (2004: nil) were financed by new finance leases.

During the year ended 31st March, 2004,

(a) 9,905,717 shares were issued in lieu of cash dividends payable to the shareholders at a total consideration of approximately HK$34,767,000.

(b) The Group acquired an additional 11.82% interest in NordiTube satisfied partly by the conversion of loans due from NordiTube of HK$5,462,000 as disclosed in note 33.

36. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Particulars of the emoluments paid to the Directors of the Company are as follows:

	2005	2004
	HK$'000	*HK$'000*
Fees	**375**	375
Salaries, allowances and benefits in kind	**20,458**	16,495
Contributions to retirement schemes	**778**	540
	21,611	17,410

Apart from the Directors' fees of HK$375,000 (2004: HK$375,000), no other emoluments were paid or are payable to the Independent Non-executive Directors.

No compensation for loss of office were paid or are payable to any of the Directors.

The emoluments of the Directors fall within the following bands:

	Number of directors	
Bands	**2005**	2004
Nil – HK$1,000,000	**3**	6
HK$1,000,001 – HK$1,500,000	**1**	1
HK$1,500,001 – HK$2,000,000	**3**	2
HK$2,500,001 – HK$3,000,000	**1**	–
HK$3,000,001 – HK$3,500,000	**–**	1
HK$3,500,001 – HK$4,000,000	**1**	–
HK$8,000,001 – HK$8,500,000	**1**	1
	10	11

36. EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT – continued

The five highest paid individuals include three (2004: four) Directors and the total emoluments paid to the five highest paid individuals for both years are as follows:

	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**18,357**	16,331
Performance-based bonus	**4,933**	–
Contributions to retirement scheme	**514**	542
	23,804	16,873

The emoluments of the five highest paid individuals fall within the following bands:

			Number of individuals	
Bands			**2005**	2004
HK$1,500,001	–	HK$2,000,000	**–**	3
HK$2,000,001	–	HK$2,500,000	**1**	–
HK$2,500,001	–	HK$3,000,000	**1**	–
HK$3,000,001	–	HK$3,500,000	**–**	1
HK$3,500,001	–	HK$4,000,000	**1**	–
HK$6,500,001	–	HK$7,000,000	**1**	–
HK$8,000,001	–	HK$8,500,000	**1**	1
			5	5

37. CHARGE ON ASSETS

Bank loans of HK$632,309,000 (2004: HK$631,688,000) and other unutilised banking facilities are secured by charges on certain properties, certain plant and equipment, other investments, inventories and other assets of the Group with an aggregate carrying value of HK$1,682,027,000 (2004: HK$1,746,423,000). In addition, fixed deposits of HK$89,386,000 were also pledged at 31st March, 2004 as a security for guarantees issued by banks for the Group's performance for maintenance and remedial work for certain Private Sector Participation Scheme projects completed by the Group and as a security for a performance bond issued by a bank in favour of a customer.

38. CONTINGENT LIABILITIES

At the balance sheet date, the Group and the Company had the following contingent liabilities and commitments:

(a) The Group and the Company had contingent liabilities in respect of guarantees issued for:

	THE GROUP		THE COMPANY	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Banking facilities granted to:				
Subsidiaries	**–**	–	**764,945**	878,106
Associates	**94,830**	67,563	**94,830**	67,563
Mortgage finance provided to the purchasers of properties by an associate	**1,125**	1,821	**–**	–
Performance of subsidiaries under certain contracts	**–**	–	**235,951**	405,435
Leasing of the Group's equipment	**–**	–	**81**	1,753
	95,955	69,384	**1,095,807**	1,352,857

(b) The Company had contingent liabilities in respect of counter-indemnities given to banks and insurance institutions amounting to approximately HK$124,200,000 (2004: HK$257,200,000) in respect of guarantees issued by them on the Group's performance for maintenance and remedial work for Private Sector Participation Scheme projects completed by the Group.

39. CAPITAL COMMITMENT

	THE GROUP	
	2005	2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of investment in partnership	14,369	19,667

40. OPERATING LEASES

The Group as lessee

The Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	**8,920**	5,906
In the second to fifth year inclusive	**18,733**	3,629
Over five years	**13,266**	–
	40,919	9,535

Notes to the Financial Statements

FOR THE YEAR ENDED 31ST MARCH, 2005

40. OPERATING LEASES – continued

Operating lease payments represent rentals payable by the Group for certain of its office premises. Leases are negotiated and rentals are fixed for an average term of three years.

The Group as lessor

At the balance sheet date, investment properties and completed properties for sale with a carrying value of approximately HK$316 million (2004: HK$348 million) and HK$390 million (2004: HK$389 million) respectively were rented out under operating leases. All of the properties were leased out for periods ranging from one year to five years. The future minimum lease payments receivable by the Group under non-cancellable operating leases for each of the following periods are as follows:

	2005	2004
	HK$'000	*HK$'000*
Within one year	**29,006**	35,845
In the second to fifth year inclusive	**22,213**	11,352
	51,219	47,197

41. SHARE OPTION SCHEMES

(a) Share option scheme of the Company

At 1st April, 2003, the Company had outstanding options granted under the old share option scheme of the Company which was expired in 2001. As a result of the consolidation of the Company's shares in June 2003, the outstanding options entitled holders to subscribe for 6,830,000 new shares of the Company at an adjusted price of HK$2.44 per share and were disposed during the year ended 31st March, 2004.

The Company's existing share option scheme (the "Scheme") was adopted by the shareholders pursuant to a resolution passed on 20th September, 2002 for the primary purpose of providing the participants with the opportunity to acquire proprietary interests in the Company and to encourage participants to work towards enhancing the value of the Company and its shares for the benefit of the Company and its shareholders as a whole. The Scheme will expire on 19th September, 2012.

The total number of shares in respect of which options may be granted under the Scheme and any other schemes is not permitted to exceed 10% of the shares of the Company in issue at the date of shareholders' approval of the Scheme (the "Scheme Mandate Limit") or, if such 10% limit is refreshed, at the date of shareholders' approval of the renewal of the Scheme Mandate Limit. The maximum aggregate number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other share option schemes, must not exceed 30% of the total number of shares of the Company in issue from time to time. The number of shares in respect of which options may be granted to any individual in any one year is not permitted to exceed 1% of the shares of the Company then in issue, without prior approval from the Company's shareholders. Each grant of options to any director, chief executive or substantial shareholder must be approved by Independent Non-executive Directors. Where any grant of options to a substantial shareholder or an independent non-executive director or any of their respective associates would result in the shares of the Company issued and to be issued upon exercise of options already granted and to be granted in excess of 0.1% of the Company's issued share capital and with a value in excess of HK$5,000,000 in the 12-month period up to the date of grant must be approved in advance by the Company's shareholders.

Options granted must be taken up within 30 days from the date of grant, upon payment of HK$1 per grant. An option may be exercised in accordance with the terms of the Scheme at any time during the effective period of the Scheme to be notified by the Board of Directors which shall not be later than 10 years from the date of grant. The exercise price is determined by the Directors of the Company, and will not be less than the highest of the closing price of the Company's share on the date of grant, the average closing price of the share on the Stock Exchange for the five business days immediately preceding the date of grant, and the nominal value.

No options have been granted under the Scheme.

41. SHARE OPTION SCHEMES – continued

(b) Share option scheme of Chevalier iTech Holdings Limited ("CiTL")

The existing share option scheme of a subsidiary of the Company, CiTL ("CiTL Scheme") was adopted on 20th September, 2002 and its terms are similar to the Company's Scheme. No options have been granted under the CiTL Scheme.

The financial impact of share options granted is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the share, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the share premium account. Options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

42. RETIREMENT BENEFITS

The Group has established various retirement benefit schemes for the benefit of its staff in Hong Kong and overseas. In Hong Kong, the Group participates in both a defined contribution scheme which is registered under the Occupational Retirement Scheme Ordinance (the "ORSO Scheme") and a Mandatory Provident Fund Scheme (the "MPF Scheme") established under the Mandatory Provident Fund Ordinance in December 2000. The assets of the schemes are held separately from those of the Group, in funds under the control of trustees. Employees who were members of the ORSO Scheme prior to the establishment of the MPF Scheme were offered a choice of staying within the ORSO Scheme or switching to the MPF Scheme, whereas all new employees joining the Group on or after 1st December, 2000 are required to join the MPF Scheme.

For members of the MPF Scheme, the Group contributes 5% of the relevant payroll costs at a maximum of HK$1,000 to the Scheme. The ORSO Scheme is funded by monthly contributions from both employees and the Group at rates ranging from 5% to 7.5% of the employee's basic salary, depending on the length of service with the Group.

Arrangements for staff retirement benefits of overseas employees vary from country to country and are made in accordance with local regulations and customs.

Where there are employees who leave the ORSO Scheme prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions. The amount of forfeited contributions utilised in this manner during the year was HK$1,231,000 (2004: HK$ 2,348,000). At 31st March, 2005, the total amount of forfeited contributions, which arose upon employees leaving the ORSO Scheme and which are available to reduce the contributions payable in future years, was HK$131,000 (2004: HK$59,000). At 31st March, 2005, contributions of HK$2,130,000 (2004: HK$2,192,000) due in respect of the reporting period had not been paid over to the ORSO Scheme.

43. OTHER COMMITMENTS

At 31st March, 2005,

(a) The Group has outstanding forward foreign exchange contracts with the total notional amount of approximately HK$642,418,000 (2004: HK$898,022,000), most of which are between United States dollar and Hong Kong dollar and with various maturity dates up to January 2006.

(b) The Group has outstanding interest rate swaps with the total nominal values of approximately HK$634,000,000 (2004: HK$650,000,000) and with various maturity dates up to August 2014.

44. RELATED PARTY TRANSACTIONS

Details of the material transactions entered during the year with the Company's associates and jointly controlled entities which are regarded as related parties for the purpose of Statement of Standard Accounting Practice 20 "Related Party Disclosures" are as follows:

(i) A 10-year license had been granted by an associate's which became a subsidiary during the year ended 31st March, 2005 to the Group for the rights of using the pipe rehabilitation technology. Royalty paid for the use of the technology during the year amounted to HK$226,000 (2004: HK$2,083,000). The Group purchased materials and equipment of HK$635,000 (2004: HK$24,066,000) at agreed terms from this associate. The amount payable at 31st March, 2004 amounted to HK$1,498,000.

(ii) The Group made advances to its associates and jointly controlled entities during the year. The advances to these companies are unsecured and the outstanding balances at 31st March, 2005 are disclosed in the consolidated balance sheet and notes 19 and 20. Included in the advances are unsecured loans of HK$14,700,000 (2004: HK$14,156,000) to an associate which bear interest at HIBOR plus 1.5% per annum. Interest income during the year on these loans amounted to HK$222,000 (2004: HK$649,000). In prior year, the Group received interest of HK$171,000 in respect of loans to associates which became subsidiaries during the year ended 31st March, 2004.

45. POST BALANCE SHEET EVENTS

Subsequent to 31st March, 2005, the Group acquired the entire issued share capital of Pacific Coffee (Holdings) Limited for a consideration of HK$205,000,000 of which HK$60,000,000 was financed by bank borrowings. It is impracticable to disclose the amounts of assets, liabilities and contingent liabilities of Pacific Coffee (Holdings) Limited at the acquisition date because management of the Group is in the process of determining such amounts.

Pacific Coffee (Holdings) Limited is engaged in the business of trading and retailing of coffee products and operation of coffee shops.

Principal Subsidiaries

Appendix I

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (Aluminium Engineering) Hong Kong Limited *(note 4)*	Hong Kong	Ordinary	HK$2	2	–	100	Supply and installation of aluminium building materials and curtain walls
Chevalier (Aluminium Engineering) Limited	Hong Kong	Ordinary	HK$100	100	–	100	Supply and installation of aluminium building materials and curtain walls
		Deferred	HK$2	2	–	100	
Chevalier Automobiles Inc. *(note 4)*	Canada	Common	C$100	100	–	100	Sales and servicing of automobiles
Chevalier (Building Supplies & Engineering) Limited	Hong Kong	Ordinary	HK$100	100	–	100	Supply and installation of building materials and trading of forklift trucks and generators
		Deferred	HK$2	2	–	100	
Chevalier Civil Engineering (Hong Kong) Limited	Hong Kong	Ordinary	HK$100	100	–	100	Civil engineering
Chevalier (Civil Engineering) Limited	Hong Kong	Ordinary	HK$45,837,002	45,837,002	–	100	Civil engineering
		Deferred	HK$24,964,002	24,964,002	–	100	
Chevalier Cold Storage and Warehousing Limited	Hong Kong	Ordinary	HK$2	2	–	56.25	Operation of a cold storage warehouse and logistic
Chevalier (Construction) Company Limited	Hong Kong	Ordinary	HK$60,500,000	60,500,000	–	99.6	Building construction and maintenance
Chevalier Construction Holdings Limited	The British Virgin Islands/ Hong Kong	Ordinary	HK$8,938,544	89,385,444	100	–	Investment holding
Chevalier Construction (Hong Kong) Limited	Hong Kong	Ordinary	HK$1,000	100	–	100	Building construction
		Deferred	HK$10,000	1,000	–	100	
Chevalier Development (S) Pte. Limited *(note 4)*	Singapore	Ordinary	S$2,500,000	2,500,000	–	100	Property investment
Chevalier Dongguan Hotel Co Limited *(notes 1 and 4)*	Mainland China	Not applicable	RMB40,000,000	Not applicable	–	100	Hotel operation

Principal Subsidiaries

Appendix I – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (E & M Contracting) Limited	Hong Kong	Ordinary	HK$69,200,000	69,200,000	–	100	Installation of electrical and mechanical equipment and provision of project management service
Chevalier Engineering (S) Pte. Limited *(note 4)*	Singapore	Ordinary	S$500,000	500,000	–	100	Installation and maintenance of lifts
Chevalier (Envirotech) Limited	Hong Kong	Ordinary	HK$127,600,000	127,600,000	–	100	Environmental engineering
Chevalier (HK) Limited	Hong Kong	Ordinary	HK$143,085,000	572,340,000	100	–	Marketing, installation and maintenance of lifts, escalators and air-conditioning systems, supply and servicing of power equipment and industrial equipment
Chevalier (Insurance Brokers) Limited	Hong Kong	Ordinary	HK$1,000,000	1,000,000	100	–	Insurance brokerage
Chevalier Insurance Company Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	–	Insurance underwriting
Chevalier International (USA) Inc. *(note 4)*	U.S.A.	Common	US$4,012,000	4,012,000	–	100	Grocery Trading
Chevalier iTech Holdings Limited (listed on The Stock Exchange of Hong Kong Limited)	Bermuda/ Hong Kong	Ordinary	HK$85,677,935	171,355,871	42.9	7.8	Investment holding
Chevalier iTech Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.7	Trading and servicing of computer and business machines
Chevalier iTech Thai Limited *(notes 3 and 4)*	Thailand	Ordinary Preference	BAHT18,980,000 BAHT1,020,000	189,800 10,200	– –	50.7 23.5	Trading of computer and business machines
Chevalier Lifts Engineering (Shenzhen) Co Limited *(notes 1 and 4)*	Mainland China	Not applicable	RMB10,000,000	Not applicable	–	100	Installation and maintenance of lifts

Principal Subsidiaries

Appendix I – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	–	50.7	Trading of computer and office equipment and provision of repair and maintenance service
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	–	50.7	Maintenance services
Chevalier Pipe Technologies Limited	Hong Kong	Ordinary	HK$230,000,000	230,000,000	100	–	Investment holding and trading of pipelining materials, machinery and equipment
Chevalier Property Management Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property management
		Deferred	HK$1,002	1,002	–	100	
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$365,002	365,002	–	50.7	Installation of satellite antennae
Chevalier Singapore Holdings Pte. Ltd. *(note 4)*	Singapore	Ordinary	S$11,250,000	112,500,000	–	100	Marketing, installation and maintenance of lifts and escalators
Chevalier Network Solutions Thai Limited (Formerly known as Chevalier Telecom (Thailand) Limited) *(note 4)*	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.7	Trading of telecommunication equipment
Chevalier (Travel Agency) Limited	Hong Kong	Ordinary	HK$1,500,000	15,000	–	100	Travel agency
Companhia de Elevadores Chevalier (Macau) Limited *(note 4)*	Macau	Ordinary	Patacas100,000	100	–	100	Installation and maintenance of lifts
Elevator Parts Engineering Company Limited	Hong Kong	Ordinary	HK$400,000	40,000	–	100	Marketing, installation and maintenance of lifts
Forth Bridge Company Limited	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$10,000	1,000	–	100	
Futex Development Limited *(note 4)*	Hong Kong	Ordinary	HK$1,000	1,000	–	100	Property investment and development
Full Ascent Development Limited	Hong Kong	Ordinary	HK$2	2	–	56.25	Property investment
Gold Express Development Limited	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	100	

Principal Subsidiaries

Appendix I – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Goldyork Investment Limited *(note 4)*	Hong Kong	Ordinary	HK$2	2	100	–	Property investment
Good Process Limited	Hong Kong	Ordinary	HK$149	149	100	–	Property development
		Deferred	HK$51	51	–	100	
Goodkent Limited *(note 4)*	Hong Kong	Ordinary	HK$100	100	–	100	Property development
		Deferred	HK$2	2	–	100	
Hung Mau Realty & Construction Limited (Change of name on 5th July 2005 to CPC Construction Hong Kong Limited)	Hong Kong	Ordinary	HK$200	2	–	100	Building construction and civil engineering
		Deferred	HK$25,936,200	259,362	–	–	
Jiujiang Chevalier Hotel & Travel Co., Limited *(notes 1 and 4)*	Mainland China	Not applicable	RMB25,000,000	Not applicable	–	100	Hotel operation
KMG Holding GmbH	Germany	Ordinary	Euro25,000	2	–	100	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, cleaning, gas and water pipelines, and civil and structural engineering
Lac Kar Investment Company Limited	Hong Kong	Ordinary	HK$3,600,000	3,600,000	–	100	Property investment
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	–	50.7	Property investment and share dealing
Macleh (Chevalier) Limited *(note 4)*	Canada	Common	C$101,100	10,100	–	100	Property investment and hotel operation
Macont Developments Inc. *(note 4)*	Canada	Common	C$1,000	1,000	–	100	Property investment
Matterhorn Properties Limited	The British Virgin Islands/ Hong Kong	Ordinary	US$1	1	–	100	Property investment

Principal Subsidiaries

Appendix I – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
NordiTube Technologies AB *(note 4)*	Sweden/Belgium	Ordinary	SEK54,509,340	109,018,680	–	92.43	Supply PHOENIX process and liners used by licensees for pipe rehabilitation projects
Oriental Sharp Limited	Hong Kong	Ordinary	HK$360,000,000	360,000,000	–	100	Property development
		Deferred	HK$51	51	–	100	
Peak Gain Limited *(note 4)*	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
PPR Technology (S) Pte Ltd. *(note 4)* *(change of name on 8th April, 2005 to Chevalier Pipe Rehabilitation Singapore Pte. Ltd.)*	Singapore	Ordinary	SGD1,000,000	1,000,000	–	92.8	Pipe-line engineering and maintenance, rehabilitation and construction of pipelines, including sewage, gas and water pipelines, and civil and structural engineering
Preussag Pipe Rehabilitation Hong Kong Limited (change of name on 30th April, 2005 to Chevalier Pipe Rehabilitation Hong Kong Limited)	Hong Kong	Ordinary	HK$43,400,000	43,400,000	–	100	Design and construction for flushing water, cooling water, gas, sewages and drainage pipelines
Proud Rich Limited *(note 4)*	Hong Kong	Ordinary	HK$20	2	–	100	Property investment
		Deferred	HK$20	2	–	100	
Rib Loc Group Limited (Delisted from the Australian Stock Exchange on 25th August, 2004)	Australia	Ordinary	A$14,907,000	28,397,332	–	74.17	Franchising, manufacturing and marketing of products and systems in the pipe renovation market, manufacture and marketing of air conditioning ducts and component
Shanghai Chon Main Real Estate Development Co. Ltd. *(notes 2 and 4)*	Mainland China	Not applicable	US$18,000,000	Not applicable	–	80	Property development
Sup Aswin Limited *(note 4)*	Thailand	Ordinary	BAHT15,000,000	150,000	–	50.7	Property investment

Principal Subsidiaries

Appendix I – continued

Name of company	Place or country of incorporation or registration/ operation	Class of shares	Issued and paid up share capital/registered capital	No. of shares	Effective percentage of issued share capital/registered capital held by the company Directly %	Indirectly %	Principal activities
Talent Luck Limited	Hong Kong	Ordinary Deferred	HK$270,000,000 HK$51	270,000,000 51	- -	100 100	Property development
Union Pearl Development Limited	Hong Kong	Ordinary	HK$2	2	-	100	Property investment and trading
Winfield Development Limited	Hong Kong	Ordinary	HK$2	2	-	100	Property investment
Xinyang Chevalier Hotel Co. Ltd. *(notes 2 and 4)*	Mainland China	Not applicable	RMB74,142,781	Not applicable	-	70	Hotel operation
廣州富明投資管理顧問有限公司 *(notes 2 and 4)*	Mainland China	Not applicable	HK$30,000,000	Not applicable	-	90.1	Investment holding and providing management service
757040 Ontario Limited *(note 4)*	Canada	Common	C$10	10	-	100	Property investment

Notes:

(1) Established in the Mainland China as wholly foreign owned enterprise.

(2) Established in the Mainland China as sino-foreign owned equity joint venture.

(3) Preference share are 10% non-cummulative and every four preference shares of this company carry one vote. All such shares have no right to participate in the distribution of surplus assets in case of winding-up.

(4) Not audited by Deloitte Touche Tohmatsu.

(5) All deferred shares are non-voting and practically have no rights to participate in any distribution upon winding up.

Principal Associates

Appendix II

Name of associate	Place or country of incorporation operation	Class of shares held	Effective percentage of issued capital held by the Company indirectly %	Principal activities
Chevalier MLD Leasing Company Limited	Hong Kong	Ordinary	50	Finance, leasing and hire purchase financing
K2 Printing Company Limited	Hong Kong	Ordinary	49	Printing magazines and books

All the associates are corporate and the Group's entitlement to share in the profit or loss in these associates is in proportion to its ownership interest.

Principal Jointly Controlled Entities

Appendix III

Name of jointly controlled entity	Place or country of incorporation or registration/ operation	Class of shares held	Form of business structure	Effective percentage of issued share capital/ registered share capital held by the Company indirectly %	Principal activities
Dongguan Keehing Real Estate Development Limited	Mainland China	Not applicable	Wholly foreign owned enterprise	50	Property development
Dongguan Keesing Real Estate Development Limited	Mainland China	Not applicable	Wholly foreign owned enterprise	50	Property development
Lam Woo & Company Limited	Hong Kong	Ordinary	Incorporated	50	Civil engineering
Lam Woo Construction Limited	Hong Kong	Ordinary	Incorporated	50	Building maintenance
Shenzhen Chevalier Golden Peak Real Estate Development Co. Limited *(note)*	Mainland China	Not applicable	Sino-foreign owned equity joint venture	46	Property development
成都華興其士房地產發展有限公司	Mainland China	Not applicable	Sino-foreign owned equity joint venture	49	Property development

Note: The Group share 50% in the profit or loss of the jointly controlled entities.

Except the above-mentioned, the Group's entitlement to share in the profit or loss of these jointly controlled entities is in proportion to its ownership interest.